

March 31, 2025

Dear Fellow Stockholder,



You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company" or "iRobot"), to be held on Friday, May 16, 2025, at 8:30 a.m., Eastern Time. The annual meeting will again be held entirely online this year. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/IRBT2025, where you will be able to vote electronically and submit questions. Given the virtual format, there is no opportunity to attend this annual meeting in person. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials) to attend the annual meeting.

At this annual meeting, you will be asked to (1) elect two (2) Class II directors, each to serve for a three-year term; (2) ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year; (3) approve amendments to our amended and restated certificate of incorporation ("Existing Certificate") to eliminate supermajority voting requirements; (4) approve amendments to our Existing Certificate to declassify the board of directors; (5) approve amendments to our Existing Certificate to eliminate the prohibition on stockholders' ability to call a special meeting; (6) approve amendments to our Existing Certificate to limit the liability of certain officers of the Company in certain circumstances as permitted by the Delaware General Corporation Law; (7) approve an amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan, as amended (the "2018 Plan"), to increase the maximum number of shares reserved for issuance under the 2018 Plan; and (8) approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement.

The board of directors unanimously recommends that you vote FOR the election of the director nominees, FOR ratification of appointment of our independent registered public accounting firm, FOR approval of amendments to our Existing Certificate to eliminate supermajority voting requirements, FOR approval of amendments to our Existing Certificate to declassify the board of directors, FOR approval of amendments to our Existing Certificate to eliminate the prohibition on stockholders' ability to call a special meeting, FOR approval of amendments to our Existing Certificate to limit the liability of certain officers of the Company in certain circumstances as permitted by the Delaware General Corporation Law; FOR approval of an amendment to the 2018 Plan to increase the maximum number of shares reserved for issuance under the 2018 Plan, and FOR approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in the accompanying Proxy Statement. Details regarding the matters to be acted upon at this annual meeting appear in the accompanying Proxy Statement. Please give the accompanying materials your careful attention.

Whether or not you plan to attend the annual meeting online, we urge you to vote on the business to come before this annual meeting so that your shares will be represented at the annual meeting. If you attend the annual meeting online, you may vote during the meeting electronically even if you have previously returned a proxy. Your prompt cooperation will be greatly appreciated.

BECAUSE APPROVAL OF PROPOSALS 3, 4, AND 5 REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST 75% OF THE OUTSTANDING SHARES OF OUR CAPITAL STOCK, YOUR VOTE WILL BE ESPECIALLY IMPORTANT AT THIS YEAR'S ANNUAL MEETING.

Thank you for your continued support, interest and investment in iRobot.

Sincerely,

/s/ Gary Cohen

Gary Cohen
Chief Executive Officer
March 31, 2025

iROBOT CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 16, 2025

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Friday, May 16, 2025, at 8:30 a.m., Eastern Time. The annual meeting will be held entirely online this year. The annual meeting is being held for the following purposes:

1. To elect two (2) Class II directors, nominated by the board of directors, each to serve for a three-year term, and until his successor has been duly elected and qualified or until his earlier death, resignation or removal;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year;

3. To approve amendments to our amended and restated certificate of incorporation ("Existing Certificate") to eliminate supermajority voting requirements;

4. To approve amendments to our Existing Certificate to declassify the board of directors;

5. To approve amendments to our Existing Certificate to eliminate the prohibition on stockholders' ability to call a special meeting;

6. To approve amendments to our Existing Certificate to limit the liability of certain officers in certain circumstances as permitted by the Delaware General Corporation Law;

7. To approve an amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan, as amended (the "2018 Plan"), to increase the maximum number of shares reserved for issuance under the 2018 Plan;

8. To hold a non-binding, advisory vote on the approval of the compensation of our named executive officers as disclosed in this Proxy Statement; and

9. To transact such other business as may properly come before the annual meeting and at any adjournments or postponements thereof.

Proposal 1 relates solely to the election of two (2) Class II directors nominated by the board of directors and does not include any other matters relating to the election of directors. Only stockholders of record at the close of business on March 19, 2025 (the "Record Date") are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

We are mailing our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"), instead of a paper copy of our Proxy Statement and our Annual Report to Stockholders for the fiscal year ended December 28, 2024 (the "2024 Annual Report"). Stockholders who have requested a paper copy of our proxy materials will continue to receive them by mail. The Notice contains instructions on how to access those documents over the Internet and how to request a paper copy of our Proxy Statement, the 2024 Annual Report, and a form of proxy card or voting instruction card.

All stockholders are cordially invited to attend the annual meeting online. To assure your representation at the annual meeting, we urge you, regardless of whether you plan to attend the annual meeting online, to sign, date and return the proxy card (if you received printed proxy materials) or to vote over the telephone or on the Internet as instructed in these proxy materials so that your shares will be represented at the annual meeting. If your shares are held in "street name," that is, held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted.

To be admitted to the annual meeting at _www.virtualshareholdermeeting.com/IRBT2025_, you must enter the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to attend the annual meeting. We encourage you to access the annual meeting before it begins. Online check-in to access the meeting will start shortly before the meeting on May 16, 2025. If you attend the annual meeting at _www.virtualshareholdermeeting.com/IRBT2025_ you may vote electronically during the meeting even if you have previously returned a proxy. Stockholders will also have the opportunity to submit questions prior to the annual meeting at _www.proxyvote.com_ by logging on with your control number or during the annual meeting through _www.virtualshareholdermeeting.com/IRBT2025_. A technical support telephone number will be posted on the log-in page of _www.virtualshareholdermeeting.com/IRBT2025_ that you can call if you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting.

In closing, we urge all stockholders to vote their shares TODAY using the proxy card (if you received printed proxy materials) or vote online or by telephone, as instructed, regardless of how many shares you own or whether you plan to attend the meeting online. We appreciate your cooperation and support in making sure your shares are represented.

**Important Notice Regarding the Internet Availability of Proxy Materials
for the Stockholder Meeting to Be Held on May 16, 2025**

This Notice of 2025 Annual Meeting, Proxy Statement, and 2024 Annual Report are available for viewing, printing and downloading at **_www.proxyvote.com_**.

By order of the Board of Directors,

/s/ Kevin Lanouette

Kevin Lanouette
Senior Vice President, General Counsel and Secretary
Bedford, Massachusetts
March 31, 2025

REGARDLESS OF WHETHER YOU EXPECT TO ATTEND THE ANNUAL MEETING ONLINE, PLEASE VOTE BY TELEPHONE, OVER THE INTERNET, OR BY SIGNING, DATING AND RETURNING THE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED (IF YOU RECEIVED PRINTED PROXY MATERIALS) IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES.

TABLE OF CONTENTS

iROBOT CORPORATION

PROXY STATEMENT
For the Annual Meeting of Stockholders
To Be Held on May 16, 2025

March 31, 2025

This Proxy Statement and related materials have been made available to you on the Internet, or have been delivered to you by mail at your request, on behalf of the board of directors of iRobot Corporation, a Delaware corporation (the "Company" or "iRobot"), for use at the annual meeting of stockholders to be held on Friday, May 16, 2025, at 8:30 a.m., Eastern Time. The annual meeting will be held entirely online this year. Additional details regarding attending the virtual annual meeting and voting at the meeting are provided below.

Important Notice Regarding the Internet Availability of Proxy Materials for
the Annual Meeting of Stockholders to be Held on May 16, 2025

We have elected to provide access to our proxy materials over the Internet under the Securities and Exchange Commission's ("SEC") "notice and access" rules, which we believe produces cost savings associated with reduced printing and postage expenses as well as promotes a positive environmental impact tied to lower quantities of materials that will be produced and delivered to stockholders. On or about March 31, 2025, we mailed to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our Proxy Statement and our Annual Report for the fiscal year ended December 28, 2024 (the "2024 Annual Report"). We believe that providing our proxy materials over the Internet expedites stockholders' receipt of proxy materials, lowers costs and reduces the environmental impact of our annual stockholder meeting. As a stockholder of the Company, you are invited to participate in the virtual annual meeting, and are entitled and requested to vote on the proposals described in this Proxy Statement. The Notice of Internet Availability instructs you on how to submit your proxy or voting instructions through the Internet. If you would like to receive a paper copy of our proxy materials, the Notice of Internet Availability instructs you on how to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone.

This Proxy Statement and our 2024 Annual Report are available for viewing, printing and downloading at **_www.proxyvote.com_**. A copy of our Annual Report on Form 10-K for the fiscal year ended December 28, 2024, as filed with the SEC on March 12, 2025, will be furnished without charge to any stockholder upon written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 28, 2024 are also available on the SEC's website at _www.sec.gov_.

The purposes of the annual meeting are to elect two Class II directors, each to serve for a three-year term, to ratify the appointment of the Company's independent registered public accounting firm, to approve four amendments to our existing amended and restated certificate of incorporation ("Existing Certificate") to (i) eliminate supermajority voting requirements, (ii) declassify our board of directors, (iii) eliminate the prohibition on stockholders' ability to call a special meeting, and (iv) limit the liability of certain officers in certain circumstances as permitted by the Delaware General Corporation Law, to approve an amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan, as amended (the "2018 Plan") to increase the maximum number of shares reserved for issuance thereunder, and to hold a non-binding, advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement. Only stockholders of record at the close of business on March 19, 2025, will be entitled to receive notice of and to vote at the annual meeting. As of March 19, 2025, 31,018,832 shares of common stock, $0.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote electronically during the online meeting or by proxy. Even if you have previously voted by proxy, you may change your votes and vote again electronically if you attend the annual meeting online. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company, (ii) duly completing a later-dated proxy relating to the same shares, or (iii) attending the annual meeting online and voting during the meeting electronically (although attendance at the annual meeting online will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation at the virtual annual meeting or by proxy of a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Broker "non-votes" are not considered voted for the particular matter. If you hold your shares in "street-name" through a broker or other nominee, if the nominee does not have discretionary voting power and absent voting instructions from you, your shares will not be counted as voting. Under the rules that govern brokers holding shares for their customers, brokers who do not receive voting instructions from their customers have the discretion to vote uninstructed shares on routine matters, but do not have discretion to vote such uninstructed shares on non-routine matters. Proposal 2 is considered to be a "routine" matter. Accordingly, if you beneficially own your shares and do not provide voting instructions, your broker, bank or other agent has discretionary authority to vote your shares on Proposal 2.

For Proposal 1, our by-laws require that each director be elected by the affirmative vote of holders of a majority of the votes cast by holders of shares present, online or represented by proxy, and entitled to vote on the matter. Abstentions and broker non-votes, if any, will not be counted as voting with respect to the election of the directors and, therefore, will not have an effect on the election of the Class II directors.

For Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year, Proposal 7, the vote to approve the amendment to the 2018 Plan to increase the maximum number of shares reserved for issuance under the 2018 Plan, and Proposal 8, the non-binding, advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement, an affirmative vote of holders of a majority of the votes cast by holders of shares present, online or represented by proxy, and entitled to vote on each such matter is required for approval. Abstentions and broker non-votes, if any, are not considered votes cast for Proposals 2, 7 and 8, and therefore, will not have any effect on the outcome of such Proposals.

For each of Proposals 3, 4 and 5, an affirmative vote of not less than 75% of the outstanding shares entitled to vote as of the Record Date is required for approval of each such Proposal. Abstentions and broker non-votes, if any, will have the same effect of a vote against such Proposals.

For Proposal 6, the affirmative vote of holders of a majority of the shares of our capital stock outstanding and entitled to vote as of the Record Date is required for approval of such Proposal. Abstentions and broker non-votes, if any, will have the effect of a vote against such Proposal.

All properly executed proxies returned in time to be counted at the annual meeting will be voted by the named proxies at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If you return a validly executed proxy without indicating how your shares should be voted on a matter, your proxies will be voted FOR election of the director nominees, FOR ratification of the appointment of our independent registered public accounting firm, FOR each of Proposals 3, 4, 5, and 6 (the "Charter Amendments"), FOR approval of the amendment to the 2018 Plan to increase the maximum number of shares reserved for issuance under the 2018 Plan, and FOR the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement.

Aside from the election of two (2) directors, the ratification of the appointment of the independent registered public accounting firm, the vote on the proposed Charter Amendments, the vote on the amendment to the 2018 Plan to increase the maximum number of shares reserved for issuance under the 2018 Plan, and the non-binding advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement, the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxy cards received by the board of directors will be voted with respect thereto at the discretion of the persons named as proxies.

It is important that your shares be voted regardless of whether you attend the online meeting. Please follow the voting instructions on the Notice of Internet Availability of Proxy Materials that you received. If you received a proxy card or voting instruction form, please complete the proxy card or voting instruction form promptly. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone – please refer to your voting instruction form. If you attend the meeting online, you may vote electronically during the meeting even if you have previously returned your vote in accordance with the foregoing. We appreciate your cooperation.

Important Information about How to Vote

All stockholders may vote their shares over the Internet, by telephone or during the annual meeting by going to _www.virtualshareholdermeeting.com/IRBT2025_. If you requested and/or received a printed version of the proxy card, you may also vote by mail.

- **By Internet (before the Annual Meeting).** You may vote at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the 16-digit control number included in your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). Votes submitted through the Internet must be received by 11:59 p.m. Eastern Time on May 15, 2025.
- **By Telephone.** You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). Votes submitted by telephone must be received by 11:59 p.m. Eastern Time on May 15, 2025.
- **By Mail.** If you received printed proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it promptly in the prepaid envelope we have provided or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than by May 15, 2025 to be voted at the annual meeting.
- **During the Annual Meeting.** You may vote during the annual meeting by going to *www.virtualshareholdermeeting.com/IRBT2025*. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). If you previously voted via the Internet (or by telephone or mail), you will not limit your right to vote online at the annual meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned your proxy card. If you vote via the Internet or by telephone, do not return your proxy card.

Participation in the Virtual Annual Meeting

Our 2025 Annual Meeting will be a completely virtual meeting. There is no physical meeting location.

To participate in the virtual meeting, visit *www.virtualshareholdermeeting.com/IRBT2025* and enter the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). You may begin to log into the meeting platform beginning at 8:15 a.m. Eastern Time on May 16, 2025. The meeting will begin promptly at 8:30 a.m. Eastern Time on May 16, 2025.

Stockholders will also have the opportunity to submit questions prior to the annual meeting at *www.proxyvote.com* by logging on with your control number or during the annual meeting through *www.virtualshareholdermeeting.com/IRBT2025* by typing your question in the "Ask a Question" field and clicking "Submit." Questions pertinent to meeting matters will be read and answered during the annual meeting, subject to time constraints. A technical support telephone number will be posted on the log-in page of *www.virtualshareholdermeeting.com/IRBT2025* that you can call if you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

Nominees

Our board of directors currently consists of nine (9) members. Our Existing Certificate currently divides the board of directors into three (3) classes. One class is elected each year for a term of three (3) years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated Neal Goldman and Julien Mininberg and recommended that each be elected to the board of directors as a Class II director, to hold office until the annual meeting of stockholders to be held in the year 2028 or until his successor has been duly elected and qualified or until his earlier death, resignation or removal. Each of Messrs. Goldman and Mininberg has consented to being named in this Proxy Statement and has agreed to serve if elected. The board of directors is also composed of (i) three (3) Class I directors (Eva Manolis, Michael Loparco and Gary Cohen) whose terms are currently set to expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2027, and (ii) three (3) Class III directors (Andrew Miller, Karen Golz and Michelle Stacy) whose terms are currently set to expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2026. Dr. Ruey-Bin Kao, currently a Class II director, has decided not to stand for reelection at the 2025 annual meeting, and therefore his term as a director will end at the 2025 annual meeting.

The board of directors knows of no reason why any of the nominees named in this Proxy Statement would be unable or for good cause will not serve, but if any nominee should for any reason be unable to serve or for good cause will not serve, the board of directors reserves the right to nominate a substitute nominee for election prior to the annual meeting, in which case the Company will file an amendment to this Proxy Statement disclosing the identity of such substitute nominee and related information and the proxies will be voted for such substitute nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Recommendation of the Board:

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*"
ELECTION OF THE NOMINEES LISTED BELOW.**

The following table sets forth our nominees to be elected at the annual meeting and continuing directors, the positions currently held by each nominee and director, the year each nominee's or director's current term is currently set to expire and each nominee's and director's current class:

Nominee's or Director's Name	Position(s) with the Company	Year Current Term Will Expire	Current Class of Director
Nominees for Class II Director:			
Neal Goldman	Director	2025	II
Julien Mininberg	Director	2025	II
Continuing Directors:			
Karen Golz	Director	2026	III
Andrew Miller	Chairman of the Board	2026	III
Michelle Stacy	Director	2026	III
Gary Cohen	Director	2027	I
Michael Loparco	Director	2027	I
Eva Manolis	Director	2027	I

Specific Qualifications, Skills and Experience Required of the Board

The nominating and corporate governance committee believes that certain qualifications, skills and experience should be represented on the board, as described below, although not every member of the board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the board.


PUBLIC CO. LEADERSHIP
Our business is complex and evolving rapidly. Our leadership is comprised of individuals who have helped lead public companies or operating business units of significant size and have proven leadership experience in developing and advancing a vision and making executive-level decisions.


PUBLIC CO. BOARD EXPERIENCE
We look for directors who have proven public company board experience, and who have demonstrated a steady hand in representing stockholders' interests.


FINANCE AND CAPITAL MANAGEMENT
Our business and financial model are complex and global in scope. Individuals with financial expertise are able to identify and understand the issues associated with our business and take an analytical approach to capital allocation decisions.


GLOBAL OPERATING EXPERIENCE
Our business is worldwide and we look for directors with global operating experience to enhance our understanding of the complexities and issues associated with running our business and the challenges we face.


GLOBAL CONSUMER PRODUCTS SALES AND MARKETING
Our business is entirely focused on delivering exceptional consumer products. We benefit from directors who have deep experience with consumer-centric businesses focused on meeting the consumers' needs.



DIRECT TO CONSUMER
Our strategy involves increasing transactions directly with our consumers, which requires us to communicate effectively with our customers to better understand how they use our products and what other products and services we can provide to increase our revenue per customer. We look for directors who have experience effectively scaling direct to consumer ("DTC") business models.



CONSUMER TECHNOLOGY INSIGHT AND TRENDS
Our products represent the marriage of consumer convenience with high tech engineering. We look for directors with expertise in and comfort with technology.


SOFTWARE/SAAS
The largest portion of our employee base is comprised of software engineers and our products can contain more than a million lines of code. Directors that can help steer the Company with issues of agile software development, competitive hiring of software engineers, and alternate business models drawn from the software industry help keep us competitive.


SMART HOME
Our newest products represent an important part of emerging smart home ecosystems. Directors with experience in this area aid in the execution of our corporate strategy.


DIVERSITY
We believe directors with diverse backgrounds provide valuable perspectives that enhance our competitiveness.

Board of Directors

Over the past several years we have added independent directors who have further diversified the board in terms of experience, expertise, geographical residency and understanding, and gender. In particular, these new directors have brought relevant, complementary skill sets and insights in disciplines that span global branding, strategic software development, cloud infrastructure, data analytics, consumer business and finance, all of which are critical to our strategy. We continually evaluate our board member skills for alignment with our strategic goals. The following matrix summarizes our directors' skills that are critical to our success:

Skills Matrix

Board Members	Public Co. Leadership	Public Co. Board Experience	Finance and Capital Management	Global Operating Experience	Global Consumer Products Sales and Marketing	Direct to Consumer	Consumer Technology Insight and Trends	Software/ SAAS	Smart Home	Diversity
Gary Cohen	●	●	●	●	●	●	●			
Neal Goldman	●	●	●	●						
Karen Golz	●	●	●	●						●
Dr. Ruey-Bin Kao	●	●	●	●	●	●	●	●	●	●
Michael Loparco	●	●	●	●	●		●			
Eva Manolis	●	●	●	●	●	●	●		●	●
Andrew Miller	●	●	●	●		●		●	●	
Julien Mininberg	●	●	●	●	●	●	●			
Michelle Stacy	●	●	●	●	●	●	●			●

Board Diversity Matrix (as of March 31, 2025)

We believe directors with diverse backgrounds, including gender diversity, provide competing perspectives that enhance our competitiveness. The following table sets forth information on the voluntarily self-identified diversity characteristics of the members of our board of directors:

Total Number of Directors: 9

	Cohen	Goldman	Golz	Kao[1]	Loparco	Manolis	Miller	Mininberg	Stacy
Part I: Gender Identity									
Male	●	●		●	●		●	●	
Female			●			●			●
Part II: Demographic Background									
African American or Black									
Alaskan Native or Native American									
Asian				●					
Hispanic or Latinx									
Native Hawaiian or Pacific Islander									
White	●	●	●		●	●	●	●	●
Two or More Races or Ethnicities									
LGBTQ+									

Board and Governance Information

9	Size of Board	✓	Proxy Access
8	Number of Independent Directors	✓	Majority Voting for Directors
62	Average Age of Directors	✓	Annual Election of Directors[2]
8	Board Meetings Held in Fiscal 2024	✓	Independent Directors Meet Without Management Present
4	Average Tenure of Independent Directors (in years)	✓	Director Stock Ownership Guidelines
		✓	Code of Business Conduct and Ethics for Directors, Officers and Employees
		✓	Director Self-Evaluation Program

---

[1] Dr. Ruey-Bin Kao, currently a Class II director, has decided not to stand for reelection at the 2025 annual meeting, and therefore his term as a director will end at the 2025 annual meeting.

[2] The Company is seeking stockholder approval at the Annual Meeting to declassify its board of directors.

Director Nominees - Class II



Neal Goldman

DIRECTOR SINCE: 2025
AGE: 55

Director



Public Directorships:
- Talos Energy Inc. (since 2018) - Chairman
- Weatherford International plc (since 2019)

Neal Goldman was appointed as an independent director of the Company in March 2025. Mr. Goldman is a seasoned executive with extensive public company board experience and a deep background in strategic planning, financial management and corporate turnaround consulting across multiple industries. Mr. Goldman has served as Chief Executive Officer and Managing Member of SAGE Capital Investments, LLC since 2016. Previously, Mr. Goldman was a Managing Director at Och Ziff Capital Management, L.P. and a Founding Partner of Brigade Capital Management, LLC, which he helped build to over $12 billion in assets. Mr. Goldman previously served as a Portfolio Manager at MacKay Shields, LLC and held various positions at Salomon Brothers, Inc., both as a mergers and acquisitions banker and as an investor in the high-yield trading group. Mr. Goldman currently serves as Chairman of the Board of Talos Energy Inc. and he is a member of the board of Weatherford International plc. Previously, Mr. Goldman served on the boards of several public companies, including KLDiscovery Inc., Diamond Offshore Drilling, Inc., Stone Energy Corporation, Mallinckrodt plc, Core Scientific, Inc., Redbox Entertainment Inc., Ultra Petroleum Corporation, Midstates Petroleum Company, LLC, Ditech Holding Corporation (f/k/a Walter Investment Management Corp.) and Pimco Income Strategy Fund I and II. Mr. Goldman received his B.A. degree from the University of Michigan and his MBA from the University of Illinois Urbana-Champaign.

Experience and Qualifications

Mr. Goldman's extensive public company board experience, proven track record of overseeing operational and financial transformations, and deep background in strategic planning, financial management and corporate turnaround consulting bring valuable leadership, experience and perspective to our board of directors.



Julien Mininberg

DIRECTOR SINCE: 2024
AGE: 60

Director

 **iRobot Committees:**
- Audit Committee
- Compensation and Talent Committee

 **Public Directorships:**
- SpartanNash Company (since April 2022)
- Helen of Troy Limited (former)

Julien Mininberg has served as a director since June 2024 and brings more than 30 years of experience in building market-leading multinational brands and businesses and transforming organizations and culture, as well as operating expertise and seasoned leadership skills. Mr. Mininberg most recently served as Chief Executive Officer of Helen of Troy Limited (Nasdaq: HELE), a $2 billion global consumer products company, from 2014 until his retirement in March 2024. While leading Helen of Troy, he was twice recognized by Institutional Investor magazine as the top mid-cap CEO in the Food, Beverage, Personal Care and Household Goods industry and was elected to their All-America Executive Team. He previously led Kaz, Inc., a private equity-backed provider of health care and home environment consumer solutions, through a major turnaround from 2006 to 2010, serving as its President and later as its Chief Executive Officer. Kaz was later acquired by Helen of Troy. Before joining Kaz, Mr. Mininberg spent 15 years at The Procter & Gamble Company (NYSE: PG), where he served in a variety of general management and marketing leadership positions in the United States and Latin America. Mr. Mininberg serves as an independent director of SpartanNash Company (Nasdaq: SPTN), a food solutions distributor and retailer, where he is a member of the Compensation and Nominating and Corporate Governance Committees. He has also served as the Chairman of the Board of Directors for the privately held food company Kettle Cuisine since 2024. Previously, Mr. Mininberg served as a director of Helen of Troy from 2014 until his retirement in 2024. In addition, Mr. Mininberg is a senior advisor to the private equity firm L Catterton and serves on the board of advisors for Yale School of Management. He holds a B.A. and MBA from Yale University.

Experience and Qualifications

Mr. Mininberg is a seasoned business executive with extensive experience in consumer goods and brings to iRobot critical experience in building market-leading multinational brands and organizations, with proven operational, turnaround and financial leadership and expertise.

Continuing Directors



Karen Golz

DIRECTOR SINCE: 2021
AGE: 71

Director

 **iRobot Committees:**
• Chair of Audit Committee

 **Public Directorships:**
• Analog Devices, Inc. (since June 2018)
• Aspen Technology, Inc. (former)

Karen Golz has served as a director since November 2021. Ms. Golz is a retired partner from Ernst & Young ("EY"), a public accounting firm, where she held various senior leadership positions during her tenure at the firm, including most recently as Global Vice Chair, Japan, and prior thereto, as Global Vice Chair, Professional Practice. Ms. Golz also served on EY's Global Risk Management Executive Committee, which was charged with risk management across EY's global network. Ms. Golz currently serves as senior advisor to The Boston Consulting Group's Audit and Risk Committee, a role she has held since 2017, and as a principal for K.M. Golz Associates, LLC, a consulting services company, since 2017. She also sits on the Board of Directors of the University of Illinois Foundation. Ms. Golz is also a National Association of Corporate Directors (NACD) Board Leadership Fellow and also earned the NACD CERT Certificate in Cybersecurity Oversight from Carnegie Mellon University. She holds a B.S. in Accountancy, summa cum laude, from the University of Illinois, Urbana-Champaign and is a certified public accountant ("CPA").

Experience and Qualifications
Ms. Golz has accounting, auditing, and risk management expertise and extensive experience helping global organizations address the complexities of international regulation and standards.



Andrew Miller

DIRECTOR SINCE: 2016
AGE: 64

Chairman of the Board

 **iRobot Committees:**
- Audit Committee
- Nominating and Corporate Governance Committee

 **Public Directorships:**
- Verint Systems (since December 2019)
- Vontier Corporation (since October 2020)
- United Online, Inc. (former)

Andrew Miller has served as a director since September 2016 and brings critical financial leadership as well as software, cloud infrastructure and connected technologies experience to iRobot as the Company continues to grow its consumer business globally and focus on the connected home. Mr. Miller most recently served as executive vice president and chief financial officer of PTC, Inc., a provider of software technology platforms and solutions, from 2015 to 2019. At PTC, he was responsible for global finance, tax and treasury, investor relations, information technology, pricing, corporate real estate, and customer administration. From 2008 to 2015, Mr. Miller served as chief financial officer of Cepheid, a high-growth molecular diagnostics company, where he built world-class finance and information technology teams and a nationally recognized investor relations program. Mr. Miller has also served in financial leadership roles at Autodesk, MarketFirst Software, Cadence Design Systems, and Silicon Graphics. In addition to his service on the iRobot board of directors, Mr. Miller serves as a director on the board of Verint Systems (Nasdaq: VRNT), a global software and cloud provider of actionable intelligence solutions, where he is chair of the audit committee. Mr. Miller also serves on the board of Vontier Corporation (NYSE: VNT), a global industrial technology company focused on smarter transportation and mobility, where he is chair of the audit committee and a member of the compensation committee. He is also a former director of United Online, where he chaired the audit committee and served on the compensation committee. Mr. Miller holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University and was a CPA.

Experience and Qualifications

Mr. Miller brings critical financial leadership as well as software, cloud infrastructure and connected technologies experience as the Company continues to grow its consumer business globally and focus on the connected home.



Michelle Stacy

DIRECTOR SINCE: 2014
AGE: 69

Director



iRobot Committees:
- Chair of Compensation and Talent Committee
- Nominating and Corporate Governance Committee



Public Directorships:
- Flex Pharma, Inc. (former)

Michelle Stacy has served as a director since August 2014. During her five-year tenure as president at Keurig Inc., a division of Keurig Green Mountain, Inc., from 2008 to 2013, the company's revenue grew from $493 million in 2008 to $4.3 billion in 2013. Prior to serving as president of Keurig, Ms. Stacy had a 25-year career at Gillette in various global leadership roles in several business lines, including Gillette Male Grooming, Oral-B, and Papermate/Waterman. Ms. Stacy has also served as lead executive director of Coravin, Inc. and a director of LCP Edge Holdco, LLC (Hydrafacial), Young Innovations Inc., Flex Pharma and Tervis Inc. Ms. Stacy currently serves on the board of Bellwether Coffee Co., Miltons Bakery, and SkullCandy. Ms. Stacy is a recognized expert on identifying strategies to successfully build top line growth for global brands. She holds a B.S. from Dartmouth College and an M.S. in Management from J.L. Kellogg Graduate School of Management - Northwestern University, and is bilingual in French and English.

Experience and Qualifications
Ms. Stacy brings to the board of directors a wealth of experience leading consumer-focused, high-growth businesses and building global brands.



Eva Manolis

DIRECTOR SINCE: 2019
AGE: 61

Director



iRobot Committees:
- Chair of Nominating and Corporate Governance Committee



Public Directorships:
- Fair Isaac Corporation (since April 2018)
- Shutterfly, Inc. (former)

Eva Manolis has served as a director since July 2019. Ms. Manolis brings more than 30 years of product development and global ecommerce experience within the consumer technology space to the iRobot board. Ms. Manolis served in a variety of executive roles at Amazon.com, Inc. from 2005 to 2016, where she was successful in developing and growing customer adoption of technologies, products, programs and services across a variety of categories, including consumer electronics. Most recently, Ms. Manolis served as vice president of consumer shopping at Amazon.com, Inc. from 2010 to 2016 with responsibility for worldwide innovative shopping experiences, including the development of features and services for the company's mobile app and website on a global scale. Prior to that, Ms. Manolis served as vice president of web and mobile retail applications from 2008 to 2010 and vice president of global retail applications from 2005 to 2008. Ms. Manolis also founded Shutterfly, Inc. in 1999 and served as executive vice president of products, services and strategy until 2002. At Shutterfly, she was responsible for the vision, architecture, design and development of the company's website from inception to profitability. In addition to her service on the iRobot board of directors, she also currently serves on the board of directors at Fair Isaac Corporation and previously served on the board of directors at Shutterfly, Inc.

Experience and Qualifications

Ms. Manolis brings more than 30 years of product development and global ecommerce experience within the consumer technology space to iRobot.



Gary Cohen

DIRECTOR SINCE: 2024
AGE: 63

Director, Chief Executive Officer

Gary Cohen has served as a director and as chief executive officer of the Company since May 2024. With more than 25 years of executive leadership and turnaround experience, Mr. Cohen has successfully driven enterprise-wide transformation and brand growth at Fortune 500 and privately held companies in both consumer and B2B segments. He has a history of leading successful turnarounds, most recently at Qualitor Automotive. As Chief Executive Officer and a member of the board from 2015 to 2022, he led a successful transformation, increasing sales and profits by approximately 100% through the design of proprietary wiper technologies, improved supply chain operations, and the implementation of an omnichannel strategy that allowed the business to scale distribution globally. Prior to Qualitor Automotive, Mr. Cohen served as Chief Executive Officer of Timex from 2011 to 2013, where he led an $800 million multi-brand business and global team of 5,000 employees, increasing sales through the development of a new advertising platform as well as a blueprint for product innovation and restructuring of its product portfolio. Earlier in his career, he held leadership roles at Energizer, Playtex and Gillette, where he acquired extensive experience in the areas of sales and marketing, product development and design, brand building, global omnichannel strategies, retail, manufacturing, supply chain and M&A transactions.

Experience and Qualifications
Mr. Cohen brings extensive executive leadership and turnaround experience with global consumer product brands in order to drive the Company's transformational strategy and operational restructuring.



Michael Loparco

DIRECTOR SINCE: 2024
AGE: 53

Director

 **iRobot Committees:**
- Compensation and Talent Committee

 **Public Directorships:**
- Sanmina Corp. (since 2025)
- Symbotic Inc. (former)

Michael Loparco has served as a director since August 2024. Mr. Loparco is a seasoned consumer-focused executive with more than 25 years' experience building and growing highly technical and cross-border manufacturing businesses. Most recently, he served as Chief Executive Officer of Symbotic Inc. in 2022, an AI and software-enabled warehouse robotics and automation company where he led the company's successful initial public offering. Prior to Symbotic, Mr. Loparco spent more than two decades at Jabil Inc., where he rose through the ranks to become Chief Executive Officer of the Electronics Manufacturing Services (EMS) segment from 2020 to 2022 with responsibility for more than $22 billion in global operations. Prior to that, he served as Chief Executive Officer of the Engineered Solutions division from 2014 to 2019. In these roles, Mr. Loparco led enterprise supply chain and operations across 25 countries with a workforce of more than 80,000 employees, and was responsible for driving growth, innovation, digital transformation, operational efficiencies, establishing technology roadmaps, transforming complex supply chains and working with sophisticated OEM/JDM partners in a diverse array of end markets including robotics, smart home appliances and broader consumer electronics. Additionally, Mr. Loparco currently serves on the boards of directors at Sanmina Corp (Nasdaq: SANM), E2IP Technologies and Illumus, and is a strategic advisor to the Israeli-Canadian based Awz Ventures.

Experience and Qualifications

Mr. Loparco brings to iRobot deep and valuable executive leadership experience in building and operating consumer-focused and highly technical global manufacturing businesses.

The Board of Directors and Its Committees

Board of Directors

The board of directors met eight (8) times during the fiscal year ended December 28, 2024, and took action by unanimous written consent four (4) times. Each of the directors attended at least 75% of the aggregate number of meetings of the board and all committees on which he or she served during fiscal 2024, except for Mr. Mininberg, who informed the board prior to joining in June 2024 of certain scheduling conflicts which prevented him from attending select board and committee meetings during 2024 from which the board excused Mr. Mininberg. Mr. Goldman joined the board of directors in March 2025 as a Class II director. The board of directors has the following standing committees: audit committee, compensation and talent committee, and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available within the Corporate Governance section of our website at _https://investor.irobot.com/corporate-governance/ highlights_. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this Proxy Statement or any other report or document we file with or furnish to the SEC. Each committee reviews the appropriateness of its charter at least annually and retains the authority to engage its own advisors and consultants.

Board Committees

Below is a summary of the committee structure and membership information for each of our standing committees. Dr. Kao is a Class II director and not standing for reelection at the 2025 annual meeting, and as a result, his term as director will end at the 2025 annual meeting.

	Audit Committee	Compensation and Talent Committee	Nominating and Corporate Governance Committee
Karen Golz 🖩	Chair		
Dr. Ruey-Bin Kao		Member	
Michael Loparco		Member	
Eva Manolis			Chair
Andrew Miller 🖩	Member		Member
Julien Mininberg	Member	Member	
Michelle Stacy		Chair	Member

👤 = Chair 👥 = Member 🖩 = Financial Expert

Audit Committee

Met 11 times in 2024

Committee Chair

Karen Golz



Responsibilities

- Appointing, approving the compensation, and assessing the independence, of our independent registered public accounting firm;
- Pre-approving auditing and permissible non-audit services (including certain tax compliance, planning and advice services), and the terms of such services, to be provided by our independent registered public accounting firm;
- Reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- Overseeing the performance of our internal auditors and internal audit functions, including reviewing the annual internal audit risk assessment as well as the scope of, and overall plans for, the annual internal audit program;
- Establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;
- Reviewing and discussing with management risk assessments and risk management, including cyber security;
- Overseeing our compliance with certain legal and regulatory requirements including, but not limited to, the Foreign Corrupt Practices Act;
- Preparing the audit committee report required by SEC rules to be included in our annual Proxy Statement;
- Reviewing certain relationships and related transactions; and
- Such other matters as the committee deems appropriate.

For additional information concerning the audit committee, see the “Report of the Audit Committee of the Board of Directors.”

The audit committee took action by unanimous written consent one (1) time during the fiscal year ended December 28, 2024.

Committee Members

Andrew Miller



Julien Mininberg



Independence and Financial Expertise

Each member of the audit committee of the board of directors is an independent director within the meaning of the director independence standards of The Nasdaq Stock Market LLC ("Nasdaq") and the SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the board of directors has determined that each of Ms. Golz and Messrs. Miller and Mininberg is financially literate and that Ms. Golz and Mr. Miller each qualifies as an “audit committee financial expert” under the rules of the SEC.

Compensation and Talent Committee

Met 5 times in 2024

Committee Chair
Michelle Stacy



Responsibilities

- Annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer ("CEO") and other executive officers;
- Evaluating the performance of our CEO and other executive officers in light of such corporate goals and objectives: Recommending to the board of directors for approval the compensation of our CEO based on such evaluation and determining the compensation of our other executive officers based on such evaluation;
- Overseeing and administering our compensation, welfare, benefit and pension plans and similar plans;
- Reviewing and making recommendations to the board of directors with respect to director compensation;
- Reviewing and making recommendations to the board of directors with respect to succession planning for senior management;
- Reviewing the Company's programs related to diversity and inclusion;
- Retaining and approving the compensation of any compensation advisers;
- Evaluating the independence of any such compensation advisers;
- Overseeing the Company's efforts to promote diversity and inclusion in the workforce; and
- Overseeing the management's efforts to foster a company culture aligned with the Company's values and strategy.

The compensation and talent committee took action by unanimous written consent ten (10) times during the fiscal year ended December 28, 2024.

Committee Members

Michael Loparco



Independence

Each member of the compensation and talent committee of the board of directors is an independent director within the meaning of the director independence standards of Nasdaq and a non-employee director as defined in Rule 16b-3 of the Exchange Act.

Dr. Ruey-Bin Kao



Julien Mininberg



Nominating and Corporate Governance Committee

Met 4 times in 2024

Committee Chair
Eva Manolis



Responsibilities

- Developing and recommending to the board a set of corporate governance principles and best practices, including considering the adequacy of the by-laws and certificate of incorporation for consideration by stockholders;
- Evaluating, monitoring and recommending to the board corporate governance policies, including a code of business conduct and ethics and a set of corporate governance guidelines;
- Overseeing the annual evaluation of the board, the committees of the board and management;
- Developing and recommending to the board criteria for board and committee membership;
- Establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;
- Overseeing the Company's environmental, social and governance ("ESG") programs, including assessing the Company's performance against ESG metrics and reviewing ESG disclosures;
- Coordinating continuing education for directors on topics that will assist them in discharging their duties;
- Identifying individuals qualified to become board members; and
- Recommending to the board the persons to be nominated for election as directors and to each of the board’s committees.

The nominating and corporate governance committee took action by unanimous written consent one (1) time during the fiscal year ended December 28, 2024.

Committee Members

Michelle Stacy



Andrew Miller



Independence

Each member of the nominating and corporate governance committee of the board of directors is an independent director within the meaning of the director independence standards of Nasdaq and applicable rules of the SEC.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, the continuing directors, and the executive officers of the Company, their ages immediately prior to the annual meeting, and the positions currently held by each such person with the Company:

Name	Age	Position
Gary Cohen	63	Director and Chief Executive Officer
Neal Goldman	55	Director
Karen Golz(1)	71	Director
Michael Loparco(2)	53	Director
Eva Manolis(3)	61	Director
Andrew Miller(1)(3)	64	Chairman of the Board
Julien Mininberg(1)(2)	60	Director
Michelle Stacy(2)(3)	69	Director
Jean Jacques Blanc	59	Executive Vice President and Chief Commercial Officer
Jules Connelly	41	Senior Vice President and Chief Human Resources Officer
Jeffrey Engel	64	President and Chief Operating Officer
Kevin Lanouette	54	Senior Vice President, General Counsel and Secretary
Karian Wong	49	Executive Vice President and Chief Financial Officer

(1)   Member of the audit committee

(2)   Member of the compensation and talent committee

(3)   Member of the nominating and corporate governance committee

Executive Officers

Jean Jacques Blanc has served as our executive vice president and chief commercial officer since February 2020 and is responsible for leading our global go-to market commercial strategy. Mr. Blanc previously served as our vice president and general manager of EMEA from March 2017 to February 2020 and as our vice president sales and Marketing EMEA from April 2014 to February 2017. Prior to joining iRobot, Mr. Blanc held leadership roles in commercial management at Whirlpool Corporation, including general manager, France and vice president of sales, North West Europe. Earlier in his career, he held commercial roles at Phillips. Mr. Blanc graduated from Institut Superieur du Commerce in Paris, France.

Jules Connelly was named senior vice president and chief human resources officer in December 2024. Since joining iRobot in 2017, Ms. Connelly has held several leadership roles, most recently serving as senior director of human resources from July 2023 to July 2024. She has played an integral role in areas including organizational culture, employer branding, organizational restructuring, employee engagement and talent acquisition. Throughout her career, Ms. Connelly has distinguished herself as an effective change agent with deep experience in designing and implementing effective human resources processes and practices. Prior to joining iRobot, she served as vice president of people operations at NutraClick, a technology-driven health and wellness products company, and as a search consultant at HiredMinds. Ms. Connelly holds a B.A. in Psychology from the University of Connecticut.

Jeffrey Engel was named president and chief operating officer in August 2024. Mr. Engel is a global turnaround and restructuring advisor with more than 30 years of C-suite and advisory experience leading successful turnarounds across multiple industries and geographies, including the Americas, EMEA and APAC. He previously served as iRobot's chief restructuring officer from January 2024 to August 2024. Prior to iRobot, Mr. Engel served as founder and managing director of Pacific Partners Capital, an advisory firm that helped clients navigate complex and challenging situations in industrial companies, manufacturing, consumer products and electronics, automotive and software sectors from 2018 to 2024. He served as an executive-in-residence and senior advisor at AlixPartners, one of the world's leading management consulting and restructuring firms, frequently assuming interim C-suite positions to plan and lead business turnarounds. Throughout his career, Mr. Engel has worked with many of the world's leading private equity firms and investment banks on portfolio company operational challenges, strategic initiatives and investment decisions. He has held various C-suite and advisory positions at companies, including senior principal at Kearney, executive director and chief procurement officer of Americas at Ford Motor Company, and chief operating officer and director of Westpoint Stevens with Icahn Enterprises. Mr. Engel holds an M.B.A. from the University of Notre Dame and a B.A. in Business Administration from the University of Iowa.

Kevin Lanouette was named senior vice president, general counsel and secretary in January 2025 and is responsible for leading the Company's worldwide legal and compliance functions. Prior to joining iRobot, Mr. Lanouette was a partner at OutsideGC, a Boston-based law firm, from July 2022 to January 2025, where he advised and assisted clients on complex corporate, commercial, M&A and securities matters. From 2006 to 2020, he served as assistant general counsel of Analog Devices, Inc., a leading global semiconductor manufacturer, where he had responsibility for several critical legal functions, including corporate, SEC and securities matters, IP licensing and technology transfers, M&A and investments, global commercial transactions, and governance and compliance issues. Mr. Lanouette holds a J.D. from Harvard Law School and a B.A. in Economics from the University of Maine.

Karian Wong has served as executive vice president and chief financial officer since December 2024. With more than 25 years of experience, Ms. Wong is responsible for overseeing the Company's global finance organization, including financial planning and analysis, accounting, treasury, tax, internal audit and investor relations. Ms. Wong also manages the facilities and global IT organizations. Prior to being appointed chief financial officer, Ms. Wong led iRobot's global accounting operation, most recently serving as senior vice president and principal accounting officer from February 2021 to December 2024, where she was responsible for global accounting, tax and financial reporting. She joined the Company in 2017 as vice president and chief accounting officer. Prior to joining iRobot, Ms. Wong spent almost a decade at Nuance Communications, Inc., where she held various leadership positions, including serving as vice president and controller overseeing global accounting operations, financial reporting and M&A. Earlier in her career, she served as a senior audit manager at Ernst & Young LLP. Ms. Wong holds BBA degrees in accounting and finance from the University of Arizona and was a CPA.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Leadership Structure

Our current leadership structure splits the roles of CEO and chairman, with Mr. Miller serving as chairman of the board. To assure effective independent oversight, our by-laws provide that the independent members of our board of directors will designate a lead independent director if the chairman of the board is not an independent director.

Independence of Members of the Board of Directors

The board of directors has determined that Mses. Golz, Manolis and Stacy, Dr. Kao, and Messrs. Goldman, Loparco, Miller and Mininberg are each independent within the meaning of the director independence standards of Nasdaq and the SEC. Furthermore, the board of directors has determined that each member of each of the audit committee, compensation and talent committee, and nominating and corporate governance committee of the board of directors is independent within the meaning of the director independence standards of Nasdaq and the SEC.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held during each regularly scheduled meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by our independent chairman. The independent directors of the board of directors met in executive session four (4) times in 2024.

The Board of Directors' Role in Risk Oversight

The board of directors oversees our risk management process. This oversight is primarily accomplished through the board of directors' committees and management's reporting processes, including receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The audit committee focuses on risk related to accounting, internal controls, financial and tax reporting, privacy and cybersecurity. The audit committee also assesses economic and business risks and monitors compliance with ethical standards. The compensation and talent committee identifies and oversees risks associated with our executive compensation policies and practices, and the nominating and corporate governance committee identifies and oversees risks associated with director independence, related party transactions and the implementation of corporate governance policies.

Policies Governing Director Nominations

Director Qualifications

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- Nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;
- Nominees must be highly accomplished in their respective fields, with superior credentials and recognition;
- Nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;
- Nominees must have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards on which the nominee may serve;
- Nominees must be free of conflicts of interest and potential conflicts of interest, in particular with respect to relationships with other boards; and
- Nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

We do not have a formal board diversity policy. However, pursuant to the Policy Governing Director Qualifications and Nominations, as part of its evaluation of potential director candidates and in addition to other standards the nominating and corporate governance committee may deem appropriate from time to time for the overall structure and composition of the board of directors, the nominating and corporate governance committee may consider whether each candidate, if elected, assists in achieving a mix of board members that represent a diversity of background and experience. Accordingly, the board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry, geographical understanding and strategic experience and expertise that, in concert, offer us and our stockholders a diverse set of opinions and insights in the areas most important to us and our corporate mission. In addition, nominees for director are selected to bring complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

Process for Identifying and Evaluating Director Nominees

The board of directors delegates the initial selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors. Once appropriate candidates have been identified, the entire board of directors votes on the candidates, as the selection of board nominees is a responsibility of the entire board of directors.

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the Proxy Statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation;
- A representation that the stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- A description of the qualifications and background of the proposed director nominee which addresses the minimum qualifications, actual or potential conflicts of interest, and other criteria for board membership approved by the board of directors from time to time and set forth in the Company's Policy Governing Director Qualifications and Nominations;
- A description of all arrangements or understandings between the stockholder and the proposed director nominee;
- The consent of the proposed director nominee (i) to be named in the Proxy Statement for the annual meeting and (ii) to serve as a director if elected at such annual meeting; and
- Any other information regarding the proposed director nominee that is required to be included in the Proxy Statement.

Nominations must be sent to the attention of our Secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Secretary of iRobot Corporation

Our Secretary will promptly forward any such nominations to the nominating and corporate governance committee.

In addition, our by-laws permit eligible stockholders, or groups of stockholders, owning continuously for at least three years shares of the Company's stock representing an aggregate of at least 3% of the Company's outstanding shares, to nominate and include in the Company's proxy materials director nominees constituting up to two or 25%, whichever is greater, of the board of directors, provided that the stockholders and nominees satisfy the requirements in our by-laws. Written notice of stockholder nominees to the board of directors must be received not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the proceeding year's annual meeting. For details on the Company's proxy access procedures, please refer to our by-laws.

Policy Governing Security Holder Communications with the Board of Directors

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communications as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Chairman of the Board, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board, as a representative of the board of directors, or to the director to whom the communication is addressed. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is to schedule a regular meeting of the board of directors on the same date as or immediately prior to, our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. Our directors are expected to participate in the virtual annual meeting of stockholders, unless they have a conflict that cannot be resolved. Five (5) board members who were directors at the time of the annual meeting of stockholders held in 2024 attended the meeting.

Board of Directors Evaluation Program

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts its own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access such information at _https://investor.irobot.com/corporate-governance/highlights_.

Code of Business Conduct and Ethics

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended ("Securities Act"), and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at _https://investor.irobot.com/corporate-governance/highlights_. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website available at https://investor.irobot.com/corporate-governance/highlights and/or in our public filings with the SEC.

Human Rights Policy

We have adopted a Human Rights Policy. Respect for human rights is an essential value for our Company and for the communities in which we operate. We are committed to ensuring that our employees and individuals in the communities affected by our activities are treated with dignity and respect. We believe that following these principles helps our employees and our business thrive as we develop new and exciting technologies for the smart home. For additional information about this policy, please visit our website at _www.irobot.com_.

Compensation and Talent Committee Interlocks and Insider Participation

During 2024, Ms. Stacy, Messrs. Loparco and Mininberg and Dr. Kao served as members of the compensation and talent committee. No member of the compensation and talent committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation and talent committee; (ii) a director of another entity, one of whose executive officers served on our compensation and talent committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Karen Golz, Andrew Miller and Julien Mininberg. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. Each of Mr. Miller and Ms. Golz is an "audit committee financial expert" as is currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The meetings of the audit committee are designed to facilitate and encourage communication among the audit committee, Company management, the independent registered public accounting firm and the Company's internal audit function. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal quarters and full year ended December 28, 2024, including a discussion of, among other things, the quarterly and annual earnings press releases, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee ensures that the Company establishes and appropriately resources a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on that function. In addition to reviewing and approving the annual internal audit plan and overseeing other internal audit activities, the audit committee regularly reviews and discusses the results of internal audit reports.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The audit committee has reviewed permitted services under rules of the SEC as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence. For each engagement, Company management provided the audit committee with information about the services and fees, sufficiently detailed to allow the audit committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the independent registered public accounting firm. After the end of each fiscal year, Company management provides the audit committee with a summary of actual fees incurred with the independent registered public accounting firm.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting. Additionally, the audit committee meets in separate executive sessions with the Company's chief financial officer and the head of internal audit.

In accordance with SEC rules and PricewaterhouseCoopers LLP policies, lead and concurring audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide services to our Company to a maximum of five years. The selection of the lead audit partner pursuant to this rotation policy involves a meeting between the candidate for the role and the chair of the audit committee, as well as with the full audit committee and members of management.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the length of time the firm has been engaged; its familiarity with our operations and businesses, accounting policies and practices, and our internal controls over financial reporting; and the appropriateness of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2024, on an absolute basis and as compared with the scope of prior year audits. Information about PricewaterhouseCoopers LLP's fees for 2024 is discussed below in this Proxy Statement under "Proposal 2 - *Ratification of Appointment of Independent Registered Public Accounting Firm.*" Based on its evaluation, the audit committee has retained PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2025 fiscal year.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis, did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on March 12, 2025.

Respectfully submitted by the Audit Committee,

Karen Golz (chair)
Andrew Miller
Julien Mininberg

REPORT OF THE COMPENSATION AND TALENT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this compensation and talent committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation and talent committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of Nasdaq, and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the Company's cash incentive and equity incentive plans. The compensation and talent committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation and talent committee retains the services of an outside compensation consultant and considers recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation and talent committee assesses the information it receives in accordance with its business judgment. The compensation and talent committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation and talent committee or recommended by the compensation and talent committee to the full board for approval. All decisions regarding chief executive officer and director compensation are reviewed and ratified by the full board. Michelle Stacy, Dr. Ruey-Bin Kao, Michael Loparco, and Julien Mininberg are the current members of the compensation and talent committee.

The compensation and talent committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 28, 2024 with management. In reliance on those reviews and discussions referred to above, the compensation and talent committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on March 12, 2025.

Respectfully submitted by the Compensation and Talent Committee,

Michelle Stacy (chair)
Dr. Ruey-Bin Kao
Michael Loparco
Julien Mininberg

COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy and objectives. It also outlines the compensation program for our named executive officers ("NEOs") during 2024. Our NEOs for 2024 are:

- Gary Cohen, our chief executive officer effective May 7, 2024
- Jeffrey Engel, our president and chief operating officer effective August 6, 2024
- Karian Wong, our chief financial officer effective December 2, 2024, previously our senior vice president and principal accounting officer
- Jules Connelly, our chief human resources officer effective December 2, 2024
- Colin Angle, our chief executive officer and chairman of the board of directors until January 28, 2024 and senior advisor until August 16, 2024
- Glen Weinstein, our chief legal officer until January 28, 2024 and our interim chief executive officer from January 28, 2024 to May 6, 2024
- Julie Zeiler, our chief financial officer until December 2, 2024 and advisor to the chief financial officer until March 28, 2025
- Tonya Drake, our chief legal officer from January 31, 2024 to January 22, 2025 (previously our vice president, assistant general counsel)

Executive Summary

2024 was a year of transition for the Company with many of our changes, performance outcomes, and executive transitions coming in the wake of the termination of our Merger Agreement with Amazon.com Inc. ("Amazon").

Termination of Merger Agreement & Executive Transitions

On January 28, 2024, we mutually agreed to terminate our previously announced Merger Agreement, originally signed on August 4, 2022, under which Amazon would have acquired iRobot. The Merger Agreement was terminated once it became clear that the deal had no path to regulatory approval in the European Union.

In connection with the termination of the Merger Agreement, the Company began a significant operational restructuring, pursuant to which:

- Mr. Angle stepped down as chief executive officer and chairman of the board of directors on January 28, 2024 and entered into an agreement to support the Company in the role of senior advisor for up to 12 months thereafter. Mr. Angle's employment with the Company terminated on August 16, 2024;
- The board immediately initiated a search process for a permanent chief executive officer while appointing Mr. Weinstein, previously our chief legal officer, as interim chief executive officer;
- As a result of a comprehensive search process, the board appointed Mr. Cohen as our president and chief executive officer on May 7, 2024 and as a member of the board of directors on May 22, 2024; and
- Upon Mr. Cohen's hiring as chief executive officer, Mr. Weinstein provided transition services for 60 days following Mr. Cohen's appointment following which, his employment terminated.

Additional executive transitions that occurred throughout 2024 as a part of our overall restructuring include:

- Hired Mr. Engel as our president and chief operating officer in August 2024, at which time Mr. Cohen relinquished the role of president;
- Promoted Ms. Drake to executive vice president and general counsel upon Mr. Weinstein becoming our interim chief executive officer;
- Appointed Ms. Connelly as our chief human resources officer in December 2024; Ms. Connelly also served as our senior director of human resources during 2024 until her separation from the company on June 28, 2024;

- Promoted Ms. Wong to executive vice president and chief financial officer in December 2024; and
- Ms. Zeiler stepped down as executive vice president and chief financial officer, effective December 2, 2024, and agreed to serve as an advisor to the chief financial officer until no later than March 28, 2025

2024 Performance Overview

We have an iconic brand that people love. Nevertheless, 2024 was a challenging year for iRobot. As noted above we mutually agreed to terminate the Merger Agreement with Amazon in January 2024. In addition, our revenue was impacted by lower orders from retailers and distributors resulting largely from increased competition in the U.S., EMEA and Japan. Revenue declined 23% which contributed to an operating loss of $103 million.

Under the direction of our board and new leadership team, we have taken several steps to stabilize and ultimately transform the business to improve our performance and to position iRobot to generate long-term shareholder value. We are confident in our ability to build on our legacy of innovation and to navigate this period successfully. In connection with our strategic and operational restructuring, we have already taken a number of actions to build a stronger, leaner, profitable company. These include:

- Reduction of approximately 572 employees (approximately 51% of our global workforce);
- Improving gross margin through the execution of agreements with joint design and contract manufacturing partners;
- Focusing on our core strength of robotic floorcare and moving our non-core engineering functions to lower cost regions, which reduced our research and development expense by $50 million compared to 2023;
- Working with development partners to continue our history of innovation and bring new products to market faster including the launch of multiple new product including the flagship Roomba Combo 10 Max robot + AutoWash dock in 2024 and a record number of new product launches across all price points planned for 2025;
- Centralizing global marketing activities and consolidating agency expenditures to reduce sales and marketing expenses while seeking efficiencies in demand generation activities to drive sales more cost effectively;
- Moved U.S.-bound manufacturing from China to mitigate the impact of tariffs; and
- Streamlining our global real estate footprint.

While significant work remains to fully execute on our transformation, our focus on efficiency has resulted in a $215 million operating expense reduction for full year 2024 compared to full year 2023.

2024 Compensation Highlights

Our 2024 compensation decisions and 2024 incentive plan outcomes reflect both the leadership transitions that occurred during the year as well as the challenges we faced and our pay for performance philosophy. Specifically:

- **No salary increases**. Other than in connection with promotions, our named executive officers received no salary increases for 2024 in light of our performance and our focus on minimizing expenses. 2024 was the third consecutive year of no annual salary increases for our NEOs.

- **Forfeited transaction bonuses.** In accordance with the terms established as part of the Merger Agreement, 75% of the bonuses payable under the transaction bonus program established in connection with the Merger Agreement were forfeited in early 2024 in connection with the termination of the Merger Agreement.

- **No Earned Annual Incentive Bonuses.** Other than guaranteed bonuses granted in connection with the hiring of new executives, no annual bonuses were earned by the NEOs for 2024.

- **2022-2024 PSUs Forfeited.** In 2022, we granted PSUs eligible to be earned based on our relative total shareholder return ("rTSR") over one, two, and three-year periods. For the three-year performance period ended December 28, 2024, 0% of the eligible shares were earned and the 2022 PSU awards were forfeited. Details of these and other PSUs are described below in the Long-Term Incentive section of this Compensation Discussion and Analysis.

Objectives of Our Compensation Program

We believe our compensation philosophies and objectives, as further described below, have aligned executive compensation with Company performance. Our compensation programs for our executive officers are designed to achieve the following objectives:

- Provide competitive compensation opportunities that attract, motivate and retain the best talent and the highest caliber executives in order to help us to achieve our strategic objectives;
- Connect a significant portion of the total potential compensation paid to executives to our annual financial performance;
- Directly align management's interest with the interests of stockholders through equity incentives; and
- Provide management with performance goals that are directly linked to our longer-term plans for growth and profit.

Our compensation philosophy is based on a desire to emphasize pay for performance through incentive compensation that is designed to closely link the realized compensation of our NEOs to our financial performance, operational performance, and the performance of our stock. We also believe that the compensation of our NEOs should strongly align their interests with those of our stockholders. We strive to focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies, with the ultimate goal of delivering value for our stockholders and customers.

Methodologies for Establishing Executive Compensation

The compensation and talent committee, which is comprised entirely of independent directors, reviews the compensation packages for our NEOs, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation and talent committee meets with the chief human resources officer, along with the committee's independent compensation consultant. With respect to the compensation levels of all other NEOs, the compensation and talent committee meets with our chief executive officer and, as needed, our chief human resources officer, as well as with the committee's independent consultant. Our chief executive officer annually reviews the performance of each of the other NEOs with the compensation and talent committee.

Compensation arrangements for new hires are generally established through arms-length negotiations taking into account the individual's experience, responsibilities, expertise, compensation at their prior employer (if disclosed) and competitive market compensation levels for their role as provided by the compensation and talent committee's independent consultant.

The compensation and talent committee has engaged Pay Governance as its independent compensation consultant. The compensation consultant works with the compensation and talent committee in addition to our human resources department and the chief executive officer to assist them with a range of items outlined below. In conjunction with the annual performance review of each NEO, the compensation and talent committee carefully considers the recommendations of the chief executive officer with respect to the other executive officers when setting base salary and target amounts and performance goals for the current year's incentive compensation plan. In addition, the compensation and talent committee similarly determines the size and structure of equity incentive awards, if any, for each NEO.

The compensation and talent committee also considers the results of the advisory vote on NEO compensation, or the "say on pay" vote, that is currently held each year at the Company's annual meeting of stockholders. At the May 2024 annual meeting of stockholders, a significant majority of stockholders voted in favor of our NEO compensation program. The results of the 2024 say on pay vote were as follows (as a percentage of the votes cast):

For	11,269,907	92.4%
Against	922,741	7.6%

The results of the say on pay vote are advisory and not binding on the Company, the board of directors or the compensation and talent committee. Nevertheless, the board of directors and the compensation and talent committee value the opinions of our stockholders and take the results of the say on pay vote into account when making decisions regarding the compensation of our NEOs.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription-compensation survey data representative of our competitors and other similarly-situated companies. When determining the range of competitive practices for executive compensation, we review compensation data for companies with revenues, market capitalization, and headcount similar to ours. There is an expanded discussion on our peer group in the section "Compensation Comparisons" below. While we have few direct benchmarks, we believe that this approach provides valuable insights as to the competitive range of pay levels and practices of companies similar to ours.

Compensation Consultants

As its independent compensation consultant, Pay Governance provides the compensation and talent committee with advice on a broad range of executive compensation matters. In fiscal 2024, the scope of Pay Governance's services included the following:

- Apprising the compensation and talent committee of compensation-related and regulatory trends and developments in the marketplace;
- Assessing the composition of the peer companies used for comparative purposes;
- Assisting with interim and new hire compensation arrangements related to NEO transitions;
- Providing competitive benchmark information to inform the compensation and talent committee;
- Discussing potential design changes and program enhancements to maintain the competitiveness, retentive and motivational value of our compensation program; and
- Reviewing the Compensation Discussion and Analysis section of the Company's Proxy Statement.

The compensation and talent committee annually reviews its relationship with Pay Governance pursuant to the applicable Nasdaq listing standards and SEC rules and concluded that Pay Governance's work did not raise any conflicts of interest. Pay Governance did not provide any other services to us in fiscal 2024.

Compensation Comparisons

While we do not have any "true" consumer robotic peer companies that are publicly-traded, stand-alone, U.S.-based and size-appropriate, we believe the mix of technology and consumer products entities that comprise our current compensation peer group provides appropriate reference points for compensation and performance comparisons.

The compensation and talent committee relies on a set of targeted selection criteria in establishing our peer group companies. These criteria have historically included the following:

- Companies with revenues within a similar range and generally similar market capitalization;
- Companies within comparable industries that focus on smart-tech and high-tech products (e.g., consumer durables, consumer services, aerospace, capital goods, electronics equipment, information technology, instruments and components, computers and peripherals, networking equipment and computer hardware);
- Companies with highly engineered products and complex networked technologies with multiple industry applications;
- Technology companies whose products contain both hardware and software components, in particular cloud-connected devices, smart monitors, networked devices and consumer wearables; and
- Companies with moderate to high sales growth and opportunity.
- Other secondary criteria also considered include:
  ◦ Companies considered to be engaging in "disruptive innovation;"
  ◦ Companies producing high-technology products with brand recognition and/or that focus on disposable income "luxury" goods; and
  ◦ Companies with comparable levels of ongoing investment in research and development that indicate similar business models and financial strategy.

Pursuant to the termination of our Merger Agreement and to our operational restructuring, the size and scope of our business changed significantly over the course of 2024, including declines in our revenue and market capitalization all of which impacted the applicability of compensation data from our peer group.

For early 2024 pay decisions, the compensation and talent committee, working with Pay Governance, continued to utilize our 2023 peer group (listed below) as a reference, but focused on the 25th percentile of the peer group information to support executive compensation decisions. For benchmarking exercises occurring later in the year, the compensation and talent committee supplemented peer information with size-appropriate subscription compensation survey data that reflected our then current market capitalization and scope of operations – at the time of this review, the median market capitalization of the participating companies in the subscription survey data was $335 million.

Our compensation peer group used for early 2024 decisions consisted of the following 15 companies (same as our 2023 peer group), which we show in two different technology segments.

Consumer Technology Companies	Broader Technology Companies
Alarm.com Holdings, Inc.	3D Systems Corporation
Corsair Gaming, Inc.	Dolby Laboratories, Inc.
Garmin Ltd.	Faro Technologies, Inc.
GoPro, Inc.	Novanta, Inc.
Logitech International S.A.	Trimble Inc.
NETGEAR, Inc.	
Roku, Inc.	
Sonos, Inc.	
Universal Electronics Inc.	
Vizio Holding Corp.	

Approach to Determining Compensation Levels

The compensation and talent committee reviews all components of compensation for NEOs. In setting compensation levels for our NEOs in fiscal 2024, the compensation and talent committee considered many factors in addition to the competitive market analyses described above, including, but not limited to:

- The scope and strategic impact of the NEOs responsibilities;
- Our past business performance, and future expectations;
- Our long-term goals and strategies;
- The performance and experience of each individual;
- Retention considerations;
- Unvested equity holdings;
- Past compensation levels of each individual and of the NEOs as a group;
- Relative levels of pay among the executive officers;
- The amount of each component of compensation in the context of the NEO's total compensation;
- Input from the board with respect to its evaluation of and recommendations for the chief executive officer; and
- Input from the chief executive officer with respect to the evaluation of and recommendations for the other NEOs.

In addition to the factors listed above, in 2024 the compensation and talent committee also considered special circumstances related to the recruitment of new executives and the promotion of executives into new roles. The compensation and talent committee recommends to the full board of directors compensation for our chief executive officer using the same factors it considers for other executive officers.

Elements of Compensation

Our executive compensation program in 2024 consisted of three primary elements: base salary, annual cash incentive opportunities, and long-term equity awards. All of our executive officers are also eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as participation in our 401(k) plan. We have also entered into executive agreements with our NEOs that provide for certain severance benefits upon a qualifying termination of employment, including a qualifying termination in connection with a change in control of the Company.

Primary Elements of Compensation

Base Salary

Salaries are initially established at hire based on arms'-length negotiation with the applicable NEO and are reviewed on an annual basis based on performance, affordability and the market competitive range of salaries paid by the peer companies described above. While we generally aim to set base salaries for each of our executives to market competitive levels, the compensation and talent committee also takes into consideration the factors listed in the section "Approach to Determining Compensation Levels" above.

The table below shows annualized base salary rates as of December 28, 2024 or the applicable date of termination for each of our NEOs:

Current Executive Officers:	2024 Base Salary
Gary Cohen[1]	$700,000
Karian Wong[2]	$450,000
Jeffrey Engel[3]	$600,000
Jules Connelly[4]	$350,000

Former Executive Officers:	
Glen Weinstein[5]	$430,000
Colin Angle[6]	$850,000
Julie Zeiler[7]	$500,000
Tonya Drake[8]	$400,000

(1) Mr. Cohen was appointed chief executive officer and president effective May 6, 2024.

(2) Ms. Wong was appointed executive vice president and chief financial officer effective December 2, 2024. Prior to that, she was senior vice president and principal accounting officer. Her salary listed above represents her annualized salary effective as of her promotion. Her annualized 2024 base salary prior to her promotion was $390,016.

(3) Mr. Engel was appointed president and chief operating officer effective August 6, 2024.

(4) Ms. Connelly was appointed as chief human resources officer effective December 2, 2024. She also served as senior director of human resources until June 2024 at which time she left the Company until her re-hire in December 2024. Her annualized base salary in her role as senior director of human resources was $253,500.

(5) Mr. Weinstein was appointed interim chief executive officer effective January 28, 2024 and served in that role until May 6, 2024. He remained employed by the Company for 60 days following May 6, 2024. Prior to January 28, 2024 he served as executive vice president and chief legal officer. His base salary as interim chief executive officer remained the same as his base salary as executive vice president and chief legal officer but he received additional cash compensation in the form of a stipend of $27,500 per month while serving in that role.

(6) Mr. Angle stepped down as chief executive officer and chairman of the board of directors on January 28, 2024 but remained as an employee in the role of senior advisor until August 16, 2024. Mr. Angle continued to receive an annual base salary of $850,000 during his service as senior advisor.

(7) Ms. Zeiler was executive vice president and chief financial officer until December 2, 2024 at which time she became an advisor to the Company and served in that role until March 28, 2025.

(8) Ms. Drake was promoted to executive vice president and general counsel effective January 28, 2024. Her annualized 2024 base salary prior to her promotion was $390,000. Her employment with the Company terminated in March 2025.

Cash Incentive Compensation

Senior Executive Incentive Compensation Plan ("SEICP")

The compensation and talent committee believes that short-term cash incentive compensation for our executive officers should be contingent upon successful achievement of significant financial and business objectives and implementation of our business strategy. For our NEOs, including our chief executive officer, the payment of cash incentive awards is based on an evaluation of achievement against predetermined Company financial and operational metrics in accordance with our SEICP adopted by the compensation and talent committee. For NEOs, 100% of the target cash incentive compensation is tied to key Company financial and operating performance measures. We aim to set our cash incentive opportunities for NEOs to be market competitive for performance at target with actual amounts earned adjusted up or down based on performance achievement, as described below.

For fiscal 2024, the target bonus award opportunities under our SEICP for each of our NEOs, as a percentage of base salary, are set forth in the table below. These target bonus amounts were set at levels the compensation and talent committee determined were appropriate to support our business plan, which involved growing the Company in a profitable, cost-effective way.

Current Executive Officers:	2024 Incentive Bonus Award Target Opportunity (% of base salary)
Gary Cohen	100%
Karian Wong	75%
Jeffrey Engel	85%
Jules Connelly	60%

Former Executive Officers:	
Glen Weinstein	75%
Colin Angle	115%
Julie Zeiler	75%
Tonya Drake	60%

The following tables summarize the 2024 performance measures, associated weightings and goals for each of the NEOs under the SEICP, including actual performance achievement. The compensation and talent committee chose this mix of financial targets for cash incentive compensation because it believes it creates a balanced focus on growth and profitability, and it believes that executive officers should be focused on a small set of critical, team-based financial and operating metrics that reinforce the executive's role and impact the Company's business strategy.

As shown in the table below, our results were below threshold for both performance metrics. As a result and consistent with our pay for performance culture, the NEOs did not receive any payouts under the SEICP for 2024 performance.

Metric	Weightings	Performance Goal ($ in millions)			2024 Actual Performance	Actual Percentage Earned (as % of target)
		Threshold	Target	Maximum		
Non-GAAP Operating loss, excluding cash incentive compensation expense(1)	70%	($35.1)	($31.9)	($25.5)	($112.9)	0%
GAAP Total Revenue	30%	$766.3	$851.5	$1,021.7	$681.8	0%
Total Payout (as a % of Target)		50 %	100%	200%		0%

(1) We define non-GAAP operating income (loss) as operating income (loss) before amortization of acquired intangible assets, stock-based compensation expense, tariff refunds, net merger, acquisition and divestiture (expense) income, and restructuring and other expense. See page 38 of our Form 10-K for the year ended December 28, 2024, for a reconciliation of non-GAAP operating loss to GAAP operating loss.

One-Time Bonuses and Guaranteed Payments in 2024

From time to time, we have provided sign-on and/or partial guarantees of bonuses in the course of recruiting executives to join the Company or upon internal promotion. During 2024, we entered into such arrangements with several NEOs, as summarized below.

- Mr. Cohen was guaranteed a minimum annual bonus equal to 50% of his prorated target bonus for 2024.
- Ms. Wong received a bonus payment pursuant to a retention plan that was adopted in March 2024 that provided her a guaranteed bonus equal to 75% of her 2024 incentive bonus plan target.
- Mr. Engel was granted a sign-on bonus in the aggregate amount of $425,000, $255,000 of which was paid at the time of his hire in August 2024 and the remaining $170,000 of which will be paid in July 2025, subject to his continued service with the Company through such date. Mr. Engel was guaranteed a minimum annual bonus equal to 50% of his prorated target bonus for 2024.
- Mr. Weinstein received a bonus payment of $117,144 for his service as interim chief executive officer.
- Ms. Drake received a bonus payment in connection with her appointment as executive vice president and general counsel in an amount equal to 80% of her 2024 incentive bonus plan target.

Long-Term Incentives

Overview

      Typically, a combination of RSUs and PSUs are granted that are intended to promote success by aligning employee financial interests with long-term stockholder value. Long-term incentives are awarded based on various factors primarily relating to the responsibilities of the individual officer or employee, his or her past performance, anticipated future contributions, prior grants, and competitive market and retention considerations as well as the pool of shares available for grant and Company performance. In general, our compensation and talent committee will base its decisions to grant long-term incentives on recommendations of our chief executive officer (for employees other than himself) and the compensation and talent committee's analysis of peer group and industry compensation information, with the intention of keeping the executives' overall target compensation levels competitive with our peers.

      The compensation and talent committee believes that our traditional mix of long-term equity awards is market competitive and strongly aligns the incentives of our executives with the interests of our stockholders and the long-term performance of the Company by directly tying a significant portion of the value that may be realized from our equity compensation to the performance of the Company and the value of our stock.

      Starting in 2022, RSUs typically vest based on continued service with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years. Given the uncertainty regarding the Amazon merger and several changes among executives, we granted RSUs to certain of our NEOs at a proportionately lower amount that vest in full after one year to maximize the potential retentive value of the smaller awards.

RSU Grants in 2024

      During fiscal year 2024, our compensation and talent committee approved the RSU awards set forth in the table below to each of our NEOs.

	RSUs (#)	Grant Date Fair Value ($)
Gary Cohen[1]	290,000	$2,763,700
Karian Wong[2]	157,258	$1,453,628
Jeffrey Engel[3]	188,955	$1,128,061
Jules Connelly[4]	120,000	$1,072,800
Glen Weinstein[5]	115,163	$1,199,998
Colin Angle	N/A	N/A
Julie Zeiler[6]	56,250	$534,938
Tonya Drake[7]	93,949	$919,378

(1) Mr. Cohen was granted RSUs as part of his hiring as chief executive officer in May 2024. These RSUs vest over three years from the grant date, with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years.

(2) In her role as senior vice president and principal accounting officer, Ms. Wong was granted 32,258 RSUs, which vest in full one year from date of grant. Upon her promotion to executive vice president and chief financial officer in December 2024, she received an additional grant of 125,000 RSUs, which vest over three years from the grant date, with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years.

(3) Mr. Engel was granted RSUs in connection with his hiring as president and chief operating officer. These RSUs vest over three years from the grant date, with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years.

(4) Ms. Connelly was granted RSUs in connection with her hiring as chief human resources officer. These RSUs vest over three years from the grant date, with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years.

(5) Mr. Weinstein was granted RSUs as interim chief executive officer. These RSUs had a one-year vesting period and were accelerated upon the termination of Mr. Weinstein's role as interim chief executive officer.

(6) Ms. Zeiler was granted RSUs in July 2024 that would have vested in full on the first anniversary of the grant date. The vesting of such RSUs will be accelerated in connection with the termination of Ms. Zeiler's employment.

(7) Ms. Drake was granted 27,016 RSUs in March 2024, which would have vested in full on the first anniversary of the grant date, and 66,933 RSUs in June 2024 that were subject to vesting over three years from the grant date, with one-third vesting after one year, and the remaining two-thirds vesting in quarterly installments over the following two years.

PSU Grants in 2024

Stock Price Milestone PSUs

In order to incentivize some of our executives during this critical transition time at iRobot, we granted PSUs to several executives in connection with their hire or promotion based on ambitious stock price milestones. These PSUs were generally granted to those executives with the most ability to impact our stock price, namely our chief executive officer, executive vice president and chief financial officer and president and chief operating officer. We selected stock price as the performance measure due to its high correlation with shareholder experience and the difficulty in setting long-term financial goals at this time.

	Date of Grant	Target PSUs (#)	Grant Date Fair Value ($)
Gary Cohen	6/7/2024	435,000	$3,475,650
Karian Wong	12/6/2024	125,000	$935,625
Jeffrey Engel	9/6/2024	181,545	$714,380

These awards have a maximum four-year performance period from the date of grant and are eligible to be earned based on the attainment of stock price milestones and continued service through the earliest eligible vesting date for each tranche. The performance condition is satisfied when the daily volume-weighted average of our common stock ("daily VWAP") exceeds the stock price milestone over a period of 60 consecutive calendar days during the performance period. Earned tranches vest on the later of reaching stock price milestone in equal installments over the first three or four anniversaries of the date of grant as set forth in the table below.

Tranches	Weighting	Stock Price Milestones	June 7, 2024 Award Earliest Vesting Date	Sept. 6, 2024 Award Earliest Vesting Date	Dec. 6, 2024 Award Earliest Vesting Date
Tranche 1	25%	$10.00	June 7, 2025 (1 year)	Sept. 6, 2025 (1 year)	Dec. 6, 2025 (1 year)
Tranche 2	25%	$12.50	June 7, 2026 (2 years)	Sept. 6, 2026 (2 years)	Dec 6, 2026 (2 years)

| Tranche 3 | 25% | $15.00 | June 7, 2027
(3 years) | Sept. 6, 2027
(3 years) | Dec. 6, 2027
(3 years) |
| Tranche 4 | 25% | $20.00 | June 7, 2027
(3 years) | Sept. 6, 2028
(4 years) | Dec. 6, 2027
(3 years) |

As of December 28, 2024, none of the stock price milestones have been attained.

Consecutive Quarters Operating Income PSUs

In July of 2024, Ms. Zeiler was granted 18,750 PSUs with a one year performance period that are earned only if we achieve two consecutive quarters of positive operating income. As of December 28, 2024 the performance goal for these PSUs had not been realized. Ms. Zeiler's 2024 PSU award had a grant date fair value of $178,312.

Past Awards

<u>2022-2024 PSU Awards</u>

In 2022, we granted PSUs eligible to be earned based on our rTSR over one, two, and three-year performance periods, with the potential for an adjustment based on performance against a three-year cumulative profitability goal. To earn the target number of PSUs, iRobot was required to outperform the total shareholder return ("TSR") of a broad market index, the Russell 2000 Total Return Index (the "Index") by five percentage points of TSR. Payout under this plan was capped at target if our absolute TSR was negative during the applicable performance period. The PSUs were subject to an overall payout cap of 200% of target.

For PSUs granted in 2022, one-third of the target award was allocated to each of the performance periods:

	Performance Periods	
Performance Portion	**Begin Date**	**End Date**
1/3 of Award	1/2/2022	12/31/2022
1/3 of Award	1/2/2022	12/30/2023
1/3 of Award	1/2/2022	12/28/2024

The TSR calculations for iRobot and the Index were based upon the 60-trading day average price prior to and including the start of each performance period and the 60-trading day average price at the end of each performance period.

Payout is determined based on percentage point difference in iRobot's TSR compared to the TSR of the Index, with the target number of PSUs earned when iRobot's TSR exceeds the Index TSR by five percentage points (the "TSR Goal").

With respect to each performance period, the portion of the total number of PSUs eligible to be earned for such period is adjusted for over- or under-performance against the TSR Goal. For every percentage point that our TSR is above the TSR Goal, the payout of shares increases by 2% up to a maximum of 200% of target for iRobot TSR performance that exceeds the Index by 55 points of TSR. For every percentage point that our TSR is below the TSR Goal, the payout of shares is decreased by 2% such that if we underperform the Index by 45 points of TSR, no PSUs will be earned.

Payout Schedule		
Performance Level	**Performance Relative to Index**	**Percentage of Target PSUs earned**
Maximum	+55 points (or more) of TSR above	200%
Target	+5 points of TSR	100%
Threshold	-45 points of TSR below	—%

For the third performance period, iRobot's TSR of (89.9%) underperformed the Index TSR of 5.6% by (95.5%) resulting in no payout. The final results for all three years and the overall percentage earned are summarized in the table below.

Overall Results	1 Year Period	2 Year Period	3 Year Period
IRBT TSR	(33.4%)	(55.2%)	(89.9%)
Index TSR	(20.2%)	(18.2%)	5.6%
Over or (Under) Performance	(13.2%)	(37.0%)	(96)%
% of PSUs earned by Period	64%	16%	0%
% of PSUs earned Overall		26.7%	

Other Benefits and Perquisites

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executive officers under these plans. We offer a 401(k) plan, which allows our U.S. employees an opportunity to invest in a wide array of funds on a pre-tax basis or post-tax basis. In May 2024 the Company reduced its match from up to 3% of eligible pay ($0.50 on each dollar an employee contributes up to a maximum of 6%) to up to 1.5% of eligible pay ($0.25 on each dollar an employee contributes up to a maximum of 6%). In 2017, we established an employee stock purchase plan for the benefit of all of our U.S., UK and Canadian based employees. In connection with the proposed merger with Amazon which was terminated in January 2024, the last offering period under the employee stock purchase program ended and our last purchase occurred on November 15, 2022. No additional offering periods have commenced since that point. We do not provide pension arrangements or post-retirement health coverage for our NEOs or other employees. We also maintain insurance and other benefit plans for our employees. We offer no perquisites to our executive officers in the United States that are not otherwise available to all of our employees.

In connection with his relocation to Massachusetts, Mr. Cohen is eligible to receive certain relocation benefits including 12 months of temporary living in corporate housing, which benefits must be repaid by Mr. Cohen under certain circumstances if his employment with the Company ends on or before the second anniversary of his appointment.

Stock Ownership Guidelines

We maintain stock ownership guidelines to further align the interests of our senior management and directors with those of our stockholders. Under the guidelines, executives are expected to hold common stock that is valued at an amount ranging from two times base salary for our senior executives to six times base salary for our chief executive officer. Our directors are also expected to hold common stock in an amount equal to six times their current annual cash retainer fee for board service.

For purposes of these guidelines, stock ownership excludes unvested equity awards as well as the value associated with any vested, but unexercised stock options. Executives and directors are expected to meet their ownership guidelines within five years of becoming subject to the guidelines. Executives and directors are required to retain 20% of the shares acquired upon vesting or exercise of equity awards until they are in compliance with the guidelines.

Hedging/Pledging Policy

Since 2005, we have had a written insider trading policy that applies to all of our employees, including officers, and directors. The policy, among other things, prohibits holding Company securities as collateral in a margin account, any hedging transactions, short sales, and puts/calls, and pledging of Company securities as collateral for a loan unless the pledge has been approved by the compensation and talent committee of the board of directors. To date, no such approval has been requested or given.

Insider Trading Policy and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the our securities that apply to all directors, officers and employees (including interns and temporary employees) of the Company and consultants to the Company. We believe that our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of our insider trading policy is included as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on March 12, 2025. In addition, it is our policy to comply with applicable insider trading laws, rules and regulations, and any exchange listing standards that apply to the Company itself when engaging in transactions in our securities.

Employment and Severance Agreements

We have entered into executive agreements with each of our NEOs (but Mr. Angle's and Ms. Zeiler's executive agreements were superseded by their transitional services and separation agreements as described below). The executive agreements provide for severance payments equal to 100% of such officer's annual base salary at the highest annualized rate in effect during the one-year period immediately prior to termination, an amount equal to the NEO's prorated target cash incentive compensation, each payable in 12 equal monthly installments, as well as monthly premium payments for continued health, dental and vision benefits for up to 12 months following termination, in the event that we terminate the NEO's employment other than for cause, or his or her death or disability, as each term is defined in the executive agreements. In addition, these executive agreements provide that if we experience a change in control, as defined in the executive agreements, and the employment of such officer is terminated by the Company other than for cause or his or her death or disability at any time within the period beginning on the date that is 45 days prior to the date of the public announcement of the execution of a definitive agreement for a change in control and ending on the first anniversary of the effective date of the change in control, or if such officer terminates his or her employment for good reason, as defined in the executive agreements, during the one-year period following the change in control, then all unvested equity awards held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 200% of his or her annual base salary, at the highest annualized rate in effect during the period beginning in the year prior to the effective date of the change in control and ending on the date of termination of employment, and 200% of such officer's highest target cash incentive compensation with respect to the year prior to the year in which the change in control occurred and ending in the year in which the officer's employment is terminated, each payable in 24 equal monthly installments, as well as monthly premium payments for continued health, dental and vision benefits for up to 24 months following termination. Receipt of the severance payments and benefits under the executive agreements is subject to the executive officer's execution of a separation agreement, including a general release of claims, in a form and of a scope reasonably acceptable to the Company and compliance with any noncompetition, inventions and/or nondisclosure obligations owed to the Company. There are no tax gross-up payable under the executive agreements or otherwise.

Ms. Connelly received $95,665 in cash severance in connection with the termination of her employment as senior director of human resources in June 2024 pursuant to the terms of a separation agreement entered into with the Company.

As described above, on January 28, 2024, Mr. Angle stepped down as chief executive officer and chairman of the board of directors and entered into a transitional services and separation agreement with the Company pursuant to which he will remain as an employee of the Company in the role of senior advisor for a period of up to 12 months. The transitional services and separation agreement replaced Mr. Angle's executive agreement with the Company and provided for Mr. Angle to continue to receive his annual base salary of $850,000 and to continue vesting in his outstanding equity awards while he remains employed by the Company; however, he was not eligible for a bonus based on 2024 performance or any additional equity awards. If after six months the Company and Mr. Angle mutually agreed to end the senior advisor relationship or if at any time during the 12-month period the Company terminated Mr. Angle's employment without cause, as defined in the transitional services and separation agreement, the Company would have (i) paid to Mr. Angle the remainder of the base salary that he would have received had he remained in the role for the full 12 months and (ii) accelerated the vesting of Mr. Angle's then-outstanding equity awards that would have vesting on or before March 12, 2025, in each case subject to Mr. Angle's continued compliance with restrictive covenants and providing transitional services as requested by the interim chief executive officer or new chief executive officer for up to 20 hours per month. Mr. Angle's employment with the Company terminated on August 16, 2024 and, in connection with his termination, Mr. Angle has received or is entitled to receive $382,500 in cash severance payments and accelerated vesting of 44,630 RSUs with a value of $353,916 on the date of his termination of employment.

In addition, if a change in control occurred within three months after January 28, 2024, Mr. Angle would have remained eligible for the change in control benefits under his previous executive agreement, described above. The transition agreement also provided that Mr. Angle is subject to noncompetition and nonsolicitation restrictions in connection with his transition from the Company and included a general release of claims from Mr. Angle in favor of the Company. The terms of the transitional services and separation agreement superseded any benefits for which Mr. Angle would have otherwise been eligible under any other agreement between Mr. Angle and the Company, including his executive agreement.

In connection with his appointment as interim chief executive officer, Mr. Weinstein entered into an interim employment agreement. Pursuant to the terms of the interim employment agreement, Weinstein received compensation in the form of a base stipend of $63,333 per month, a bonus accrual of $63,333 per month and a one-time equity award with a fair market value of $1.2 million, that would have vested in full one year from the date of grant (the "Equity Award"). The interim employment agreement also provided that, in the event of termination of his employment by the Company without cause or by Mr. Weinstein for good reason, Mr. Weinstein was eligible to receive (i) a severance payment in the aggregate amount of $430,000, an amount equal to his prorated cash incentive compensation, (ii) full vesting acceleration of the

Equity Award, (iii) one year of accelerated vesting for his other outstanding equity awards and (iv) payment the portion of monthly premium payments that the Company pays for active employees for COBRA coverage for up to 12 months following his termination of employment. In connection with the termination of his employment in 2024, Mr. Weinstein received the severance payments and benefits for which he was eligible under the interim employment agreement, including a severance payment of $430,000, a pro-rated bonus in an amount equal to $117,144 and accelerated vesting of 130,481 RSUs, with a value of $1,126,051 on the date of his termination of employment.

To support the financial leadership transition, Ms. Zeiler has entered into a transitional services and separation agreement with the Company, pursuant to which agreed to remain as an employee of the Company in the role of advisor to the chief financial officer until no later than March 28, 2025. In this role, Ms. Zeiler continues to receive an annual base salary of $500,000 and continues vesting in her outstanding equity awards; however, she is not eligible for a bonus based on 2025 performance, and she will receive proration of her base salary to the extent her work schedule is reduced at the Company's discretion to three days per week between February 1, 2025 and March 28, 2025. If Ms. Zeiler does not resign and is not terminated by the Company for cause, in each case on or before March 28, 2025, Ms. Zeiler is entitled to receive (i) severance of 12 months of her annual base salary, (ii) payment the portion of monthly premium payments that the Company pays for active employees for COBRA coverage for up to 12 months following her termination of employment, and (iii) accelerated vesting of Ms. Zeiler's then-outstanding equity grants that would have otherwise vested within 12 months of her termination, in each case subject to Ms. Zeiler's continued compliance with restrictive covenants. The agreement also provides that Ms. Zeiler will be subject to noncompetition and nonsolicitation restrictions in connection with her transition from the Company and includes a general release of claims from Ms. Zeiler in favor of the Company.

Clawback Policy

We adopted an amended and restated clawback policy on August 1, 2023. Under the amended and restated clawback policy, if we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws, we must (subject to certain limited exceptions described in the policy and permitted by the final clawback rules) recover erroneously awarded compensation received by any current or former executive officer of the Company in the three fiscal years prior to the date we were required to restate our financial statements that is in excess of the amount that would have been received based on the restated financial statements.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue of 1986, as amended (the "Code"), generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain employees. While we consider tax deductibility as one factor in determining executive compensation, the compensation and talent committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes.

We believe that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses.

Risk Oversight of Compensation Programs

As part of its annual review, the compensation and talent committee determined that our compensation program for employees is not structured to be reasonably likely to present a material adverse risk to us based on the following factors:

- Our compensation program for executive officers is designed to provide a balanced mix of cash and equity and annual and longer-term incentives, including compensation based on the achievement of performance targets.
- The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance, so executives do not feel pressured to focus primarily on stock price performance to the detriment of other important business metrics.
- Our time-based RSU grants generally vest over three or four years.
- Our PSUs vest only if we achieve pre-determined significant long-term metrics designed to drive the long-term interests of our stockholders.
- PSU awards align the interests of our executive officers with the success of our business strategy.
- Maximum payout levels for cash and equity incentives are capped.
- We have adopted a clawback policy that applies to cash and equity incentive compensation.
- The compensation and talent committee engages an independent compensation consultant.
- Our executive incentive programs include multiple performance measurement periods.
- Our stock ownership guidelines align the interests of our executive officers with those of our stockholders.

Compensation Consultant Independence

Pursuant to its charter, the compensation and talent committee has the sole authority to retain, terminate, obtain advice from, oversee and compensate its outside advisors, including its compensation consultant.

The compensation and talent committee retained Pay Governance as its independent executive compensation consultant for 2024. Pay Governance reports directly to the compensation and talent committee, and the compensation and talent committee may replace Pay Governance or augment Pay Governance by hiring additional consultants at any time. Pay Governance attends meetings of the compensation and talent committee, as requested, and communicates with the chair of the compensation and talent committee between meetings; however, the committee or the full board of directors makes all decisions regarding the compensation of the Company's executive officers.

Pay Governance provides various executive compensation services to the compensation and talent committee with respect to our executive officers and other key employees at the compensation and talent committee's request. The services Pay Governance provides include advising the compensation and talent committee on the principal aspects of the executive compensation program and evolving best practices and providing market information and analysis regarding the competitiveness of our program design and awards in relation to our performance.

The compensation and talent committee reviews the services provided by its outside consultants and believes Pay Governance is independent in providing executive compensation consulting services. The compensation and talent committee conducted a specific review of its relationship with Pay Governance, and determined Pay Governance's work for the compensation and talent committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act and by the SEC and Nasdaq. In making this determination, the compensation and talent considered the following factors:

- That Pay Governance did not provide any services to us or our management other than service to the compensation and talent committee (including compensation benchmarking for our senior leadership team), and their services were limited to executive compensation consulting;
- That fees paid by us to Pay Governance represented less than 1.0% of Pay Governance's total revenue for the period January 2024 through December 2024;
- Pay Governance maintains an Independence Policy that is provided to the compensation and talent committee with specific policies and procedures designed to ensure independence;
- That Pay Governance consultants on our account did not have any business or personal relationship with our executive officers; and
- That Pay Governance's Independence Policy prohibits the consultants on our account from directly owning shares of our stock.

The compensation and talent committee continues to monitor the independence of its compensation consultant on a periodic basis.

Executive Compensation

The following table sets forth summary compensation information for our chief executive officer, chief financial officer, the three other most highly compensated executive officers serving as executive officer as of December 28, 2024:

SUMMARY COMPENSATION TABLE — 2024

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Gary Cohen (5) Chief Executive Officer	2024	430,769	229,509	6,239,350	-	80,447	6,980,075
Karian Wong (6) Executive Vice President, Chief Financial Officer	2024	392,323	146,256	2,389,253	-	6,582	2,934,414
Jeffrey Engel (7) President & Chief Operating Officer	2024	216,923	358,115	1,842,441	-	2,423	2,419,902
Jules Connelly (8) Chief Human Resources Officer	2024	149,962	-	1,072,800	-	99,441	1,322,202
Glen Weinstein (9) Former Interim Chief Executive Officer, and Former Executive Vice President and Chief Legal Officer	2024	328,654	117,144	2,425,207	-	478,511	3,349,517
	2023	500,000	125,000	1,724,999	-	9,900	2,359,899
	2022	500,000	-	1,381,498	-	9,150	1,890,648
Colin Angle (10) Former Chairman, Chief Executive Officer and Director	2024	572,115	-	2,944,273	-	471,396	3,987,784
	2023	850,000	-	5,499,992	-	9,900	6,359,892
	2022	850,000	-	5,071,127	-	9,150	5,930,277
Julie Zeiler (11) Former Executive Vice President, Chief Financial Officer	2024	500,000	-	1,364,343	-	4,481	1,868,824
	2023	500,000	125,000	1,724,999	-	9,900	2,359,899
	2022	500,000	-	1,381,498	-	9,150	1,890,648
Tonya Drake (12) Executive Vice President, General Counsel	2024	398,769	192,000	1,470,652	-	4,117	2,065,538

(1)   Represents salary earned in the fiscal years presented, which covered 52 weeks for fiscal year 2024, 2023 and 2022.

(2)   The amounts reported for the fiscal year ended December 28, 2024 represent (i) for Mr. Cohen, a guaranteed bonus equal to 50% of his prorated target bonus for 2024; (ii) for Ms. Wong, a retention bonus equal to 75% of her target bonus for 2024, payable pursuant to a retention bonus program adopted in March 2024; (iii) for Mr. Engel the first installment of his sign-on bonus payment and a guaranteed bonus equal to 50% of his prorated target bonus for 2024; (iv) for Mr. Weinstein, a bonus payment for his service as interim chief executive officer; and (v) for Ms. Drake, a bonus payment made in connection with her appointment as executive vice president and general counsel in January 2024 in an amount equal to 80% of her target bonus for 2024.

(3) Represents the aggregate grant date fair value of stock awards granted in the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, as applicable, in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718 ("ASC Topic 718") disregarding any estimates of service-based forfeitures. For PSUs, the value reported includes the value of the award at the grant date based upon the probable outcome of the performance conditions. The value of PSUs at the grant date assuming that the highest level of performance condition will be achieved, for the fiscal year ended December 28, 2024, is $3,475,650 for Mr. Cohen; $935,625 for Ms. Wong; $714,380 for Mr. Engel; and $178,312 for Ms. Zeiler. See the information appearing in note 13 to our consolidated financial statements included as part of our Annual Report on Form 10-K. In addition, the amounts reported for 2024 for Mr. Weinstein and Mr. Angle and Ms. Zeiler and Ms. Drake include the impact of the technical accounting modification of their equity awards in the following amounts: $1,225,209 for Mr. Weinstein; $2,944,273 for Mr. Angle; $651,093 for Ms. Zeiler; and $551,273 for Ms. Drake.

(4) For 2024, includes severance payments, relocation expense and 401(k) matching contributions as set forth in the table below. The table excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees.

	401(k) Matching Contributions ($)	Severance ($)	Temporary Housing and Relocation ($)	Total ($)
Gary Cohen	6,279		74,168	80,447
Karian Wong	6,582			6,582
Jeffery Engel	2,423			2,423
Jules Connelly	3,775	95,665		99,441
Glen Weinstein	7,165	471,346		478,511
Colin Angle	7,165	464,231		471,396
Julie Zeiler	4,481			4,481
Tonya Drake	4,117			4,117

(5) Mr. Cohen's employment commenced on May 6, 2024 and the amount reported in the "Salary" column represents his base salary earned in fiscal year 2024. His annualized base salary for 2024 was $700,000.

(6) Ms. Wong was appointed executive vice president and chief financial officer effective December 2, 2024. Prior to that she was senior vice president and principal accounting officer. Her salary above represents her annualized salary effective as of her promotion. Her annualized 2024 base salary prior to her promotion was $390,016.

(7) Mr. Engel's employment commenced on August 6, 2024 and the amount reported in the "Salary" column represents his base salary earned in fiscal year 2024. His annualized base salary for 2024 was $600,000.

(8) Ms. Connelly was appointed chief human resources officer effective December 2, 2024. Her annualized base salary for 2024 in her role as chief human resources officer was $350,000. She also served as senior director of human resources until June 2024, at which time her employment with the Company terminated until her re-hire in December 2024. Her annualized 2024 base salary in her prior role was $253,500. Ms. Connelly received $95,665 in cash severance in connection with the termination of her employment in June 2024.

(9) Mr. Weinstein was appointed interim chief executive officer effective January 28, 2024 and served in that role until May 6, 2024. He remained employed by the Company for 60 days following May 6, 2024. Prior to January 28, 2024, he served as executive vice president and chief legal officer. His base salary as interim chief executive officer remained the same as his base salary as executive vice president and chief legal officer but he received additional cash compensation in the form of a stipend of $27,500 per month while he served in that role.

(10) Mr. Angle stepped down as chief executive officer and chairman of the board of directors on January 28, 2024 but remained as an employee in the role of senior advisor until August 16, 2024. In his role as senior advisor, Mr. Angle continued to receive an annual base salary of $850,000.

(11) Ms. Zeiler was executive vice president and chief financial officer until December 2, 2024 at which time she became an advisor to the Company and served in that role until March 28, 2025.

(12) Ms. Drake was promoted to executive vice president and general counsel effective January 28, 2024. Her annualized base salary prior to her promotion was $390,000. Her employment with the Company terminated in March 2025.

Grants of Plan-Based Awards in 2024

The following table sets forth, for each of the NEOs, information about grants of plan-based awards during fiscal year 2024. Mr. Angle has been omitted from the table as he did not receive any grants of plan-based awards during fiscal year 2024.

GRANTS OF PLAN-BASED AWARDS — 2024

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gary Cohen		229,509	459,018	918,036	-	-	-	-	-
	6/7/2024	-	-	-	-	-	-	290,000	2,763,700
	6/7/2024	-	-	-	108,750	435,000	435,000	-	3,475,650
Karian Wong		103,115	206,230	412,460	-	-	-	-	-
	12/6/2024	-	-	-	-	-	-	125,000	1,117,500
	12/6/2024	-	-	-	31,250	125,000	125,000	-	935,625
	3/8/2024	-	-	-	-	-	-	32,258	336,128
Jeffrey Engel		103,115	206,230	412,460	-	-	-	-	-
	9/6/2024	-	-	-	-	-	-	188,955	1,128,061
	9/6/2024	-	-	-	45,386	181,545	181,545	-	714,380
Jules Connelly		-	-	-	-	-	-	-	-
	12/6/2024	-	-	-	-	-	-	120,000	1,072,800
Glen Weinstein		161,250	322,500	645,000	-	-	-	-	-
	5/6/2024 (4)	-	-	-	-	-	-	130,481	1,225,209
	3/8/2024	-	-	-	-	-	-	115,163	1,199,998
Colin Angle		-	-	-	-	-	-	-	-
	8/13/2024 (4)	-	-	-	-	-	-	44,630	370,429
	1/28/2024 (4)	-	-	-	-	-	-	152,692	2,573,844
Julie Zeiler		187,500	375,000	750,000	-	-	-		
	11/4/2024 (4)	-	-	-	-	-	-	69,339	651,093
	7/12/2024	-	-	-	-	-	-	56,250	534,938
	7/12/2024	-	-	-	18,750	18,750	18,750	-	178,312
Tonya Drake		118,125	236,250	472,500	-	-	-	-	-
	12/7/2024 (4)	-	-	-	-	-	-	69,343	551,273
	6/7/2024	-	-	-	-	-	-	66,933	637,871
	3/8/2024	-	-	-	-	-	-	27,016	281,507

(1) Reflects the threshold, target and maximum incentive cash payout levels established under our SEICP. Ms. Connelly was not eligible for a bonus under the SEICP in 2024 due to her separation in June and having less than 90 days eligibility following re-hire in December of 2024.

(2) Reflects the threshold, target and maximum equity incentive payout levels associated with the PSUs, which amounts will be payable in shares of our common stock, if the performance metrics are achieved under the terms of the awards

(3) All stock awards granted were made pursuant to our 2018 Plan.

(4) There was a deemed accounting modification of the equity awards held by Mr. Angle in connection with his transition to the role of Senior Advisor and a deemed modification of the equity awards held by Mr. Weinstein, Mr. Angle, Ms. Zeiler and Ms. Drake in connection with their termination of employment or entry into transitional services and separation agreements. The amounts reported do not reflect additional equity awards granted to these NEOs in 2024 and instead reflect equity awards previously granted to such NEOs that continued vesting and/or accelerated in connection with transitions in service or terminations of employment.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the named executive officers, information about unexercised option awards and other unvested equity awards that were held as of December 28, 2024. Messrs. Angle and Weinstein have been omitted from this table as their employment terminated during 2024 and they did not hold any outstanding equity awards as of December 28, 2024.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END — 2024

| | | Stock Awards(1) | | | |
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Gary Cohen	6/7/2024	290,000	2,305,500	108,750	864,563
Karian Wong	12/6/2024	125,000	993,750	31,250	248,438
	3/8/2024	32,258 (5)	256,451 (5)	-	-
	3/10/2023	3,319	26,386	-	-
	6/10/2022	1,762	14,008	-	-
	3/11/2022	200	1,590	799	6,352
	3/12/2021	361	2,870	-	-
Jeffrey Engel	9/6/2024	188,955	1,502,192	45,386	360,821
Jules Connelly	12/6/2024	120,000	954,000	-	-
Julie Zeiler	7/12/2024	56,250 (5)	447,188 (5)	18,750	149,063
	3/10/2023	16,361	130,070	-	-
	3/11/2022	999	7,942	3,995	31,760
	3/12/2021	1,548	12,307	-	-
Tonya Drake	6/7/2024	66,933	532,117	-	-
	3/8/2024	27,016 (5)	214,777 (5)	-	-
	3/10/2023	3,319	26,386	-	-
	3/11/2022	266	2,115	1,065	8,467
	3/12/2021	412	3,275	-	-

(1) There are no stock options remaining outstanding

(2) Except as set forth below, RSU awards granted prior to 2022 vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant date and RSU awards granted in 2022 and after vest over a three-year period, with one-third (1/3) vesting on the one-year anniversary of the grant date, and the remaining two-thirds (2/3) vesting in eight equal quarterly installments over the remaining two years.

(3) Amounts disclosed in this column were calculated based on the closing price of our common stock on December 27, 2024, the last business day of the fiscal year ended December 28, 2024, of $7.95.

(4) PSU awards granted in 2022 are earned and vest at the end of one, two, and three-year performance periods. PSUs granted to Messrs. Cohen and Engel and Ms. Wong in 2024 are earned based on the achievement of stock price hurdles over a four year performance period and vest in equal installments over four years, to the extent earned. PSUs granted to Ms. Zeiler in 2024 have a one-year performance period that are earned only if we achieve two consecutive quarters of positive operating income. For additional information on the PSU awards, see the section above entitled "Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives."

(5) These RSU awards vest in full one year from the grant date.

Option Exercises and Stock Vested

The following table sets forth, for each of the NEOs, information with respect to the exercise of stock options and the vesting of RSU awards and PSU awards during the year ended December 28, 2024.

OPTION EXERCISES AND STOCK VESTED — 2024

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)(1)	Value Realized on Vesting($)(2)
Gary Cohen	—	—	—	—
Karian Wong	—	—	11,240	105,505
Jeffery Engel	—	—	—	—
Jules Connelly	—	—	—	—
Glen Weinstein	—	—	151,356	1,338,416
Colin Angle	—	—	120,304	1,124,196
Julie Zeiler	—	—	9,181	74,290
Tonya Drake	—	—	7,531	72,412

(1) Amounts disclosed in this column include all RSU's and PSU's vested in 2024.

(2) Amounts disclosed in this column were calculated based on the fair market value of the shares on the vesting date.

Potential Benefits Upon Termination or Change in Control

Severance and Change in Control Arrangements in General

The Company has entered into executive agreements with each of the NEOs, an interim employment agreement with Mr. Weinstein and transitional services and separation agreements with Mr. Angle and Ms. Zeiler, the terms of which are described in further detail in the "Compensation Discussion and Analysis" section above. The employment of Messrs. Angle and Weinstein terminated in 2024. Accordingly, they have been omitted from the tables below and the severance payments and benefits they received or are eligible to receive as described in the "Compensation Discussion and Analysis" section above.

Cash Payments and/or Acceleration of Vesting Following Certain Termination Events

Assuming the employment of our NEOs was terminated without cause (not in connection with a change in control) on December 28, 2024, our NEOs would be entitled to cash payments in the amounts set forth opposite their names in the table below, subject to any deferrals required under Section 409A of the Code, and acceleration of vesting as set forth in the table below.

Name	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Equity Award Acceleration ($)	Total ($)
Gary Cohen	700,000	700,000	27,336	-	1,427,336
Karian Wong	450,000	337,500	27,336	-	814,836
Jeffery Engel	600,000	510,000	19,025	-	1,129,025
Jules Connelly	350,000	210,000	27,056	-	587,056
Julie Zeiler	500,000	300,000	24,555	778,329	1,602,884
Tonya Drake	400,000	240,000	35,390	-	675,390

Assuming the employment of our NEOs was terminated by the Company without cause during the period beginning on the date that is 45 days prior to the date of the public announcement of the execution of a definitive agreement for a change in control and ending on the first anniversary of the effective date of the change in control, or such officers resigned with good reason during the one-year period following a change in control and such termination or resignation occurred on December 28, 2024, our NEOs would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any delay in payment required under Section 409A of the Code, and acceleration of vesting as set forth in the table below. The total amount payable to each executive officer may be subject to reduction in certain circumstances if the amount would cause the executive officer to incur an excise tax under Section 4999 of the Code. The following table also provides the market value (that is, the value based upon the closing price of our common stock on December 27, 2024, the last trading day of fiscal year 2024) of RSUs or PSUs that would become exercisable or vested as a result of these acceleration events as of December 28, 2024.

Name	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Equity Award Acceleration ($)	Total ($)
Gary Cohen	1,400,000	1,400,000	54,672	5,763,750	8,618,422
Karian Wong	900,000	675,000	54,672	2,295,157	3,924,829
Jeffery Engel	1,200,000	1,020,000	38,051	2,945,475	5,203,526
Jules Connelly	700,000	420,000	54,112	954,000	2,128,112
Julie Zeiler	1,000,000	600,000	49,110	778,329	2,427,439
Tonya Drake	800,000	480,000	70,780	787,137	2,137,917

2024 Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the annual total compensation of our median employee (excluding our principal executive officer), the annual total compensation of our principal executive officer and the ratio of these two amounts.

The Company selected December 28, 2024, the last day of our most recently completed fiscal year, as the date upon which the median employee was identified. As of this date, the Company employed 541 employees globally. The Company included all of our other full-time employees and part-time employees, excluding the chief executive officer, in our analysis to identify the median employee. The Company did not elect to make any other exclusions as permitted under the SEC de minimis rule.

A Consistently Applied Compensation Measure was used to identify the median employee based on the sum of base pay/regular wages, overtime, bonus, commissions and equity grant date fair value. The Company elected to include bonus payments and equity awards given the broad participation rates in these programs across the employee population. Year-end annualized salary rates for full-time and hourly employees were used as reasonable estimates of salary/wages.

Effective January 28, 2024, Mr. Angle transitioned from the role of chief executive officer and chairman of the board of directors to senior advisor and Mr. Weinstein was appointed as interim chief executive officer. Effective May 6, 2024, Mr. Cohen was appointed as president and chief executive officer. When a company has had more than one principal executive officer in the same fiscal year, under item 402(u) the compensation paid to the principal executive officer for purposes of calculating this ration can either be (i) a combination of compensation paid to each principal executive officer during the fiscal year or (ii) the annualized compensation of the person who was serving as principal executive officer as of the date it used to select the median employee. Because Mr. Cohen was our chief executive officer as of December 28, 2024, the date we used to select our median employee, we chose to use Mr. Cohen's annualized fiscal year 2024 compensation for our pay ratio disclosure.

Using the compiled data, the Company determined that the 2024 annual total compensation of our median employee as of December 28, 2024 was $120,060 and Mr. Cohen annualized total compensation for 2024 was $7,249,306, both of which were calculated in accordance with Item 402(c) of Regulation S-K. The ratio of these amounts was 60:1.

Pay Versus Performance

The following table shows the total compensation as set forth in the Summary Compensation Table and "compensation actually paid," calculated in accordance with Item 402(v) of Regulation S-K of our principal executive officer ("PEO") and, on an average basis, our other NEOs for the past five fiscal years, our TSR, the TSR of our peer group used for compensation benchmarking over the same period, our net income, and Company-Selected Measure, which is the Company's Non-GAAP Operating Income.

Fiscal Year	Summary Compensation Table Total for Mr. Angle ($)	Summary Compensation Table Total for Mr. Weinstein ($)	Summary Compensation Table Total for Mr. Cohen ($)	Compensation Actually Paid to Mr. Angle ($)	Compensation Actually Paid to Mr. Weinstein ($)	Compensation Actually Paid to Mr. Cohen ($)	Average Summary Compensation Table Total for non-CEO NEOs ($)	Average Compensation Actually Paid to non-CEO NEOs ($)	Value of Initial Fixed $100 Investment Based On:		Net Income ($ thousands)	Non-GAAP Operating Income (Loss) ($ thousands)
									Company TSR ($)	Peer Group TSR ($)		
2024	3,987,784	3,349,517	6,980,075	-4,381,406	492,398	5,266,570	2,122,176	1,276,824	15.31	141.02	-145,518	-117,837
2023	6,359,892	n/a	n/a	3,988,330	n/a	n/a	2,114,890	1,498,124	76.44	123.30	-304,710	-198,775
2022	5,930,277	n/a	n/a	3,742,696	n/a	n/a	1,834,495	1,238,722	95.06	90.80	-286,295	-172,594
2021	6,273,391	n/a	n/a	-3,096,075	n/a	n/a	2,061,594	-424,081	130.12	167.18	30,390	24,792
2020	6,192,685	n/a	n/a	14,450,419	n/a	n/a	1,701,843	3,441,952	158.58	174.43	147,068	144,230

1. SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid" as reported in the Pay Versus Performance Table. Compensation actually paid does not necessarily represent cash and/or equity value transferred to the applicable named executive officer without restriction, but rather is a value calculated in accordance with Item 402(v) of Regulation S-K.

2. The following tables show the adjustments made to each of our PEOs' total compensation as reported in the Summary Compensation Table to calculate "compensation actually paid" for each fiscal year:

Mr. Angle Summary Compensation Table Total to Compensation Actually Paid Reconciliation (1/1/2020-1/28/2024)

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Additions to Summary Compensation Table Total	Compensation Actually Paid
2024	3,987,784	-8,369,190	0	-4,381,406
2023	6,359,892	-7,216,763	4,845,201	3,988,330
2022	5,930,277	-5,923,915	3,736,334	3,742,696
2021	6,273,391	-12,744,963	3,375,498	-3,096,075
2020	6,192,685	-4,396,024	12,653,758	14,450,419

Mr. Weinstein Summary Compensation Table Total to Compensation Actually Paid Reconciliation (1/28/2024-5/6/2024)

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Additions to Summary Compensation Table Total	Compensation Actually Paid
2024	3,349,517	-3,850,976	993,857	492,398

Mr. Cohen Summary Compensation Table Total to Compensation Actually Paid Reconciliation (5/6/2024-12/28/2024)

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Additions to Summary Compensation Table Total	Compensation Actually Paid
2024	6,980,075	-6,239,350	4,525,845	5,266,570

The table below further details the adjustments made to each of the PEOs' Summary Compensation Table totals to determine "compensation actually paid" for each of the PEOs:

Principal Executive Officer (PEO) - Angle	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total	3,987,784	6,359,892	5,930,277	6,273,391	6,192,685
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT	-2,944,273	-5,499,992	-5,071,127	-5,418,537	-3,851,977
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	0	0	0	0	0
Year-End Fair Value of Awards Granted During Year that Remain Unvested as of Year-End	0	4,845,201	3,736,334	1,196,578	9,919,027
Year-End Fair Value of Awards Granted During Year that Vested During Year	0	0	0	0	0
Increase/Decrease in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	-278,292	-1,436,291	-708,083	-7,326,426	2,734,731
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	-3,531,596	-280,481	-144,705	2,178,919	-544,047
Deduction of Fair Value of Awards Granted Prior to Year that were Forfeited During the Year	-1,615,028	0	0	0	0
Increase Based Upon Incremental Fair Value of Awards Modified During Year	0	0	0	0	0
Increase Based on Dividends or other Earnings Paid During Year Prior to Vesting Date of Award	0	0	0	0	0
Total Additions	0	4,845,201	3,736,334	3,375,498	12,653,758
Total Deductions	-8,369,190	-7,216,763	-5,923,915	-12,744,963	-4,396,024
Total Adjustments	-8,369,190	-2,371,562	-2,187,581	-9,369,466	8,257,734
Compensation Actually Paid (CAP)	-4,381,406	3,988,330	3,742,696	-3,096,075	14,450,419

Principal Executive Officer (PEO) - Weinstein	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total	3,349,517	n/a	n/a	n/a	n/a
Deduction for Amounts Reported Under the "Stock	-2,425,208	n/a	n/a	n/a	n/a
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	0	n/a	n/a	n/a	n/a
Year-End Fair Value of Awards Granted During Year	0	n/a	n/a	n/a	n/a
Year-End Fair Value of Awards Granted During Year	993,857	n/a	n/a	n/a	n/a
Increase/Decrease in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	0	n/a	n/a	n/a	n/a
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	-1,095,425	n/a	n/a	n/a	n/a
Deduction of Fair Value of Awards Granted Prior to	-330,343	n/a	n/a	n/a	n/a
Increase Based Upon Incremental Fair Value of	0	n/a	n/a	n/a	n/a
Increase Based on Dividends or other Earnings Paid	0	n/a	n/a	n/a	n/a
Total Additions	993,857	n/a	n/a	n/a	n/a
Total Deductions	-3,850,976	n/a	n/a	n/a	n/a
Total Adjustments	-2,857,120	n/a	n/a	n/a	n/a
Compensation Actually Paid (CAP)	492,398	n/a	n/a	n/a	n/a

Principal Executive Officer (PEO) - Cohen	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total	6,980,075	n/a	n/a	n/a	n/a
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT	-6,239,350	n/a	n/a	n/a	n/a
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	0	n/a	n/a	n/a	n/a
Year-End Fair Value of Awards Granted During Year that Remain Unvested as of Year-End	4,525,845	n/a	n/a	n/a	n/a
Year-End Fair Value of Awards Granted During Year that Vested During Year	0	n/a	n/a	n/a	n/a
Increase/Decrease in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	0	n/a	n/a	n/a	n/a
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	0	n/a	n/a	n/a	n/a
Deduction of Fair Value of Awards Granted Prior to Year that were Forfeited During the Year	0	n/a	n/a	n/a	n/a
Increase Based Upon Incremental Fair Value of Awards Modified During Year	0	n/a	n/a	n/a	n/a
Increase Based on Dividends or other Earnings Paid During Year Prior to Vesting Date of Award	0	n/a	n/a	n/a	n/a
Total Additions	4,525,845	n/a	n/a	n/a	n/a
Total Deductions	-6,239,350	n/a	n/a	n/a	n/a
Total Adjustments	-1,713,505	n/a	n/a	n/a	n/a
Compensation Actually Paid (CAP)	5,266,570	n/a	n/a	n/a	n/a

3. Amounts represent average total compensation reported in the Summary Compensation Table and average "compensation actually paid" to our NEOs (excluding our PEO(s)) for the relevant fiscal year, which includes the individuals indicated in the table below for each fiscal year:

Year	Non-PEO NEOs
2024	Karian Wong, Julie Zeiler, Jeffrey Engel, Tonya Drake, and Jules Connelly
2023	Julie Zeiler, Glen Weinstein, Russell Campanello, and Faris Habbaba
2022	Julie Zeiler, Glen Weinstein, Jean Jacques Blanc, and Faris Habbaba
2021	Julie Zeiler, Glen Weinstein, Jean Jacques Blanc, and Faris Habbaba
2020	Julie Zeiler, Alison Dean, Glen Weinstein, Tim Saeger, Keith Hartsfield, and Russell Campanello

4. The following tables shows the adjustments made to the average Summary Compensation Table totals of our NEOs (excluding our PEO(s)) as reported in the Summary Compensation Table to calculate "compensation actually paid" for each fiscal year:

Average Non-PEO NEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table	Additions to Summary Compensation Table	Compensation Actually Paid
2024	2,122,176	-2,139,093	1,293,740	1,276,824
2023	2,114,890	-1,890,979	1,274,213	1,498,124
2022	1,834,495	-1,559,090	963,316	1,238,722
2021	2,061,594	-3,410,738	925,062	-424,081
2020	1,701,843	-1,005,287	2,745,396	3,441,952

The table below further details the adjustments to determine the average "compensation actually paid" to our NEOs (excluding our PEO):

Average of Named Executive Officers Excluding the PEO	2024	2023	2022	2021	2020
Summary Compensation Table (SCT) Total	2,122,176	2,114,890	1,834,495	2,061,594	1,701,843
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT	-1,627,898	-1,582,490	-1,277,879	-1,551,209	-879,042
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	0	0	0	0	0
Year-End Fair Value of Awards Granted During Year that Remain Unvested as of Year-End	1,293,740	1,077,505	963,316	656,017	2,263,576
Year-End Fair Value of Awards Granted During Year that Vested During Year	0		0	0	0
Increase/Decrease in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	-171,265	-308,489	-216,785	-1,859,528	415,362
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	-323,490	196,708	-64,425	269,045	-30,359
Deduction of Fair Value of Awards Granted Prior to Year that were Forfeited During the Year	-16,440	0	0	0	-95,886
Increase Based Upon Incremental Fair Value of Awards Modified During Year	0	0	0	0	66,458
Increase Based on Dividends or other Earnings Paid During Year Prior to Vesting Date of Award	0	0	0	0	0
Total Additions	1,293,740	1,274,213	963,316	925,062	2,745,396
Total Deductions	-2,139,093	-1,890,979	-1,559,090	-3,410,738	-1,005,287
Total Adjustments	-845,353	-616,766	-595,773	-2,485,675	1,740,109
Compensation Actually Paid (CAP)	1,276,824	1,498,124	1,238,722	-424,081	3,441,952

5. As discussed in the "Compensation Comparisons" section of our Compensation Discussion & Analysis, the peer group selected to illustrate the value of an initial fixed $100 investment was our 2023 peer group, which was used for compensation benchmarking purposes in early 2024.

As of December 28, 2024, this included 14 companies: 3D Systems Corporation, Alarm.com Holdings, Inc., Corsair Gaming, Inc., Dolby Laboratories, Inc., Faro Technologies, Inc., Garmin Ltd., GoPro, Inc., Logitech International S.A., NETGEAR, Inc., Novanta Inc., Roku, Inc., Sonos, Inc., Trimble Inc., and Universal Electronics Inc. Plantronics, Inc. was removed as it was acquired by HP, Inc. on August 29, 2022 and VIZIO Holding Corp was removed as it was acquired by Walmart Inc. on December 3, 2024.

6. Relative TSR is defined as the percentage by which our TSR is greater than or less than the Russell 2000 Index. While we consider numerous financial and non-financial performance measures for the purpose of evaluating and determining executive compensation, we consider relative TSR against the Index (which is the primary measure used to determine for the number of PSUs earned for purposes of the 2022 PSU awards) to be the most important performance measure used by the Company to link compensation actually paid to the NEOs for fiscal year 2024 to Company performance.

Narrative to Relationship Between "Compensation Actually Paid" and Performance Measures

We use a mix of performance measures in our annual and long-term incentive programs to align executive pay with Company performance. Our NEOs' target total compensation is heavily weighted towards short and long-term performance with performance goals aligned with stockholders' interest. We believe the Pay Versus Performance tables show the alignment between compensation actually paid to the NEOs and the Company's performance, consistent with our compensation philosophy as described in our CD&A on page 37. Specifically, a large portion of the NEOs' potential compensation for 2024 was based on relative TSR against the Index and as such the PEO and non-PEO NEOs' "compensation actually paid" each year was generally aligned with our relative TSR performance and increased when our relative TSR performance increased but declined when our relative TSR performance declined. Our revenue and operating income performance over the period also generally align with compensation actually paid.

As shown in the Pay Versus Performance table, the Company's net income has decreased from 2020 to 2023 and increased in 2024. This performance generally aligned well with compensation actually paid to our NEOs. The Company does not use net income to determine compensation levels or incentive plan payouts.

As outlined in our Compensation Discussion and Analysis on page 33 we do not have any true consumer robotic peer companies that are publicly traded. The pandemic created some volatility within our peer group's TSR and while our

TSR performance was behind the peer group the end of 2020 and 2021, our TSR recovered in 2022 with the announced planned acquisition of iRobot by Amazon in August of 2022, our TSR fell behind the peer group by the end of 2023 with speculative news at the end of 2023 that the deal with Amazon may be blocked by regulators, and our TSR fell further behind in the beginning of 2024 and through 2024 following the termination of the planned acquisition. This performance generally aligned well with compensation actually paid to our NEOs.

The table below compares the cumulative five-year total shareholder return of iRobot's common stock with the cumulative total shareholder return of a customized peer group of 14 companies that includes: 3D Systems Corporation, Alarm.com Holdings, Inc., Corsair Gaming, Inc., Dolby Laboratories, Inc., Faro Technologies, Inc., Garmin Ltd., GoPro, Inc., Logitech International S.A., NETGEAR, Inc., Novanta Inc., Roku, Inc., Sonos, Inc., Trimble Inc., and Universal Electronics Inc. The table assumes that the value of the investment in our common stock and in the peer group (on a market-cap weighed basis and including reinvestment of dividends) was $100 on 12/31/2019 and tracks it through 12/31/2024.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among iRobot Corporation and Peer Group

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

As shown in the Pay Versus Performance table, the Company's non-GAAP operating income has decreased and our non-GAAP operating loss has increased from 2020 to 2024. This performance generally aligned well with compensation actually paid to our NEOs.

List of Most Important Metrics Used to Link Compensation Actually Paid to 2024 Company Performance

As required by SEC rules, the three performance measures listed below represent the most important financial metrics we used to link "compensation actually paid" to Company performance for 2024. As further explanation of how these performance metrics are used to determine each named executive officer's compensation is described in our Compensation Discussion and Analysis within the sections titled "Cash Incentive Compensation" and "Long-Term Incentives".

Most Important Performance Measures

- Relative Total Shareholder Return
- Non-GAAP Operating Income Loss (1)
- Revenue

(1) When reconciling to GAAP operating income loss, non-GAAP operating income (loss) reflects adjustments for amortization of acquired tangible assets, stock-based compensation, tariff refunds, net merger, acquisition, and divestiture expense (income), and restructuring/other.

Director Compensation

In connection with our efforts to attract and retain highly qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In fiscal year 2024, each non-employee member of our board of directors was entitled to the following cash compensation:

Annual retainer for board membership	$ 55,000
Annual retainer for lead independent director	$ 25,000
Audit Committee	
Annual retainer for committee membership	$ 12,500
Additional retainer for committee chair	$ 12,500
Compensation and Talent Committee	
Annual retainer for committee membership	$ 10,000
Additional retainer for committee chair	$ 10,000
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$ 5,000
Additional retainer for committee chair	$ 5,000

Pursuant to our Non-Employee Directors' Deferred Compensation Program, each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees are deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares are issued from our 2018 Plan or a subsequent stock option and incentive plan approved by our stockholders.

In 2024, each of our non-employee members of our board of directors was entitled to the following equity compensation:

At the end of the tenth week of the fiscal quarter in which our annual meeting of stockholders occurs, each re-elected non-employee director receives a grant of RSUs having a fair market value of $200,000, which vests in full on the first anniversary of such grant.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

For 2024, in connection with Mr. Miller's appointment as chairman of the board of directors, our board of directors determined that an additional annual cash retainer in the amount of $60,000 would be paid to the chairman of the board of directors.

Compensation

The following table provides compensation information for the fiscal year ended December 28, 2024, for each non-employee member of our board of directors. The table excludes Messrs. Angle and Cohen, who are NEOs of the Company and did not receive any additional compensation for their service as director in 2024.

DIRECTOR COMPENSATION TABLE — 2024

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Dr. Ruey-Bin Kao	81,250	199,997	281,247
Julien Mininberg	38,599	199,995	238,594
Karen Golz	100,000	199,997	299,997
Andrew Miller	147,468	199,997	347,465
Michelle Stacy	100,000	199,997	299,997
Michael Loparco	24,643	166,664	191,307
Eva Manolis	90,307	199,997	290,304

(1) Represents the grant date fair value of RSUs awarded in the fiscal year ended December 28, 2024 in accordance with ASC Topic 718 disregarding any estimates of forfeitures. The grant date fair value is the fair market value of our common stock on the date of grant multiplied by the number of shares of common stock underlying such RSU award.

The non-employee members of our board of directors who held such position on December 28, 2024, held the following aggregate number of unvested RSUs as of such date:

Name	Number of Unvested Restricted Stock Units
Dr. Ruey-Bin Kao	20,986
Julien Mininberg	21,030
Karen Golz	20,986
Andrew Miller	20,986
Michelle Stacy	20,986
Michael Loparco	27,917
Eva Manolis	20,986

Transactions with Related Persons

In 2024, there was no transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors has adopted a written related party transaction approval policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the SEC. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the nominating and corporate governance committee, both or neither.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The audit committee of the board of directors has retained PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, to serve as independent registered public accountants for our 2025 fiscal year. PwC has served as our independent registered public accounting firm since 1999. The Company is asking stockholders to ratify the selection by the audit committee of the board of directors of PwC as our independent auditors for the 2025 fiscal year. Although ratification by the stockholders is not required by law, the board of directors has determined that it is desirable to request approval of this selection by the stockholders as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment of PwC, the audit committee will consider this factor when making any determinations regarding PwC.

Independence and Quality

As provided in the audit committee charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each year, the audit committee considers whether to retain PwC and whether such service continues to be in the best interests of the Company and our stockholders. Among other things, the audit committee considers:

- the quality and scope of the audit;
- the independence of PwC;
- the performance of the lead engagement partner, the number of people staffed on the engagement team, and the quality of the engagement team, including the quality of the audit committee's ongoing communications with and the capability and expertise of the team;
- PwC's tenure as our independent auditor and its familiarity with our global operations and business, accounting policies and practices, and internal controls over financial reporting; and
- external data relating to audit quality and performance, including recent PCAOB inspection reports available for PwC.

Based on this evaluation, the members of the audit committee and the board of directors believe that PwC is independent and that it is in the best interests of the Company and its stockholders to retain PwC to serve as its independent auditors for the fiscal year 2025.

The audit committee is also responsible for selecting the lead engagement partner. The rules of the SEC and PwC's policies require mandatory rotation of the lead engagement partner every five years.

Pre-Approval of Audit and Non-audit Services

The audit committee has implemented procedures under our audit committee pre-approval policy for audit and non-audit services (the "Pre-Approval Policy") to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PwC for specified audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PwC. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PwC, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PwC attended all of the standard audit committee meetings in 2024. We expect that a representative of PwC will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers LLP Fees

The following table shows the aggregate fees for professional services rendered by PwC to us during the fiscal years ended December 28, 2024 and December 30, 2023.

	2024	2023
Audit Fees	$ 2,650,672	$ 2,207,025
Audit-Related Fees	—	—
Tax Fees	—	106,794
All Other Fees	12,150	29,409
Total	$ 2,662,822	$ 2,343,228

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Consists of fees associated with services related to review of accounting for significant transactions and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax planning and compliance.

All Other Fees

All other fees include licenses to technical accounting research software and fees associated with services to perform an assessment of compliance with global privacy laws. The audit committee has determined that the provision of services described above to us by PwC is compatible with maintaining their independence.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2025.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS

At our 2014 annual meeting of stockholders, our stockholders voted to request that our board of directors take the steps necessary so that each voting requirement in our Existing Certificate and by-laws that calls for a greater than a simple majority vote be eliminated and replaced by a majority voting standard.

In each year from 2015 to 2024 (other than 2023), our nominating and corporate governance committee and our board of directors determined it was appropriate to propose the amendments described below, and included the proposal described below in our Proxy Statement for the respective annual meeting. These amendments were not proposed in 2023 due to the pending merger with Amazon. As detailed in the table below, at each annual meeting since 2015 at which the proposal was presented, the proposal failed to receive the affirmative vote of holders of 75% of the outstanding shares, which is required for approval.

Year	For	Against	Abstentions	Broker Non-Votes
2024	11,924,185	294,012	29,297	7,289,545
2022	18,491,741	87,623	24,468	3,701,832
2021	19,969,407	80,058	39,726	3,554,106
2020	13,190,094	161,387	49,139	6,772,725
2019	18,492,812	138,436	40,470	5,749,298
2018	14,914,013	86,022	59,826	6,363,508
2017	18,913,736	118,581	53,434	4,221,576
2016	19,761,152	326,257	204,328	202,522
2015	17,179,055	101,106	33,543	6,857,005

Our board of directors continues to believe that the amendments to the Existing Certificate described below and set forth in the Certificate of Amendment attached to this Proxy Statement as Annex A are in the best interests of the Company's stockholders, and, in light of the strong support received at the prior annual meetings, our board of directors has unanimously adopted a resolution approving and declaring the advisability of the Certificate of Amendment, which changes the voting provisions in the Existing Certificate as follows:

Removal of Directors; Article VI, Section 5 - Currently, the approval of the holders of 75% or more of the shares of the Company entitled to vote at an election of directors is required to remove a director from office prior to the expiration of his or her term with cause. If this proposal is approved, stockholders will have the ability to remove a director from office prior to the expiration of his or her term with cause and the affirmative vote of a majority of the shares of the Company entitled to vote at an election of directors, which is the lowest allowable vote threshold under Delaware law; provided, however, that if Proposal 3 is approved by stockholders, the ability to remove will be without cause.

By-law Amendments; Article VIII, Section 2 - Currently, the Existing Certificate allows stockholders to amend or repeal our by-laws if at least 75% of the shares of the Company entitled to vote on such matter vote in favor of the amendment or repeal. If this proposal is approved, stockholders will have the ability to amend our by-laws with the affirmative vote of a majority of the shares cast and entitled to vote on such matter (with "abstentions," "broker non-votes," and "withheld" votes not counted as a vote either "for" or "against" such amendment or repeal).

Amendments to Certain Provisions of the Certificate of Incorporation; Article IX - Currently, the approval of at least 75% of the shares of the Company entitled to vote on such matter is required to amend or repeal Articles V, VI, VII, VIII or IX of the Existing Certificate, which address, among other things, actions by written consent of stockholders, special meetings of stockholders requirements and procedures for electing and removing board members and filling vacancies, limitation of liability of directors, by-law amendments, and amendments of the Existing Certificate. If this proposal is approved, the threshold approval for stockholders to amend or repeal these provisions will be a vote of the majority of the outstanding shares of the Company entitled to vote on such amendment or repeal, which is the lowest allowable vote threshold under Delaware law.

This description of the proposed amendments to our Existing Certificate is a summary and is qualified by the full text of the proposed Certificate of Amendment to our Existing Certificate, which is attached to this Proxy Statement as Annex A and is incorporated herein by reference.

To be approved, the proposed Certificate of Amendment requires an affirmative vote of holders of 75% of the outstanding shares entitled to vote on the record date. If approved, the Certificate of Amendment will become effective upon filing with the Secretary of State of the State of Delaware, which we would do promptly after the annual meeting.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL OF AMENDMENTS TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS.

PROPOSAL 4

APPROVAL OF AMENDMENTS TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

At our 2015 annual meeting of stockholders, our stockholders voted to request that our board of directors take the steps necessary to reorganize the board of directors into one class with each director subject to election each year. As part of the request, our stockholders proposed that the Company would have the option to phase such declassification in over three years.

In 2016, our board of directors, after carefully considering the advantages and disadvantages of reorganizing the board of directors into one class with each director subject to election each year, unanimously adopted a resolution approving and declaring the advisability of amendments to our Existing Certificate that would declassify our board of directors over a three-year period and provide for the annual election of all of our directors commencing at the 2017 annual meeting, subject to obtaining approval of such amendments by our stockholders at the 2016 annual meeting. Despite receiving the affirmative votes of holders of a majority of the outstanding shares at the 2016 annual meeting, the proposal failed to receive the affirmative vote of holders of 75% of the outstanding shares, which is the required threshold for approval of the proposal.

In each year from 2016 to 2024 (other than 2023), our board of directors, after further careful consideration, unanimously adopted a resolution approving and declaring the advisability of amendments to our Existing Certificate that would immediately declassify our board of directors and provide for the annual election of all of our directors commencing at the next scheduled annual meeting, subject to obtaining approval of such amendments by our stockholders. This proposal was not submitted in 2023 due to the pending merger with Amazon.

As detailed in the table below, at each annual meeting since 2016 at which the proposal was presented, the proposal failed to receive the affirmative vote of holders of 75% of the outstanding shares, which is required for approval.

Year	For	Against	Abstentions	Broker Non-Votes
2024	11,934,012	278,732	34,750	7,289,545
2022	18,491,741	87,623	24,468	3,701,832
2021	19,992,568	51,998	44,625	3,554,106
2020	13,230,665	75,909	94,046	6,772,725
2019	18,508,599	114,069	49,050	5,749,298
2018	14,932,946	57,771	69,144	6,363,508
2017	18,910,693	121,045	54,013	4,221,576
2016	19,752,012	318,969	220,756	202,522

Our board of directors continues to believe that the amendments to the Existing Certificate described below and set forth in the Certificate of Amendment attached to this Proxy Statement as Annex B are in the best interests of the Company's stockholders and has again unanimously adopted a resolution approving and declaring the advisability of amendments to our Existing Certificate to declassify the board of directors commencing at the 2026 annual meeting, subject to approval by the Company's stockholders. If this Proposal 4 is approved by the stockholders, the terms for all directors will end at the 2026 annual meeting, and commencing with the 2026 annual meeting, all directors will be elected for one-year terms at each subsequent annual meeting. If this Proposal 4 is approved, any director appointed by the board of directors as a result of a newly created directorship or to fill a vacancy would hold office until the next occurring annual meeting.

Article VI, Section 3 of our Existing Certificate currently provides that our directors are divided into three classes, with each class serving a three-year term. Under the proposed amendments to our Existing Certificate in this Proposal 4, Article VI, Section 3 of the Existing Certificate would be amended to eliminate the classified board structure. If the proposed amendments are approved, commencing with the 2026 annual meeting of stockholders, all directors will stand for election for one-year terms expiring at the next succeeding annual meeting of stockholders. In all cases, each director will hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. Any director appointed to the board of directors to fill a vacancy following the 2026 annual meeting of stockholders will hold office for a term expiring at the next annual meeting of stockholders following such appointment. Corresponding changes related to the declassification of the board will be made to Article VI, Section 4 of the Existing Certificate pertaining to vacancies on the board of directors. Article VI, Section 5 of the Existing Certificate, which currently provides that directors may be removed by stockholders only for cause, will also be amended to allow for removal of directors without cause. If the stockholders do not approve this Proposal 4, our board of directors will remain classified and our directors will continue to be subject to the classifications set forth in our Existing Certificate.

This description of the proposed amendments to our Existing Certificate is a summary and is qualified by the full text of the proposed Certificate of Amendment to our Existing Certificate, which is attached to this Proxy Statement as Annex B and is incorporated herein by reference.

To be approved, the proposed Certificate of Amendment requires an affirmative vote of holders of 75% of the outstanding shares entitled to vote on the record date. If approved, the proposed Certificate of Amendment will become effective upon filing with the Secretary of State of the State of Delaware, which we would do promptly after the annual meeting.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL OF AMENDMENTS TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS.

PROPOSAL 5

APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE PROHIBITION ON STOCKHOLDERS' ABILITY TO CALL A SPECIAL MEETING

Our Existing Certificate and our by-laws provide that special meetings of the stockholders may be called only by the affirmative vote of a majority of the board of directors.

As part of our board of directors' ongoing review of corporate governance practices, the board of directors has reviewed and considered the advantages and disadvantages of permitting stockholders to call special meetings. Stockholder-called special meetings may divert management's time away from the Company's day-to-day operations and involve significant organization, distribution, legal and other costs, which may ultimately be counter to the best interest of the Company's stockholders as a whole. The board of directors also recognizes that the ability to call special meetings would allow stockholders to convene to vote on matters outside of the annual meeting that are important to the Company's growth and success. As a result, our board of directors believes that stockholders, or groups of stockholders, owning at least 25% of the Company's outstanding shares of common stock (the "Requisite Threshold") should have the ability to call special meetings.

In each year from 2017 to 2024 (other than 2023), our board of directors unanimously adopted a resolution approving and declaring the advisability of an amendment to our Existing Certificate to eliminate the prohibition on stockholders' ability to call a special meeting, subject to obtaining approval of such amendments by our stockholders. This proposal was not proposed in 2023 due to the pending merger with Amazon.

As detailed in the table below, at each annual meeting since 2017 at which the proposal was presented, the proposal failed to receive the affirmative vote of holders of 75% of the outstanding shares, which is required for approval.

Year	For	Against	Abstentions	Broker Non-Votes
2024	11,940,210	280,624	26,660	7,289,545
2022	18,491,741	87,623	24,468	3,701,832
2021	19,994,600	50,028	44,563	3,554,106
2020	13,232,040	115,547	53,033	6,772,725
2019	18,450,183	119,269	102,266	5,749,298
2018	14,945,267	62,032	52,562	6,363,508
2017	18,948,123	97,937	39,691	4,221,576

Our board of directors continues to believe that the amendment to the Existing Certificate to eliminate the prohibition on stockholders' ability to call a special meeting is in the best interests of the Company's stockholders and has again unanimously adopted a resolution approving and declaring the advisability of an amendment to our Existing Certificate to remove the first sentence of Article V, Section 2, which provides that special meetings may only be called by the affirmative vote of a majority of the board of directors, subject to approval by the Company's stockholders.

If this proposal is approved by the stockholders, we will make conforming amendments to our by-laws to establish the requirements and procedures for stockholders to call special meetings (the "By-law Amendment"). The By-law Amendment will provide that stockholders, or groups of stockholders, holding the Requisite Threshold may direct the Company's Secretary to call special meetings.

The above description of the proposed amendment to our Existing Certificate is a summary and is qualified by the full text of the proposed Certificate of Amendment to our Existing Certificate, which is attached to this Proxy Statement as Annex C and is incorporated herein by reference.

To be approved, the proposed Certificate of Amendment requires an affirmative vote of holders of 75% of the outstanding shares entitled to vote on the record date. If approved, the proposed Certificate of Amendment will become effective upon filing with the Secretary of State of the State of Delaware, which we would do promptly after the annual meeting.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE PROHIBITION ON STOCKHOLDERS' ABILITY TO CALL A SPECIAL MEETING.

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OFFICERS OF THE COMPANY IN CERTAIN CIRCUMSTANCES AS PERMITTED BY THE DELAWARE GENERAL CORPORATION LAW

Background

The State of Delaware, which is our state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain officers in limited circumstances under Section 102(b)(7) of the General Corporation Law of the State of Delaware ("DGCL"). Amended DGCL Section 102(b)(7) only permits exculpation for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, but does not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. Furthermore, the limitation on liability does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Our Existing Certificate currently provides for the exculpation of directors as permitted by the DGCL, but it does not include a provision that allows for the exculpation of officers.

The board of directors believes it is important to provide protection from certain liabilities and expenses that may discourage prospective or current directors from accepting or continuing membership on corporate boards and prospective or current officers from serving corporations. In the absence of such protection, qualified directors and officers might be deterred from serving as directors or officers due to exposure to personal liability and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit. In particular, the board of directors took into account the narrow class and type of claims from which such officers would be exculpated from liability pursuant to amended DGCL Section 102(b)(7), the limited number of the Company's officers that would be impacted, and the benefits the board of directors believes would accrue to iRobot by providing exculpation in accordance with DGCL Section 102(b)(7), including, without limitation, the ability to attract and retain key officers and the potential to reduce litigation costs associated with frivolous lawsuits.

The board of directors balanced these considerations with our corporate governance guidelines and practices and determined that it is advisable and in the best interests of iRobot and our stockholders to amend the Existing Certificate to add Article X to adopt amended DGCL Section 102(b)(7) and extend exculpation protection to our officers in addition to our directors. We refer to this proposed amendment to the Existing Certificate as the "Exculpation Amendment" in this Proxy Statement.

In 2024, the board of directors unanimously adopted a resolution approving and declaring the advisability of the Exculpation Amendment, subject to obtaining approval of such amendment by our stockholders. As detailed in the table below, the proposal failed to receive the affirmative vote of holders of a majority of the shares of our capital stock outstanding and entitled to vote, which is the required threshold for approval of the proposal.

Year	For	Against	Abstentions	Broker Non-Votes
2024	11,126,036	1,086,383	35,075	7,289,545

Text of the Proposed Exculpation Amendment

The Exculpation Amendment would amend the Existing Certificate by adding a new article to reflect the Delaware law provisions regarding exculpation of officers as follows:

"ARTICLE X

LIMITATION OF OFFICER LIABILITY

To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this ARTICLE X, "Officer" shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

Any amendment, repeal or modification of this ARTICLE X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification."

This description of the proposed Exculpation Amendment is a summary and is qualified by the full text of the proposed Certificate of Amendment to our Existing Certificate, which is attached to this Proxy Statement as Annex D and is incorporated herein by reference.

Reasons for the Proposed Exculpation Amendment

The board of directors continues to believe that the Exculpation Amendment is necessary to continue to attract and retain experienced and qualified officers. The board of directors believes that in the absence of such protection, qualified officers might be deterred from serving as officers of the Company due to exposure to personal liability. The nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests. We expect our peers to adopt exculpation clauses that limit the personal liability of officers in their certificates of incorporation, and failing to adopt the proposed Exculpation Amendment could impact our recruitment and retention of exceptional officer candidates that conclude that the potential exposure to liabilities, costs of defense and other risks of proceedings exceeds the benefits of serving as an officer of the Company. Further, the board of directors believes that the Exculpation Amendment would not negatively impact stockholder rights, particularly taking into account the narrow class and type of claims for which officers' liability would be exculpated.

Accordingly, the board of directors has determined that the proposed Exculpation Amendment is advisable and in the best interest of iRobot and our stockholders and authorized and approved the proposed Exculpation Amendment, subject to approval by stockholders at the Annual Meeting.

The proposed Exculpation Amendment is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any officer.

Timing and Effect of the Proposed Exculpation Amendment

If the proposed Exculpation Amendment is approved by our stockholders, it will become effective immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, which we expect to file promptly after the Annual Meeting. **The Exculpation Amendment will only serve to eliminate or limit the liability of an officer for any act or omission occurring from and after the date of its effectiveness.**

The affirmative vote of holders of a majority of the shares of our capital stock outstanding and entitled to vote as of the record date is required to approve the Exculpation Amendment. Abstentions and broker non-votes will have the effect of a vote against the Exculpation Amendment.

Recommendation of the Board:

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*"
THE APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
TO LIMIT THE LIABILITY OF CERTAIN OFFICERS OF THE COMPANY IN CERTAIN CIRCUMSTANCES
AS PERMITTED BY THE DELAWARE GENERAL CORPORATION LAW.**

PROPOSAL 7

APPROVAL OF AN AMENDMENT TO THE 2018 STOCK OPTION AND INCENTIVE PLAN

The board of directors believes that stock-based incentive awards can play an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee directors and consultants of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. The board of directors believes that providing such persons with a direct stake in the Company assures a closer identification of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

We are requesting that stockholders approve the proposed amendment to the 2018 Plan (the "Plan Amendment") to increase the aggregate number of shares authorized for issuance under the 2018 Plan by 1,700,000 shares, subject to adjustment as provided for in the Amended 2018 Plan. We believe that the proposed share pool increase to the 2018 Plan pursuant to the Plan Amendment is reasonable, appropriate, and in the best interests of our stockholders.

Rationale for Share Increase

The proposed increase in the aggregate number of shares authorized for issuance under the 2018 Plan is critical to our ongoing effort to build stockholder value. Equity incentive awards are an important component of our executive and non-executive employees' compensation and our compensation and talent committee and the board of directors believe that we must continue to offer a competitive equity compensation program in order to attract, retain and motivate the talented and qualified employees necessary for our continued growth and success.

Currently we have a limited number of shares remaining for future issuance under the 2018 Plan, and in our current cash constrained environment, there is a risk associated with not being able to deliver equity compensation for the talent we need to hire and retain in order to compete in the consumer robot market. The technology industry in which we compete for talent typically offers equity compensation as a component of employees' overall compensation package, and in order to effectively attract and retain talent we have built a compensation strategy that includes equity compensation.

We manage our long-term stockholder dilution by limiting the number of equity incentive awards granted annually. The compensation and talent committee carefully monitors our annual net burn rate, total dilution and equity expense in order to maximize stockholder value by granting only the number of equity incentive awards that it believes are necessary and appropriate to attract, reward and retain our employees. Our compensation philosophy reflects broad-based eligibility for equity incentive awards for high performing employees. By doing so, we link the interests of those employees with those of our stockholders and motivate our employees to act as owners of the business.

The proposed increase in the aggregate number of shares authorized for issuance under the 2018 Plan is proportionately larger than prior approved increases due to a greater need for shares to attract and retain talent with a lower baseline stock price. The increases in 2022 and 2024 as a percentage of shares of common stock outstanding were 3.33% and 3.22%, respectively, and the number of shares requested under this proposal represents 5.55%. Our 3-year average gross burn rate of 5.52% and net burn rate of 3.84% are higher than prior years due in part to one-time inducement grants awarded to three new executive officers in 2024. This proposal, if approved, would result in a total overhang of 17.1%, which is aligned with the 55th percentile of our peer group.

Summary of Governance and Material Features of the Amended 2018 Plan

- No evergreen or automatic replenishment feature.
- Minimum vesting of one year required for all equity awards, with limited exceptions.
- Any dividends or dividend equivalents payable with respect to any equity award are subject to the same vesting provisions as the underlying award.
- Any material amendment is subject to approval by our stockholders.
- The term of the 2018 Plan, as amended by the Plan Amendment (the "Amended 2018 Plan"), will expire on May 23, 2028.
- The maximum number of shares of common stock that may be issued under the Amended 2018 Plan is 5,995,000.
- The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights and is permitted.

- Shares tendered or held back for taxes will not be added back to the reserved pool under the Amended 2018 Plan. Upon the exercise of a stock appreciation right that is settled in shares of common stock, the full number of shares underlying the award will be charged to the reserved pool. Additionally, shares we reacquire on the open market will not be added to the reserved pool under the Amended 2018 Plan.
- Stock options and stock appreciation rights may not be repriced in any manner without stockholder approval.
- The value of all awards awarded under the Amended 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year may not exceed $750,000 and no more than 50,000 shares of common stock may be issued pursuant to awards under the Amended 2018 Plan to non-employee directors in any calendar year.

The board of directors and the Company's stockholders previously adopted the iRobot Corporation 2018 Stock Option and Incentive Plan, which was subsequently amended in 2020, 2022 and 2024. On March 18, 2025, the board of directors adopted the Plan Amendment, subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the 2018 Plan by 1,700,000 shares, subject to adjustment as provided for in the Amended 2018 Plan. The Plan Amendment is designed to enhance the flexibility to grant equity awards to our officers, employees, non-employee directors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the board of directors and/or the compensation and talent committee. A copy of the 2018 Plan as amended by the Plan Amendment is attached as Annex E to this Proxy Statement and is incorporated herein by reference.

If this proposal is approved by our stockholders at the annual meeting, the Plan Amendment will become effective on the date of the annual meeting. If stockholders do not approve this proposal, the proposed 1,700,000 additional shares will not become available for issuance under the 2018 Plan and the 2018 Plan will otherwise remain in effect in accordance with its terms. In such event, the board of directors will consider whether to adopt alternative arrangements based on its assessment of our needs.

As of March 13, 2025, there were no outstanding stock options to acquire shares of common stock outstanding under our equity compensation plans. In addition, as of March 13, 2025, there were 1,918,732 unvested full value awards subject to time-based vesting and 775,295 unvested full value awards subject to performance vesting outstanding at target under our equity compensation plans. Other than the foregoing, no awards under our equity compensation plans were outstanding as of March 13, 2025. As of March 13, 2025, there were 529,613 shares of common stock available for awards under our equity compensation plans.

Based solely on the closing price of our common stock as reported by Nasdaq on March 13, 2025 and the maximum number of shares that would have been available for awards as of such date under the Amended 2018 Plan had it been in effect on such date, the maximum aggregate market value of the common stock that could potentially be issued under the Amended 2018 Plan is $18,344,700. The shares of common stock underlying any awards that are forfeited, canceled or otherwise terminated, other than by exercise, under the Amended 2018 Plan or the iRobot Corporation 2015 Stock Option and Incentive Plan (the "2015 Plan") will be added back to the shares of common stock available for issuance under the Amended 2018 Plan. Shares tendered or held back upon exercise of a stock option or settlement of an award under the Amended 2018 Plan to cover the exercise price or tax withholding and (ii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof, will not be added back to the shares of common stock available for issuance under the Amended 2018 Plan. In addition, shares of common stock repurchased on the open market will not be added back to the shares of common stock available for issuance under the Amended 2018 Plan.

Burn Rate

The following table sets forth information regarding historical awards granted and earned during the 2022, 2023 and 2024 fiscal year period, and the corresponding burn rate, which is defined as the number of shares subject to equity-based awards granted in a year divided by the weighted average number of shares of common stock outstanding for that year, for each of the last three fiscal years:

Share Element	2022	2023	2024
Stock Options Granted	—	—	—
Time Based Full-Value Awards Granted	638,554	1,001,090	2,295,146
Performance-Based Full-Value Awards Granted	153,676	—	775,295
Performance-Based Full-Value Awards Vested	—	32,669	7,162
Total Awards Granted	792,230	1,001,090	3,070,441
Weighted average common shares outstanding during fiscal year	27,213,741	27,676,000	30,628,585
Annual Gross Burn Rate	2.91%	3.62%	10.02%
Three-Year Average Gross Burn Rate			5.52%
Time Based Full-Value Awards Forfeited	187,227	212,895	685,530
Performance-Based Full-Value Awards Forfeited	71,616	180,620	132,684
Total Awards Forfeited	258,843	393,515	818,214
Annual Net Burn Rate	1.96%	2.20%	7.35%
Three-Year Average Net Burn Rate			3.84%

The compensation and talent committee determined the size of the increase to the reserved pool under the Plan Amendment based on projected equity awards to anticipated new hires, projected annual equity awards to existing employees and an assessment of the magnitude of increase that our institutional investors and the firms that advise them would likely find acceptable.

Summary of the Amended 2018 Plan

The following description of certain features of the Amended 2018 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2018 Plan, which was filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the SEC on June 7, 2018, and is incorporated herein by reference, the first amendment to the 2018 Plan, which was filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the SEC on June 30, 2020, and is incorporated herein by reference, the second amendment to the 2018 Plan, which was filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the SEC on June 17, 2022, and is incorporated herein by reference, the third amendment to the 2018 Plan, which was filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the SEC on May 28, 2024, and is incorporated herein by reference, and the Plan Amendment, which is attached hereto as Annex E.

Administration. The Amended 2018 Plan will be administered by the compensation and talent committee. The compensation and talent committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Amended 2018 Plan. The compensation and talent committee may delegate to our chief executive officer or another executive officer or a committee comprised of the chief executive officer and another officer or officers of the Company the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Eligibility; *Plan Limits*. All full-time and part-time officers, employees, non-employee directors and consultants are eligible to participate in the Amended 2018 Plan, subject to the discretion of the administrator. As of March 13, 2025, approximately 521 individuals would have been eligible to participate in the Amended 2018 Plan had it been effective on such date, which includes six (6) executive officers, 507 employees who are not executive officers, nine (9) non-employee directors, and 3 consultants. There are certain limits on the number of awards that may be granted under the Amended 2018 Plan. For example, no more than 5,995,000 shares of common stock may be granted in the form of incentive stock options.

Director Compensation Limit. The Amended 2018 Plan provides that the value of all awards awarded under the Amended 2018 Plan and all other cash compensation paid by the Company to any non-employee director in any calendar year shall not exceed $750,000 and no more than 50,000 shares of common stock may be issued pursuant to awards under the Amended 2018 Plan to any non-employee director in any calendar year.

Minimum Vesting Period. The minimum vesting period for each equity award granted under the Amended 2018 Plan must be at least one year, provided (1) that up to 5% of the shares authorized for issuance under the Amended 2018 Plan may be utilized for unrestricted stock awards or other equity awards with a minimum vesting period of less than one year and (2) annual awards to non-employee directors that occur in connection with the Company's annual meeting of stockholders may vest on the date of the Company's next annual meeting of stockholders but in no event shall the vesting period for such awards be less than 50 weeks. In addition, the administrator may grant equity awards that vest within one year (i) if such awards are granted as substitute awards in replacement of other awards (or awards previously granted by an entity being acquired (or assets of which are being acquired)) that were scheduled to vest within one year or (ii) if such awards are being granted in connection with an elective deferral of cash compensation that, absent a deferral election, otherwise would have been paid to the grantee within the one year.

Stock Options. The Amended 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Amended 2018 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and consultants. The option exercise price of each option will be determined by the compensation and talent committee but may not be less than 100% of the fair market value of the common stock on the date of grant. Fair market value for this purpose is the last reported sale price of the shares of common stock on Nasdaq on the date immediately preceding the grant date. The exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the compensation and talent committee and may not exceed ten years from the date of grant. The compensation and talent committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the compensation and talent committee. In general, unless otherwise permitted by the compensation and talent committee, no option granted under the Amended 2018 Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the compensation and talent committee or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee and that are not subject to risk of forfeiture. Subject to applicable law, the exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the compensation and talent committee may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The compensation and talent committee may award stock appreciation rights subject to such conditions and restrictions as the compensation and talent committee may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price will be determined by the compensation and talent committee but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Restricted Stock. The compensation and talent committee may award shares of common stock to participants subject to such conditions and restrictions as the compensation and talent committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified restricted period. During the vesting period, restricted stock awards may be credited with dividends but dividends payable with respect to a restricted stock award shall not be paid unless and until the awards vests.

Restricted Stock Units. The compensation and talent committee may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of cash or shares of common stock subject to such conditions and restrictions as the compensation and talent committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with the Company through a specified vesting period. In the compensation and talent committee's sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant's compliance with the procedures established by the compensation and talent committee and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

Unrestricted Stock Awards. The compensation and talent committee may also grant shares of common stock which are free from any restrictions under the Amended 2018 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. The compensation and talent committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights may be granted as a component of an award of restricted stock units or as a freestanding award. Dividend equivalent rights granted as a component of an award of restricted stock units may be paid only if the restricted stock unit award becomes vested. Dividend equivalent rights may not be granted as a component of a stock option or stock appreciation right award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

Cash-Based Awards. The compensation and talent committee may grant cash bonuses under the Amended 2018 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

Change of Control Provisions. The Amended 2018 Plan provides that upon the effectiveness of a "sale event," as defined in the Amended 2018 Plan, all awards will terminate in connection with a sale event unless they are assumed, substituted, or continued by the successor entity. The Company may make or provide for payment, in cash or in kind, to participants awards equal to the difference between the per share cash consideration and the applicable exercise price (if any), or each participant will be permitted, within a specified period of time prior to the consummation of the sale event, to exercise all outstanding stock options and stock appreciation rights (to the extent then exercisable) held by such participant, but in such case the board of directors shall first accelerate the exercisability of such stock options and stock appreciation rights prior to termination. Unless otherwise determined by our board of directors, any repurchase rights or other rights of the Company that relate to an award will continue to apply to consideration (including cash) that has been substituted, assumed, amended or paid for such award in connection with a sale event.

Adjustments for Stock Dividends, Stock Splits, Etc. The Amended 2018 Plan requires the compensation and talent committee to make appropriate adjustments to the number of shares of common stock that are subject to the Amended 2018 Plan, to certain limits in the Amended 2018 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the Amended 2018 Plan are responsible for the payment of any federal, state or local taxes that the Company is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The compensation and talent may require that tax withholding obligations be satisfied by withholding shares of common stock to be issued pursuant to the exercise or vesting of an award. The compensation and talent committee may also require the Company's or any affiliate's tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or the applicable affiliate in an amount that would satisfy the withholding amount due.

Amendments and Termination. The board of directors may at any time amend or discontinue the Amended 2018 Plan and the compensation and talent committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder's consent. To the extent required under Nasdaq rules, any amendments that materially change the terms of the Amended 2018 Plan will be subject to approval by our stockholders. Amendments shall also be subject to approval by our stockholders if and to the extent determined by the compensation and talent committee to be required by the Code to preserve the qualified status of incentive options.

Effective Date of Plan. The 2018 Plan was originally approved by our board of directors on March 26, 2018, and approved by our stockholders on May 23, 2018, the first amendment to the 2018 Plan was originally approved by our board of directors on March 24, 2020, and approved by our stockholders on May 20, 2020, the second amendment to the 2018 Plan was originally approved by our board of directors on March 30, 2022, and approved by our stockholders on May 27, 2022, and the third amendment to the 2018 Plan was originally approved by our board of directors on March 24, 2024, and approved by our stockholders on May 23, 2024. The Plan Amendment was approved by the board of directors on March 18, 2025. Awards of incentive options may be granted under the Amended 2018 Plan until March 26, 2028. No other awards may be granted under the Amended 2018 Plan after May 23, 2028.

New Plan Benefits

Because the grant of awards under the Amended 2018 Plan is within the discretion of the compensation and talent committee, the Company cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the Amended 2018 Plan. No stock options have ever been granted under the 2018 Plan.

Tax Aspects under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the Amended 2018 Plan. It does not describe all federal tax consequences under the Amended 2018 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Company generally will be entitled to a tax deduction in connection with other awards under the Amended 2018 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, the Company's deduction for awards under the Amended 2018 Plan may be limited to the extent that any "covered employee" (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

Equity Compensation Plan Information

The following table provides information as of December 28, 2024 regarding shares of common stock that may be issued under our equity compensation plans, consisting of the iRobot Corporation 2005 Stock Option and Incentive Plan, as amended, the Evolution Robotics, Inc. 2007 Stock Plan, the 2015 Plan, the 2018 Plan and our 2017 Employee Stock Purchase Plan (the "ESPP"), as well as under inducement awards granted outside of our equity compensation plans pursuant to Nasdaq Listing Rule 5635(c)(4).

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, units and rights (1)	(b) Weighted average exercise price of outstanding options, units and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))(2)
Equity compensation plans approved by security holders	2,948,354	—	691,751
Equity compensation plans not approved by security holders(3)	1,215,500	—	—
Total	4,163,854	—	691,751

(1) Consists of 2,159,012 shares of common stock issuable upon the vesting of RSUs, and 789,342 shares of common stock issuable upon the vesting of PSUs if specified performance metrics are achieved at target levels.

(2) As of December 28, 2024, there were no shares available for grants under the 2005 Stock Option and Incentive Plan, as amended, the Evolution Robotics, Inc. 2007 Stock Plan or the 2015 Plan. As of December 28, 2024, there were 691,751 shares available under the 2018 Plan and 418,027 shares available under the ESPP.

(3) Represents shares of common stock underlying inducement awards granted outside of our equity compensation plans pursuant to Nasdaq Listing Rule 5635(c)(4). Awards granted pursuant to Nasdaq Listing Rule 5635(c)(4) may only be made to individuals not previously employees or directors of the Company (or following such individuals' bona fide period of non-employment) as an inducement material to the individuals' entry into employment with the Company.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL OF THE AMENDMENT TO THE IROBOT CORPORATION 2018 STOCK OPTION AND INCENTIVE PLAN

PROPOSAL 8

NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote on a non-binding, advisory resolution approving the named executive officers' compensation described herein. This proposal, known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their views on our named executive officers' compensation. At our 2023 annual meeting of stockholders, our stockholders voted, on a non-binding, advisory basis, for the Company to hold future say-on-pay votes on an annual basis. In accordance with the advisory vote by our stockholders, we hold a non-binding, advisory vote on the compensation of our named executive officers every year.

This vote is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this Proxy Statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at our annual meeting of stockholders:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis, compensation tables and related narrative discussion."

Before you vote, we recommend that you read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on the Company's executive compensation programs and philosophy.

This vote is advisory, and therefore not binding on the Company, the compensation and talent committee or our board of directors. However, our board of directors and our compensation and talent committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering future compensation decisions for our named executive officers.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of March 3, 2025 by: (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) each director or nominee of the Company; (iii) each named executive officer of the Company; and (iv) all directors, nominees and executive officers of the Company as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
BlackRock, Inc.(3)	2,290,860	7.5%
The Vanguard Group(4)	1,537,034	5.0%
Gary Cohen	2,150	*
Neal Goldman	0	*
Karen Golz	11,268	*
Dr. Ruey-Bin Kao	16,988	*
Michael Loparco	0	*
Eva Manolis	16,696	*
Andrew Miller	17,085	*
Julien Mininberg	0	*
Michelle Stacy	25,440	*
Colin Angle	0	*
Glen Weinstein	15,000	*
Karian Wong(5)	57,916	*
Julie Zeiler(6)	115,412	*
Jeffrey Engel	0	*
Jules Connelly	3,409	*
Tonya Drake(7)	81,581	*
All executive officers, directors and nominees as a group (14 individuals)(8)	189,983	*

*   Represents less than 1% of the outstanding common stock.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the SEC, the number of shares of common stock deemed outstanding includes (i) shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 3, 2025 and (ii) shares issuable pursuant to restricted stock units held by the respective person or group that vest within 60 days of March 3, 2025.

(2)   Applicable percentage of ownership as of March 3, 2025 is based upon 30,628,585 shares of common stock outstanding.

(3)   BlackRock, Inc. has sole voting power with respect to 2,255,077 shares and sole dispositive power with respect to 2,290,860 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. This information has been obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on November 8, 2024.

(4)   The Vanguard Group has shared voting power with respect to 12,869 shares, sole dispositive power with respect to 1,510,550 shares, and shared dispositive power with respect to 26,484 shares. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. This information has been obtained from a Schedule 13G/A filed by The Vanguard Group with the SEC on July 10, 2024.

(5)   Includes 34,364 shares issuable upon vesting of restricted stock units.

(6)   Includes 75,158 shares issuable upon vesting of restricted stock units.

(7)   Includes 69,393 shares issuable upon vesting of restricted stock units.

(8)   Includes 38,857 shares issuable upon vesting of restricted stock units.

ADDITIONAL INFORMATION

Other Matters

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Company stockholders may be "householding" our proxy materials. A single Notice or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or the Company that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or other proxy materials, you may (1) notify your broker, (2) direct your written request to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary or (3) contact our Investor Relations department by telephone at (781) 430-3003. Stockholders who currently receive multiple copies of the Notice or other proxy materials at their address and would like to request "householding" of their communications should contact their broker. In addition, the Company will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and Proxy Statement to a stockholder at a shared address to which a single copy of the documents was delivered.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the Proxy Statement to be furnished to all stockholders entitled to vote at our 2026 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the SEC, must be received at the Company's principal executive offices not later than December 1, 2025. Stockholders who meet the applicable eligibility requirements under the proxy access provision of our by-laws and wish to include nominees for our board of directors in the Company's Proxy Statement for the 2026 annual meeting, or stockholders who wish to make a proposal at the 2026 annual meeting (other than a proposal made pursuant to Rule 14a-8 or pursuant to the proxy access provision of our by-laws), must in each case notify us between January 16, 2026 and February 15, 2026. If a stockholder who wishes to present a proposal fails to notify us by February 15, 2026 and such proposal is brought before the 2026 annual meeting, then under the SEC's proxy rules, the proxies solicited by management with respect to the 2026 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 17, 2026. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary. We also encourage you to submit any such proposals via email to legal@irobot.com.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such persons are required by regulations of the SEC to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 28, 2024, except for the following: one delinquent Form 4 filed by each of Karian Wong, Faris Habbaba, Tonya Drake, Russell Campanello, Julie Zeiler, Jean Jacques Blanc, Colin Angle and Glen Weinstein on March 8, 2024 relating to the vesting of performance share units on February 21, 2024.

EXPENSES AND SOLICITATION

The Company will pay all costs of soliciting these proxies. In addition, some of our officers and employees may solicit proxies by telephone or in person. We will reimburse brokers for the expenses they incur in forwarding the proxy materials to you. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

TOTAL STOCKHOLDER RETURN

     The graph below matches the cumulative 5-year total return of holders of iRobot Corporation's common stock with the cumulative total returns of: (i) the NASDAQ Composite index, (ii) a customized peer group of 15 companies that includes: 3D Systems Corp, Alarm.com Holdings Inc, Corsair Gaming, Inc., Dolby Laboratories Inc, Faro Technologies Inc, Garmin Ltd, GoPro Inc, Logitech International S.A., Netgear Inc, Novanta Inc, Roku Inc, Sonos Inc, Trimble Inc, Universal Electronics Inc. and Vizio Holding Corp. (the "2023 Peer Group"), and (iii) a customized peer group of 14 companies that includes: 3D Systems Corp, Alarm.com Holdings Inc, Corsair Gaming, Inc., Dolby Laboratories Inc, Faro Technologies Inc, Garmin Ltd, GoPro Inc, Logitech International S.A., Netgear Inc, Novanta Inc, Roku Inc, Sonos Inc, Trimble Inc, and Universal Electronics Inc. (the "2024 Peer Group"). The graph assumes that the value of the investment in our common stock, in the NASDAQ Composite index, and in each peer group (including reinvestment of dividends) was $100 on 12/31/2019 and tracks it through 12/31/2024.




COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among iRobot Corporation, the NASDAQ Composite Index,
2023 Peer Group and 2024 Peer Group

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/19	12/20	12/21	12/22	12/23	12/24
iRobot Corporation	100.00	158.58	130.12	95.06	76.44	15.31
Nasdaq Composite	100.00	144.92	177.06	119.45	172.77	223.87
2023 Peer Group	100.00	176.01	173.33	93.83	126.03	152.41
2024 Peer Group	100.00	174.43	167.18	90.80	123.30	141.02

PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION
The following are proposed changes to our amended and restated certificate of incorporation as described in Proposal 3.
****

ANNEX A
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
iROBOT CORPORATION

iRobot Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

1.   Pursuant to Section 242 of the DGCL, this Certificate of Amendment to Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate").

2.   This Amendment has been approved and duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.   The Certificate is hereby amended as follows:

A.   In Article VI, Section 5, the phrase "holders of 75% or more" is hereby deleted and replaced with the word "majority".

B.   Article VIII, Section 2 is hereby amended and restated in its entirety to read as set forth below:

"Amendment by Stockholders. The By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose as provided in the By-laws, by the affirmative vote of the majority of the votes cast by the stockholders entitled to vote on such amendment or repeal, voting together as a single class (with "abstentions", "broker non-votes" and "withheld" votes not counted as a vote either "for" or "against" such amendment or repeal)."

C.   Article IX is hereby amended and restated in its entirety to read as set forth below:

"AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of voting stock is required to amend or repeal any provision of this Certificate, and in addition to any other vote of holders of voting stock that is required by this Certificate or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose."

***

PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION
The following are proposed changes to our amended and restated certificate of incorporation as described in Proposal 4.
****
ANNEX B
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
iROBOT CORPORATION

iRobot Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

1.	Pursuant to Section 242 of the DGCL, this Certificate of Amendment to Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate").

2.	This Amendment has been approved and duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.	The Certificate is hereby amended as follows:

Article VI, Sections 3, 4 and 5 are hereby amended and restated in their entirety to read as set forth below:

"3. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors.

Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, at the annual meeting of stockholders of the Corporation that is held in calendar year 2026 and at each annual meeting of stockholders of the Corporation thereafter, all Directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders of the Corporation. Notwithstanding the foregoing, Directors shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable thereto.

4. Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for a term expiring at the next annual meeting of stockholders of the Corporation held after such appointment and until such Director's successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5. Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such stock have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office without cause by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of Directors. At least forty-five (45) days prior to any meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal shall be sent to the Director whose removal will be considered at the meeting."

***

PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION

The following are proposed changes to our amended and restated certificate of incorporation as described in Proposal 5.

****

ANNEX C
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
iROBOT CORPORATION

iRobot Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

1.   Pursuant to Section 242 of the DGCL, this Certificate of Amendment to Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate").

2.   This Amendment has been approved and duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.   The Certificate is hereby amended as follows:

Article V, Section 2 is hereby amended and restated in its entirety to read as set forth below:

"2. Special Meetings. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation."

***

***

PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION
The following are proposed changes to our amended and restated certificate of incorporation as described in Proposal 6.
****

ANNEX D
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
iROBOT CORPORATION

iRobot Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

1. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate").

2. This Amendment has been approved and duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3. The Certificate is hereby amended as follows:
   A new Article X is hereby added immediately following Article IX to read as set forth below:

"ARTICLE X

LIMITATION OF OFFICER LIABILITY

To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this ARTICLE X, "Officer" shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

Any amendment, repeal or modification of this ARTICLE X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification."

***

PROPOSED AMENDMENTS TO THE 2018 PLAN
The following are proposed changes to the 2018 Plan as described in Proposal 7.
****

ANNEX E
FOURTH AMENDMENT
TO THE
IROBOT CORPORATION
2018 STOCK OPTION AND INCENTIVE PLAN

WHEREAS, iRobot Corporation (the "Company") maintains the iRobot Corporation 2018 Stock Option and Incentive Plan (the "Plan"), which was previously adopted by the Board of Directors on March 26, 2018 and approved by the stockholders of the Company on May 23, 2018;

WHEREAS, the Plan was amended effective May 20, 2020, May 27, 2022 and May 23, 2024 to increase the number of shares reserved under the Plan;

WHEREAS, the Board of Directors of the Company believes that the number of shares of common stock of the Company ("Common Stock") remaining available for issuance under the Plan, as amended, has become insufficient for the Company's anticipated future needs under the Plan;

WHEREAS, Section 16 of the Plan provides that the Board of Directors of the Company may amend the Plan at any time, subject to certain conditions set forth therein; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Plan, subject to stockholder approval, to increase both the aggregate number of shares of Common Stock available for issuance under the Plan, and the number of shares that may be issued in the form of Incentive Stock Options (as defined in the Plan) from 4,295,000 shares to 5,995,000 shares.

NOW, THEREFORE:

1.   Increase in Shares. Section 3(a) of the Plan is hereby amended by deleting it in its entirety and replacing it with the following:

"The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 5,995,000 shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan or the Company's 2015 Stock Option and Incentive Plan that are forfeited, canceled or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Notwithstanding the foregoing, the following shares shall not be added to the shares authorized for grant under the Plan: (i) shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, and (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that no more than 5,995,000 shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company."

2.   Effective Date of Amendment. This Amendment to the Plan shall become effective upon the date that it is approved by the Company's stockholders in accordance with applicable laws and regulations.

3.   Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 001-36414

iROBOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0259335**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

8 Crosby Drive
Bedford, MA 01730
(Address of principal executive offices, including zip code)

(781) 430-3000
(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	IRBT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $271.3 million based on the last reported sale of the Common Stock on The Nasdaq Global Select Market on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 28, 2025, there were 30,628,585 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 28, 2024. Portions of such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

iROBOT CORPORATION

ANNUAL REPORT ON FORM 10-K

Year Ended December 28, 2024

TABLE OF CONTENTS

PART I

ITEM 1.   *BUSINESS*

 This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the "safe harbor" created by those sections. All statements other than statements contained in this Annual Report on Form 10-K, that are not historical facts, including, but not limited to, statements concerning our future results of operations and financial position, business strategy, plans and objectives of management for future operations, new product sales, plans for product development and offerings, launches and manufacturing, ability to address consumer needs, the expansion of our addressable market, factors for differentiation of our products, our consumer robots, our competition, our strategy, our market position, market acceptance of our products, revenue recognition, our profits, growth of our revenues, composition of our revenues, our cost of revenues, units shipped, average selling prices, the impact of tariffs and our ability to reduce exposure to tariffs, operating expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, and compensation costs, our credit and letter of credit facilities, seasonal factors, efforts to refine value proposition and related results, efforts to mitigate supply chain challenges, plans for the production of robots, strategic alliances, product integration plans, liquidity and the impact of cost-control measures and cost savings related to such activities, our ability to continue as a going concern, the strategic review process initiated by our board of directors, and implementation of our operational restructuring plan constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms and negative forms of such terms. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider these risks and uncertainties discussed in greater detail under the heading "Risk Factors" in this Annual Report on Form 10-K and we urge you to consider the risks and uncertainties in evaluating our forward-looking statements. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K, except as required by law. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

 iRobot and its stylized logo, Roomba, Roomba Combo, Clean Base, iRobot OS, iRobot Genius Home Intelligence, NorthStar, Create, Clean Map, iAdapt, Home Base, Looj, Braava, Braava jet, AeroForce, AllergenLock, Better Together, PerfectEdge, P.O.O.P. Pet Owner Official Promise, Corners. Edges. And the Details in Between., Imprint, Mirra, Terra, vSLAM and Virtual Wall are trademarks of iRobot Corporation (together with its subsidiaries, "iRobot", the "Company", "we", "us" or "our").

Overview

 iRobot is a leading global consumer robot company that designs and builds robots that empower people to do more. With over 30 years of artificial intelligence ("AI") and advanced robotics experience, we are focused on building thoughtful robots and developing intelligent home innovations that help make life better for millions of people around the world. iRobot's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation. Leveraging this portfolio, we plan to add new capabilities and expand our offerings to help consumers make their homes easier to maintain, more efficient, more secure and healthier places to live.

 Since our founding in 1990, we have developed the expertise necessary to design, build, sell and support durable, high-performance robots through the close integration of software, electronics and hardware. Following the introduction of the Roomba robotic vacuum cleaner ("RVC") in 2002, we have sold over 50 million consumer robots worldwide to become a global, market-leading consumer robotics innovator with a strong presence in a number of major geographic regions worldwide. In recent years, we have seen increased competition with new product offerings in the robotic floorcare segment and have conceded some market share. We believe our iRobot Elevate strategy introduced during fiscal 2024 will help facilitate the turnaround of our Company.

 In 2024, iRobot began a journey of transformation designed to rebuild our Company both financially and strategically. We initiated, and largely completed, an operational restructuring plan designed to more closely align our cost structure with near-term revenue expectations with the goal of improved profitability. Leveraging a new asset-light model, we began to streamline our supply chain to set us up for speed and scale, while relying on our partners and contract manufacturers to provide non-core engineering functions. We launched iRobot Labs where all innovation and development of our IP will reside with the expectation of optimizing our research and development organization to focus on key innovations and critical consumer needs throughout the home and beyond. We have continued to innovate across several core technology areas including robotic vacuums, robotic mops, robotic lawn mowers, general robotic software including AI and vision-enabled technologies and mobile applications for robotic floor cleaners. We anticipate our extensive patent portfolio will enable us to accelerate the time to market, while also reducing the costs, time and other risks associated with product development. These capabilities are amplified by our proprietary robot, cloud and application infrastructure ("iRobot OS"). iRobot OS provides consumers with greater control over where, when and how our robots work, simple integration with other smart home devices, thoughtful recommendations to further enhance the cleaning experience, and provide control to improve overall cleaning performance. We believe that our expertise in robot design, engineering, and smart home technologies along with our targeted focus on understanding and addressing consumer needs, positions us well to capitalize on a wider range of robotic and smart home categories over time.

2024 Financial Performance

Our total revenue for fiscal 2024 was $681.8 million, declining 23.4% from revenue of $890.6 million in fiscal 2023. Geographically, domestic revenue declined by $95.8 million, or 22.4%, and international revenue declined by $112.9 million, or 24.4%. Continuing from 2023, our revenue performance was impacted by lower orders from retailers and distributors due in part to a decline in consumer sentiment and resultant spending. Our 2024 performance was also impacted by incremental promotional spending to stimulate sell-through during the holiday season prior to our 2025 new product launches. The overall market conditions continued to be challenging, and we saw aggressive competition in EMEA, Japan and the U.S. throughout fiscal 2024. In recent years, with increased competition in the floorcare segment, we have conceded some market share to the competitive entrants. Customer focused innovation, however, continues to be an opportunity to expand the RVC market segment. During 2024, we saw overall segment market growth in EMEA driven by the introduction and growing adoption of robotic floorcare products with multi-functional docks which can wash, dry and heat the mop pad allowing autonomy of cleaning over a longer period of time. We expect to more fully participate in the robotic floorcare with multi-functional docks market segment with our renewed emphasis on consumer-focused innovation under our Elevate Strategy and expected 2025 product launches. On March 11, 2025, we announced the launch of a suite of new floor cleaning robots featuring elevated, premium design, improved technology, advanced features and an upgraded Roomba Home app. We are leveraging our brand and recently launched products with better design and more competitive features to improve our competitiveness in multiple price segments. Revenue from mid-tier robots (with an MSRP between $300 and $499) and premium robots (with an MSRP of $500 or more) represented 80% of our total robot sales during fiscal 2024 versus 83% during fiscal 2023.

In fiscal 2024, we focused on managing our cash and executing on our near-term robotic floorcare roadmaps. We announced an operational restructuring plan that was designed to more closely align our cost structure with near-term revenue expectations with the goal of improved profitability. During fiscal 2024, we initiated an overall workforce reduction of approximately 440 employees, which represented 40% of our global workforce as of December 30, 2023. We ended fiscal 2024 with 541 employees versus 1,113 employees at the end of fiscal 2023. In addition to the reduction of our headcount, we exited several smaller offices during fiscal 2024 and signed an additional sublease agreement during fiscal 2024 to sublease a portion of our headquarters. During fiscal 2024, we also scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and engaged in minimal new hiring. These actions contributed to a total reduction of $126.4 million in operating expenses for fiscal 2024 as compared to the prior fiscal year, which excludes the one-time benefits of $75.2 million related to the Parent Termination Fee and $13.5 million related to an intellectual property litigation settlement ("Litigation Settlement"). During fiscal 2024, we continued to carefully manage our inventory to a level that aligns with current run rates and seasonality of the business.

Strategy & 2024 Highlights

During fiscal 2024, we introduced a five-point turnaround strategy we call iRobot Elevate. Our strategy has important near-term and long-term elements, each designed to drive sustainable, profitable growth. iRobot Elevate encompasses five key elements:

- Financial: reducing operating losses, improving gross margins and reducing cash outflows;

- Consumer/brand: strengthening our brand by refocusing on consumer insights;

- Innovation: bringing innovation to the market quicker by launching a revitalized product roadmap in fiscal 2025 and iterating more rapidly in 2026 and beyond;

- Cost optimization: focusing on cost control and optimization by improving gross margins and reinvesting in our growth drivers; and

- Talent: focusing on developing and retaining our talent and culture.

In the near-term, we are focused on stabilizing our Company following the termination of the Merger with Amazon. Early in 2024, we implemented an operational restructuring plan to more closely align our cost structure with near-term revenue expectations with the goal of improved profitability, including through the following financial and strategic initiatives:

- achieving gross margin improvements through the execution of agreements with joint design and contract manufacturing partners on more beneficial terms that provide significant reductions in cost of goods sold;

- reducing research and development expense through increased offshoring of non-core engineering functions to lower-cost regions;

- centralizing global marketing activities and consolidating agency expenditures to reduce sales and marketing expenses while seeking efficiencies in demand generation activities to drive sales more cost effectively;

- evaluating and streamlining our global entity structure to eliminate unnecessary real estate expenditures, legal entity costs, and find efficiencies in operations; and

- focusing our product roadmap on core value drivers within robotic floorcare.

We believe that a continued focus on innovation is necessary to maintain leadership in the robotic floorcare category. We typically deliver new, high-value functionality and features in our newest products. We also focus on cost-optimizing our innovations in ways that extend those capabilities across our portfolio. In addition to continuing to advance beautifully designed, high-performance hardware platforms, our investments in research and development also support ongoing advances in iRobot OS by leveraging our AI and home understanding. We believe that software intelligence will be increasingly critical for differentiating our floorcare robots and other home innovations. Customer demand for more 2-in-1 robotic cleaners with multi-function docks continues to grow, and during 2024, we delivered several important new innovations centered around 2-in-1 robotic cleaners, including: (i) launching multiple upgrades to iRobot OS, delivering new features and digital experiences; and (ii) throughout 2024, we introduced multiple new product offerings, including the Roomba Vac Essential robot, Roomba Combo Essential robot, Roomba Vac 2 Essential robot + AutoEmpty dock, Roomba Combo 2 Essential robot + AutoEmpty dock and the flagship Roomba Combo 10 Max robot + AutoWash dock. In March 2025, we announced the launch of our 2025 product lineup, including Roomba 105 Vac Robot series featuring increased suction power, Roomba 205 DustCompactor Vac Robot and Roomba 205 DustCompactor Combo Robot with industry leading DustCompactor innovation. We will also enhance our lineup of robots with multi-function docks including the Roomba Plus 405 Combo Robot + AutoWash Dock that asserts intense suction, deep scrubbing and a maintenance-free dock, and Roomba Plus 505 Combo Robot + AutoWash Dock, featuring PerfectEdge technology to get deep into corners and a hands-free, multi-function dock that automatically empties debris, washes and heat-dries mop pads and self-cleans when finished.

In addition to our commitment to driving innovation in robotic floorcare, our strategy focuses key resources at the Company on providing the best possible user experience with our products and that they use our products consistently. We believe that a highly satisfied iRobot customer is more likely to recommend our products to others and purchase more products and accessories directly from us over the course of their ownership. Accordingly, we plan to invest in features and functionality aimed at elevating the iRobot experience as well as in our customer care organization. We will continue to take steps to further enhance our customer care capabilities and will continue to focus on improving our customer satisfaction.

In the longer-term, we believe that our focus on innovation – including developing and protecting key robotic technologies and maintaining key talent in robotics – will allow the development over time of new products not only within robotic floorcare but also in other robotic categories.

Recent Developments

On March 11, 2025, we entered into Amendment No. 1 to our credit agreement (the "Credit Agreement") with TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent (the "Agent") and the lenders party thereto (the "Lenders"). Pursuant to Amendment No. 1, the Lenders waived, until May 6, 2025 (the "Amendment Period"), our covenant obligations to (1) provide a report and opinion of our auditor with respect to our annual consolidated financial statements for fiscal year 2024 without an exception regarding our ability to continue as a going concern (the "Going Concern Covenant") and (2) maintain a minimum level of core assets (the "Minimum Core Assets Covenant" and, together with the Going Concern Covenant, the "Specified Covenants"). No event of default will occur under the Credit Agreement as a result of failure to comply with the Specified Covenants during the Amendment Period; however, we are still obligated to comply with the Specified Covenants after the end of the Amendment Period and if we do not, unless the Lenders further extend such waiver by the end of the Amendment Period, an event of default will occur. As of the date of filing of this Annual Report on Form 10-K, we are in compliance with the Minimum Core Assets Covenant. In connection with Amendment No. 1, we returned to a controlled account for the benefit of the Agent and the Lenders the $40.0 million that we elected to withdraw from such controlled account during the third quarter of 2024 for the purchase of inventory, and the Agent deferred payment of the related $4.0 million use fee until the end of the Amendment Period. Amendment No. 1 also requires us to provide more frequent supplemental financial reporting to the Agent. Fees payable by us to the Lenders in connection with Amendment No. 1 include (1) $3.6 million (representing 2.0% of the aggregate principal amount of term loans outstanding), which will be paid in kind via an increase of the outstanding principal amount of the Term Loan and (2) issuing to the Lenders on the date of Amendment No. 1 warrants to purchase an aggregate of 1,840,503 shares of our common stock (equal to six percent of our outstanding common stock as of March 10, 2025), with an exercise price of $0.01 per share.

On March 12, 2025, we announced that our board of directors has initiated a formal strategic review to evaluate a broad range of alternatives, including, but not limited to, exploring a potential sale or strategic transaction and refinancing our debt. At this time, we cannot predict the impact that such any such strategic alternative might have on our business, operations or financial condition.

Termination of Merger Agreement

As previously disclosed, on August 4, 2022, we entered into an Agreement and Plan of Merger (the "Original Merger Agreement") with Amazon.com, Inc., a Delaware corporation ("Parent" or "Amazon"), and Martin Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Amazon ("Merger Sub"), providing for, among other things, the merger of Merger Sub with and into iRobot, iRobot surviving the merger as a wholly owned subsidiary of Parent (the "Merger", and, together with the other transactions contemplated by the Merger Agreement (as defined below), the "Transactions"). On July 24, 2023, we, Amazon and Merger Sub entered into an amendment to the Original Merger Agreement (the "Amendment", and the Original Merger Agreement, as amended and supplemented by the Amendment, the "Merger Agreement"). The Amendment adjusted the merger consideration to reflect the incurrence of the Term Loan.

On January 28, 2024, we and Amazon mutually agreed to terminate the Merger Agreement and entered into a mutual termination agreement effective as of such date (the "Termination Agreement"). The termination of the Merger Agreement was approved by our Board of Directors. In accordance with the terms of the Termination Agreement, Amazon made a cash payment to us in the previously agreed amount of $94.0 million (the "Parent Termination Fee") on January 29, 2024. During the first quarter of fiscal 2024, as a result of the termination of the Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon, we made a payment of $18.8 million for professional fees incurred in connection with the Transactions. In accordance with the terms of the Credit Agreement, we applied $35.0 million to repay a portion of the Term Loan. The remaining $40.0 million of the Parent Termination Fee was set aside as restricted cash to be used for future repayments of the Term Loan subject to our limited rights to utilize such amounts for the purchase of inventory. The Parent Termination Fee received net of professional fees paid was $75.2 million and was recorded during the first quarter of fiscal 2024 as a benefit in operating expense, which is classified in general and administrative expenses on the consolidated statements of operations.

Technology

Since the Roomba introduction in 2002, we have continuously pursued innovation and introduced a wide range of powerful features and functionality that have been favorably received by customers, helped extend our consumer robot technology and category leadership, and have further expanded our product portfolio. Over the past several years, we have focused on research and development initiatives that elevate the iRobot experience by combining beautifully designed, high-performance hardware with thoughtful intelligence. Leveraging our AI and home understanding will be increasingly critical for differentiating our floorcare robots and other home innovations. We believe that this approach enables us to advance overall cleaning efficacy and performance, increase autonomy of our products, and enable personalized control over how, when and where our robots clean. By leveraging our robust connectivity and cloud infrastructure through Amazon Web Services and the processing power in our robots, we have built a Home Knowledge Cloud that can quickly and cost-effectively support over-the-air delivery of new digital features and enhanced functionality for customers globally. This infrastructure also allows us to collect valuable performance data that helps us identify and remedy product performance issues, improve the effectiveness of our support teams, and inform our short-term and long-term product roadmaps.

Products and Services

We sell various products designed to empower people to do more in and around their homes. We believe our home floor cleaning robots and multi-function docks deliver compelling and unique value to customers by providing a better way to clean that frees people from repetitive, time consuming home cleaning tasks. To ensure the continued adoption of our robots, we plan to continue to invest in the digital, data and physical products necessary to further improve the robots' cleaning efficacy, deliver the requisite intelligence to successfully complete missions without requiring user intervention, and offer personalized control over cleaning so that the robots fit seamlessly into the lifestyle of their owners.

Our products and services consist of the following offerings:

- *Roomba Combo + multi-function docks* – In 2024, we introduced Roomba Combo 10 Max robot + AutoWash Dock, our first robotic floorcare project with a multi-function dock. The Roomba Combo 10 Max robot + AutoWash Dock is an advanced robot vacuum and mop that brings independent cleaning to a new level. The robot is engineered to powerfully vacuum and mop multiple floor types while the dock automatically refills and recharges the robot, washes and dries the mopping pad, empties debris and self-cleans. In March 2025, we announced the launch of Roomba Plus 405 Combo Robot + AutoWash Dock that asserts intense suction, deep scrubbing and a maintenance-free dock, and Roomba Plus 505 Combo Robot + AutoWash Dock, featuring PerfectEdge technology to get deep into corners and a hands-free, multi-function dock that automatically empties debris, washes and heat-dries mop pads and self-cleans when finished.

- *Roomba Combo* – The Roomba Combo was first introduced in late 2022 and performs both mopping and vacuuming. During 2022, we launched Roomba Combo j7+. In 2023, we introduced Roomba Combo i5+, Roomba Combo j5+, Roomba j9+ and Roomba Combo j9+, and we also introduced thoughtful iRobot OS features Dirt Detective and SmartScrub. In 2024, we introduced Roomba Combo Essential robot, Roomba Combo 2 Essential robot + AutoEmpty dock. The Roomba Combo Essential robots replace Roomba 600 series with an added mopping function, more suction power, longer battery life and intelligent iRobot OS automations. These robots make the 2-in-1 cleaning experience more accessible to customers given the lower price point. In March 2025, we announced the launch of Roomba 205 DustCompactor Combo Robot with industry leading DustCompactor innovation.

- *Roomba* – We currently offer multiple Roomba floor vacuuming robots at various price points based upon features and performance characteristics. Our WiFi-connected Roomba robots are powered by iRobot OS, which leverages our considerable expertise and ongoing investment in AI, home understanding and machine vision technologies to provide consumers with greater control over our products, simple integration with other smart home devices, recommendations to further enhance the cleaning experience and the ability to share and transfer home knowledge across multiple robots. During 2024, we introduced the Roomba Vac Essential robot and the Roomba Vac 2 Essential robot + AutoEmpty dock. In March 2025, we announced the launch of Roomba 105 Vac Robot series featuring increased suction power, and Roomba 205 DustCompactor Vac Robot with industry leading DustCompactor innovation.

- *Accessories* - To help ensure that our robots perform optimally, we also sell accessories and consumables, including the Clean Base Automatic Dirt Disposal system, replacement dirt disposal bags, mop pads, floor cleaning solution, filters, brushes and other replacement parts.

- *Services* – We offer extended service plans for our floorcare robots, including an option to cover accidental damage in the U.S.

Sales and Distribution Channels

We sell our robotic floorcare products through distributor and retail sales channels, as well as the online store on our website and through our Roomba Home App. For fiscal 2024, 2023 and 2022, sales to non-U.S. customers accounted for 51.2%, 51.9%, and 48.0% of total revenue, respectively. For fiscal 2024, 2023 and 2022, we generated 22.2%, 24.0% and 22.6% of total revenue, respectively, from one of our retailers.

In the United States, Canada, Japan, France and Spain, we sell our consumer products through a network of retailers. To support these retailers, we maintain in-house sales, marketing and product management teams. Certain markets like Germany, Italy, Poland, Latin America and certain countries in Asia are managed by distributors to whom we sell our products directly. These distribution partners resell to retail stores in their respective countries. We support these partners with a dedicated international sales and marketing team.

Our retail and distributor networks are our primary distribution channels for our products. Complementing our retail and distributor networks is a growing direct-to-consumer sales channel. To support the growing direct-to-consumer sales channel, we have a dedicated digital and marketing team who focus on engaging prospects and customers to increase brand awareness, educate them about our robots and help them choose the best one for their application, enable easy purchasing, help owners through post-purchase onboarding, help them find and buy accessories and continue to get the most out of their robots through its lifetime. For fiscal 2024, 2023 and 2022, direct sales to consumers accounted for 24.6%, 20.4% and 16.4% of total revenue, respectively.

Customer Service and Support

We also provide ongoing customer service and support. Consumer customer service representatives, the majority of whom are employees of outsourced service organizations or our distribution partners, are extensively trained in the technical intricacies of our products. Our support activities are focused on helping customers enjoy our products and optimize their performance by resolving technical issues or repairing our products. With Wi-Fi connectivity implemented across all of our floor cleaning robots, we can provide customer support directly via the Roomba Home App, and our customer service representatives can use video chat tools and access robot performance information remotely to identify relevant issues and behaviors to more efficiently and effectively troubleshoot and address customer questions and concerns. In addition, this connectivity enables us to provide direct marketing material and deliver new features and enhanced functionality to robots in the field.

Due to the modular nature of our products, our support teams are often able to help customers remediate issues themselves, augmented by iRobot-certified technicians who perform repairs if a timely resolution cannot be achieved. In our effort to provide highly responsive support, customers use a variety of channels to contact our customer care teams, spanning our websites, email, social media and telephone, which now includes a convenient call back feature to help reduce wait times.

Marketing and Brand

We market our consumer robots to end-user customers through our extensive network of retail partners with the support of our sales and marketing teams as well as in collaborations with in-country distributors. In addition, we sell directly to consumers through our e-commerce channels around the world and continually improve the buying experience on our website and Home App. For consumers seeking information about our products, the iRobot website showcases our brand, allows consumers to learn more about our products, including the latest product innovations, and enables direct-to-consumer sales. The website also plays an important after-sales role for owners seeking spare parts and accessories, as well as for trouble-shooting possible issues and contacting customer support.

Our marketing strategy is to drive consumer awareness of and interest in iRobot's product portfolio and convert this interest into sales via our retail and direct-to-consumer channels. Our sales and marketing expenses represented 20.4%, 22.4% and 24.5% of our total revenue in fiscal 2024, 2023 and 2022, respectively.

Marketing highlights in 2024 included the launches of five robots as described above. We also introduced a camera-based dirt detect system, which was layered into the launch of the Roomba Combo 10 Max robot + AutoWash dock. Enhanced camera recognition pinpoints dirt ahead up to eight times more often and automatically enables Dirt Detect technology to repeat cleaning passes for a more thorough clean. With the announcement of our 2025 product launches in March 2025, we also launched a comprehensive marketing campaign featuring new advertising and a new tag line to be featured in television, on digital streaming platforms and across social media. New packaging is also part of the campaign, ensuring that product features are prominently placed to identify a robot's primary capabilities.

Related to these specific initiatives, we have continued to fund critical marketing, advertising and public relations efforts to build demand generation in ways that amplify the iRobot and applicable product brands, generate consumer interest in our products and perpetuate customer word-of-mouth, to encourage repeat purchases by existing customers and inspire new customers to buy our products. Since we anticipate that market conditions will remain challenging into 2025, we plan to carefully align working media and other demand-generation activities.

Manufacturing

Our core competencies are the technological innovation, development and marketing of robots. Our manufacturing strategy is to outsource non-core competencies, such as the final design, supply chain management, and production of our robots, to third-party entities that are skilled in hardware design, software development, and manufacturing. By relying on the outsourced manufacture of our robots, we can focus our engineering expertise on the innovation of robots and associated technologies.

Manufacturing a new product requires a close relationship between our product management teams, innovation leads, designers, our operations teams and the contract manufacturer. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields. Once a new product has been introduced, we focus on executing a multi-year plan to improve its profitability through a combination of higher production volume and cost-optimization initiatives. To help us efficiently and effectively fulfill orders from retailers and consumers around the globe, we work closely with third-party logistics and distribution partners as well as a range of oceanic and air freight transportation providers.

Under our agreements with our contract manufacturers, the manufacturers supply us with specified quantities of products that align with demand forecasts that we establish based upon historical trends, holiday events, and demand shaping techniques from our sales and product management functions. As a result, we believe we are well positioned to optimize production levels across contract manufacturers and geographies, meet demand for peak seasons and respond quickly to ever-changing market conditions. We outsource the manufacturing of our consumer products to multiple contract manufacturers with plants in Southern China, Vietnam and Malaysia. In recent years, we have increasingly depended on third-party contract manufacturers to produce our products. In 2025, we will primarily depend on a single development partner, Shenzhen 3irobotix Co., Ltd. d/b/a Picea, who oversees with multiple contract manufacturing locations, located in China and Vietnam, to manufacture our products. We believe that we have taken steps to diversify our manufacturing so that overall volumes are relatively well balanced across our multiple contract manufacturing locations in multiple geographies. For more information, please see the risk factor entitled *"We have transitioned primarily to a single contract manufacturer, and our reputation and results of operations would be harmed if the contract manufacturer fails to meet our requirements"* in Item 1A - Risk Factors.

During 2024, we continued to make progress to address the supply chain challenges that impacted our business in prior years. More specifically, to further leverage our production volumes, we consolidated production lines, where appropriate, to drive cost efficiencies in manufacturing and transportation. In addition, we carefully managed transportation costs, reworked existing inventory and worked closely with our account teams and retailers to manage inventory levels. We also continued our efforts to scale manufacturing capacity in Vietnam and optimize production among our contract manufacturers in China and

Malaysia. We believe that production in Vietnam has helped us reduce our prospective exposure to current U.S. tariffs which are expected to be increased with the new Presidential Administration resulting from the 2024 election and will help mitigate the geopolitical risks associated with concentrating production solely in China. We plan on manufacturing only a limited number of accessories in China that are U.S. bound, and no robots. Over time, we anticipate relocating the manufacture of these remaining accessories outside of China. We also expect to further rely on our contract manufacturers' mature supply chain and their expertise in design-for-manufacturing and flexibility in components. We plan to take advantage of opportunities to source nearly complete robot and adjacent product designs from third parties.

Research and Development

Our research and development team develops new software and hardware products, as well as improves and enhances our existing software to address customer demands and emerging trends. We believe that our future success depends upon our ability to identify consumer insights and continue to develop new products and product accessories, and enhance and develop new applications for our existing products. For fiscal 2024, 2023 and 2022, our research and development expenses were $93.3 million, $143.5 million and $165.2 million, or 13.7%, 16.1% and 14.0% of revenue, respectively. During 2024, as part of our iRobot Elevate strategy, we began to move our non-core engineering functions to lower cost regions. Innovation and development of our intellectual property will reside in our iRobot Labs innovation center at our headquarters. We have continued to build and strengthen our R&D presence in China. As we look beyond 2024, we will focus our product roadmap on value drivers in our core category and potentially other consumer robotic and floorcare products. We will continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products in the floorcare category and possibly other categories. We plan to continue to invest in software intelligence, higher-value robotics, computer vision, machine learning and complex mechanical design to improve the core functionality of our robots.

Our research and development is conducted by teams dedicated to particular projects, which are located at our headquarters in Bedford, Massachusetts and at our offices in China.

Competition

The market for robots, including floor cleaning robots, is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations, with an increasing number of competitor companies and products. As the performance, functionality and features of our floor cleaning robots have advanced, we believe that consumers are increasingly willing to consider our products as replacements for their traditional vacuum cleaners and wet floor cleaning products. Over the past two years, floor cleaning robots that consolidate vacuuming and mopping functionality in a single product ("2-in-1 robots") combined with multi-functional docks that wash and dry the mopping pads in addition to auto-evacuation of dry debris have become increasingly popular with consumers. A number of established companies have developed robots that compete directly with our product offerings. Our robot cleaning competitors include consumer electronics and consumer appliance companies such as Cecotec, Dreame, Ecovacs, Electrolux, LG, Midea, Roborock, Samsung, Shark and Xiaomi, traditional floor cleaning brands with robotic offerings such as Bissell, Dyson and Hoover. We believe that the principal competitive factors for robots include robot and multi-functional dock features, performance for the intended mission, total cost of system operation and overall perceived value, including maintenance and support, ease of use, quality, reliability, brand and reputation.

Our ability to successfully compete will depend upon our ongoing performance in the areas of product development, customer support, and ability to leverage our iRobot OS platform across our products. We remain committed to funding the ongoing enhancement of our products and the development of new robotic floor cleaning robots to deliver cleaning performance, innovative features and functionality, quality and overall value that will appeal to consumers. We plan to complement these investments with various sales, marketing and support activities that are necessary to stimulate customer demand and maintain and improve customer satisfaction.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the technical competence and ability of our employees to continue to innovate. The ownership of intellectual property rights is an important factor in our business. This includes patents, copyrights, trademarks, service marks, trade dress and other forms of intellectual property rights in the United States and a number of foreign countries. We currently hold a significant number of patents and have filed numerous additional patent applications. As of December 28, 2024, we held 566 U.S. patents, more than 1,200 foreign patents, additional design registrations, and have more than 250 patent applications pending worldwide. While our U.S. patents began to expire in 2021, no single intellectual property right is solely responsible for protecting our products. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot and its stylized logo, Roomba, Clean Base, Roomba Combo, NorthStar, Create, Clean Map, iAdapt, Home Base, Looj, Braava, Braava jet, AeroForce, AllergenLock, Better Together, PerfectEdge, Corners. Edges. And the Details in Between., Imprint, Mirra, Terra, vSLAM and Virtual Wall. Our marks iRobot, Roomba, Braava, Braava jet, Better Together, Clean Map, Imprint, PerfectEdge, Terra, Virtual Wall, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Some of our competitors seek to compete primarily through aggressive pricing and low-cost structures while infringing on our intellectual property.

On October 15, 2019, we initiated a patent infringement lawsuit in federal district court in Massachusetts against SharkNinja Operating LLC and its related entities ("SharkNinja") for infringement of five patents for technology related to robotic vacuum cleaners. In addition, we sought a preliminary injunction against SharkNinja for infringement of three U.S. patents. SharkNinja has in parallel sought declarations of non-infringement of thirteen U.S. patents owned by iRobot. On November 26, 2019, the federal district court in Massachusetts denied iRobot's motion for a preliminary injunction, and the case is currently stayed pending the outcome of one or more appeals from decisions of the U.S. Patent Trial and Appeal Board. On January 28, 2021, we initiated litigation against SharkNinja at the U.S. International Trade Commission ("ITC") as well as in federal district court in Massachusetts based on claims of patent infringement of five additional U.S. patents related to robotic vacuum cleaners. The trial began in January 2022. In October 2022, we received a favorable initial determination in our patent infringement action against SharkNinja at the ITC. The ruling, which found that SharkNinja had infringed valid claims of multiple iRobot asserted patents, recommends that the ITC issue an order barring the importation of various infringing SharkNinja robotic cleaning products. During the third quarter of fiscal 2024, the litigation with SharkNinja was settled and the district court case in Massachusetts was dismissed.

There is no guarantee that we will prevail on other patent infringement claims against third parties. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our various robot products that have alleged infringement of patents or violation of other intellectual property rights. Some of these allegations have resulted in actions filed against iRobot in foreign jurisdictions. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Where an action has been filed, we will defend iRobot against the allegations. We cannot assure you that we will not receive further correspondence from these parties, not be subject to additional allegations of infringement from others, and cannot assure you that iRobot will prevail in any ongoing or subsequently filed actions. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Seasonality

Historically, we have experienced higher revenue in the second half of the year compared to the first half of the year due in large part to seasonal holiday demand. In fiscal 2024, 2023 and 2022, our second-half consumer product revenue represented 53.6%, 55.4% and 53.7% of our annual consumer product revenue, respectively. We have also experienced higher selling and marketing expenses in the second and fourth quarters of the year due to increased marketing campaigns to support seasonal holiday demand. We continue to expect that the majority of our revenue will be generated in the second half of any given fiscal year unless or until we successfully introduce new products that have potential to generate stronger sales during the first half of the year.

Regulations

Our business requires compliance with a variety of laws and regulations in the United States and abroad regarding privacy, data protection, and data security. In particular, we are subject to numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data, including the EU General Data Protection Regulation ("GDPR"), UK General Data Protection Regulation ("UK GDPR"), and California Consumer Privacy Act ("CCPA"). In addition, the global nature of our business operations also creates various domestic and foreign regulatory challenges and subjects us to laws and regulations such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions. Our products may be subject to U.S. export controls, including the United States Department of Commerce's Export Administration Regulations, various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls and trade policies and tariffs established by the governments of the United States, China and other jurisdictions where we do business.

The laws in each of these areas - in particular those related to data privacy - are continually changing and evolving in unpredictable ways. New laws and regulations in any of these areas, as well as compliance with these laws (and their derivatives) may have an adverse effect on our business. If we fail to comply with these laws, we may be subject to significant liabilities and other penalties.

We are also subject to international and U.S. federal, state, and local laws and regulations designed to protect the environment, regulate energy efficiency and to regulate the discharge of materials into the environment. We believe that our policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and associated financial liability. To date, environmental control regulations have not had a significant adverse effect on our overall operations.

Human Capital

As of December 28, 2024, we had 541 full-time employees. Approximately 40% of our employees are based outside of the United States. None of our employees in the United States are represented by a labor union. In certain foreign subsidiaries, labor unions or workers' councils represent some of our employees. To date, we have experienced no work stoppages and believe that we have a good relationship with our employees.

Culture and Work Environment

Over the past three decades, iRobot has created and amplified a unique culture built on fostering invention, discovery and technological exploration in the pursuit of practical and value-add consumer robots. iRobot is committed to attracting and retaining the best and brightest talent, leveraging new perspectives, ideas, skills, languages and cultural backgrounds, and providing the resources for individuals to reach their full potential. We have assembled a global team of talented, motivated and unique individuals by providing our people with opportunities to make a tangible impact in executing our business plans while also advancing their careers. We communicate regularly with our employees around the world and hold periodic virtual town hall meetings and in-person forums when appropriate to help keep employees informed.

Underpinning our culture is an ongoing commitment to ensuring that our employees, customers and suppliers are treated with dignity and respect. We strive to maintain a workplace that is free from violence, harassment, intimidation and other unsafe or disruptive conditions. Our policy is to provide a safe and healthy workplace and comply with applicable safety and health laws and regulations, as well as internal requirements.

Compensation, Rewards and Benefits

In addition to competitive base salaries, we provide incentive-based compensation programs to reward performance relative to our business performance. We also provide compensation in the form of restricted stock unit grants as well as a competitive time-off policy. We offer comprehensive benefit options, including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, life and disability insurance, health savings accounts, and flexible spending accounts, among others.

We are committed to the continued development of our people. We offer opportunities for professional and technical development with programs such as our leadership training, management training, and tuition reimbursement. We continue to evolve our approach to attracting and retaining our talent – from having a well-defined process for hiring to regularly reviewing the competitiveness of our compensation and benefits packages.

iRobot iDEA (Inclusion, Diversity, Equity & Acceptance)

iRobot is an inclusive organization, seeking out the best and brightest minds to help us meet the global requirements of our business. We welcome new perspectives, ideas, skills, languages and cultural backgrounds to our global iRobot family.

The iRobot workforce is built upon the diverse perspectives, beliefs and backgrounds of incredibly talented people from around the world who have all had a hand in shaping who we are as an organization. Strengthening diversity within our global workforce enables iRobot to bring our collective ideas together to invent a future that seamlessly fits the unique, personal and diverse needs of our global consumer base. We have and will continue to take action and hold ourselves accountable to continue to foster equality and diversity on a global scale.

More Information

Additional information about our efforts to make our company a great place to work, build a career and build an appealing corporate culture that prides itself on diversity and inclusion is available within the Careers section of our website.

Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including in Austria, Belgium, China, France, Germany, Hong Kong, Japan, Netherlands, Portugal, Spain and the United Kingdom. Our website address is www.irobot.com. We have included our website address as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of, or incorporated by reference into, this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through the investor relations page of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Alternatively, these reports may be accessed at the SEC's website at www.sec.gov.

ITEM 1A.   *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks that have materially affected and could in the future materially affect our business, financial condition or future results, some of which are beyond our control. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial, or which are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

The following is a summary of the principal risks that have materially affected and could in the future materially adversely affect our business, results of operations, and financial condition. Additional discussion of the risks included in this summary, and other risks that we face, can be found below and should be carefully considered, together with other information in this Annual Report on Form 10-K in its entirety before making investment decisions regarding our common stock. This summary should not be relied upon as an exhaustive summary of the material risks facing our business.

- We cannot assure you that our review of strategic alternatives will result in any transaction being consummated, and speculation and uncertainty regarding the outcome of this review may adversely impact our business.
- The waiver of events of default under our senior secured term loan credit facility is time-limited; if this waiver is not extended at the end of the applicable period, we will be in default.
- Our history of operating losses and negative cash flows from operations has raised substantial doubt about our ability to continue as a going concern.
- We have incurred substantial operating losses in past years, expect to continue to incur operating losses for the foreseeable future, and may not achieve a return to profitability in the future.
- We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.
- Significant reductions in consumer demand has caused, and may continue to cause, a decrease in revenue from sales of our products and additional costs reducing both gross margin and operating income.
- We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which has negatively impacted, and could continue to negatively impact, our results of operations and cause our market share to decline.
- Designing new robotic products is complex and requires significant resources, and our ability to remain competitive requires significant continued investment and the successful implementation of our operational strategies.
- We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.
- If we are unable to attract and retain additional skilled personnel, we may be unable to operate our business.
- If we are not successful in expanding our direct-to-consumer sales channel by driving consumer traffic and consumer purchases through our website, our business and results of operations could be harmed.
- Our success depends nearly entirely on our consumer robots, and our sales growth and operating results have been negatively impacted, and could in the future be negatively impacted, if we are unable to enhance our current products

or develop new consumer robots at competitive prices or in a timely manner, or if our products do not achieve broad market acceptance.

- Our senior secured term loan credit facility provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

- We have transitioned primarily to a single contract manufacturer, and our reputation and results of operations would be harmed if the contract manufacturer fails to meet our requirements.

- If critical components of our products, which we currently source from a small number of suppliers, become unavailable or if supply chain and shipping disruptions occur, we may experience cost increases and delays that could harm our business.

- If we fail to maintain or increase consumer robot sales through our distribution channels, our operating results would be negatively impacted.

- Significant developments in U.S. trade policies have had, and we expect will continue to have, a material adverse effect on our business, financial condition and results of operations.

- We collect, store, process, and use customer data, including certain personal and robot-specific information, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any cybersecurity incidents, data breaches, or our actual or perceived failure to comply with such legal obligations could harm our business.

Risks Related to our Business and Industry

We cannot assure you that our review of strategic alternatives will result in any transaction being consummated, and speculation and uncertainty regarding the outcome of this review may adversely impact our business.

On March 12, 2025, we announced that our board of directors is conducting a review of strategic alternatives, including, but not limited to, exploring a potential sale or strategic transaction and refinancing our debt. There can be no assurance this review process will result in any transaction or outcome. Whether the process will result in any transactions, our ability to complete any such transaction, and if our board of directors decides to pursue one or more transactions, will depend on numerous factors, some of which are beyond our control. Such factors include the interest of potential acquirers or strategic partners in a potential transaction, the value potential acquirers or strategic partners attribute to our business, regulatory approvals, market conditions, and industry trends. Potential strategic transactions that require stockholder approval may not be approved by our stockholders or, if required, a counterparty's stockholders. Furthermore, any strategic transaction into which we enter may be delayed or may ultimately not be consummated as a result of regulatory reviews (which may include domestic and foreign antitrust, CFIUS or other regulatory agency reviews) and determinations or other factors.

The price of our common stock may be adversely affected if the strategic review process does not result in transactions or if one or more transactions are consummated on terms that investors view as unfavorable to us. Even if one or more transactions are completed, there can be no assurance that any such transactions will be successful or have a positive effect on stockholder value. Our board of directors may also determine that no transaction is in the best interest of our stockholders. Our financial results and operations could be adversely affected by the strategic process and by the uncertainty regarding its outcome.

The attention of management and our board of directors could be diverted from our core business operations as a result of this strategic review process. We have diverted capital and other resources to the process that otherwise could have been used in our business operations, and we expect to continue to do so until the process is completed. We could incur substantial expenses associated with identifying and evaluating potential strategic alternatives, including those related to employee retention payments, equity compensation, severance pay and legal, accounting and financial advisor fees. A considerable portion of these expenses may be incurred regardless of whether a transaction is completed. In addition, the process could lead us to lose or fail to attract, retain and motivate key employees, and to lose or fail to attract customers or business partners. Furthermore, it could expose us to litigation. The public announcement of a strategic alternative may also yield a negative impact on operating results if prospective or existing customers, vendors or partners are reluctant to commit to new or renewed contracts.

We do not intend to disclose developments or provide updates on the progress or status of the strategic process until our board of directors deems further disclosure is appropriate or necessary. Accordingly, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of our company could cause the price of our common stock to fluctuate significantly. If we are unable to mitigate these or other potential risks related to the uncertainty caused by our evaluation of strategic alternatives, it could disrupt our business and adversely impact operating results and financial condition.

The waiver of events of default under our senior secured term loan credit facility is time-limited; if this waiver is not extended at the end of the applicable period, we will be in default. Our senior secured term loan credit facility provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

On March 11, 2025, we entered into Amendment No. 1 to our credit agreement (the "Credit Agreement") with TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent (the "Agent") and the lenders party thereto (the "Lenders"). Pursuant to Amendment No. 1, the Lenders waived, until May 6, 2025 (the "Amendment Period"), our covenant obligations to (1) provide a report and opinion of our auditor with respect to our annual consolidated financial statements for fiscal year 2024 without an exception regarding our ability to continue as a going concern (the "Going Concern Covenant") and (2) maintain a minimum level of core assets (the "Minimum Core Assets Covenant") and, together with the Going Concern Covenant, the "Specified Covenants"). No event of default will occur under the Credit Agreement as a result of failure to comply with the Specified Covenants during the Amendment Period; however, we are still obligated to comply with the Specified Covenants after the end of the Amendment Period and if we do not, unless the Lenders further extend such waiver by the end of the Amendment Period, an event of default will occur.

The auditor report on the consolidated financial statements for the fiscal year ended December 28, 2024 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern; therefore, we would be in breach of the Going Concern Covenant and the Agent would be able to exercise all applicable remedies under the Credit Agreement but for Amendment No. 1 described above. The earliest we would be able to regain compliance with the Going Concern Covenant is upon the filing of our Annual Report on Form 10-K for the year ending January 3, 2026, which we do not anticipate will be filed until March 2026. As a result, we are dependent on continued waivers from the Lenders to avoid an event of default related to the Going Concern Covenant, which waivers are in the Lenders' sole discretion. We cannot assure you that the Lenders will provide any additional waiver of compliance with the Specified Covenants by the end of the Amendment Period.

Any failure by us to comply with the covenants or payment requirements specified in the Credit Agreement (including the Specified Covenants after the Amendment Period) would result in an event of default under the Credit Agreement, which may result in the termination of the Credit Agreement and acceleration of repayment obligations with respect to any outstanding loans. In addition, the Lenders would have the right to proceed against the collateral in which we granted a security interest to them, which consists of substantially all our assets. If our outstanding debt were to be accelerated, we may not have sufficient cash or be able to raise or borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations, and financial condition. In this event, we may be forced to terminate, significantly curtail or cease our operations or to pursue other alternatives, including, but not limited to, commencing a case under the U.S. Bankruptcy Code.

The Credit Agreement contains customary negative covenants that limit our and our subsidiaries' ability to, among other things, grant or incur liens, incur additional indebtedness, make certain restricted investments or payments, including payment of dividends on our capital stock and payments on certain permitted indebtedness, enter into certain mergers and acquisitions or engage in certain asset sales, subject in each case to certain exceptions. The Credit Agreement also includes certain restrictions on the use of a portion of the Parent Termination Fee payment received by us from Amazon.com, Inc., which the remaining amount thereof (after giving effect to certain periods for such amounts to be used for inventory in limited circumstances and upon satisfying certain conditions) will ultimately be required to be used to prepay a portion of the loan under the Credit Agreement. The terms of our outstanding debt may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the manner desired. In addition, complying with the covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy, and compete against companies who are not subject to such restrictions.

Our history of operating losses and negative cash flows from operations has raised substantial doubt about our ability to continue as a going concern.

We have received a report from our independent registered public accounting firm regarding our consolidated financial statements for the fiscal year ended December 28, 2024 that includes an explanatory paragraph stating that the consolidated financial statements have been prepared assuming that we will continue as a going concern. The report also states that we have a history of operating losses and negative cash flows from operations that raise substantial doubt about our ability to continue as a going concern. The substantial doubt about our ability to continue as a going concern may adversely affect the price of our common stock, our ability to raise capital or enter into strategic transactions, and our relationship with key stakeholders. As described above, on March 12, 2025, we announced that our board of directors is conducting a review of strategic alternatives. If this process does not yield sufficient, timely financial resources, or if we are not otherwise able to achieve management's cash flow forecast to allow us to maintain our debt covenant compliance as well as our liquidity and operations in the ordinary course, our business, results of operations, financial condition, and cash flows could be materially and adversely affected and we may be forced to terminate, significantly curtail or cease our operations or to pursue other alternatives, including, but not limited to, commencing a case under the U.S. Bankruptcy Code.

We have incurred substantial operating losses in past years, expect to continue to incur operating losses for the foreseeable future, and may not achieve a return to profitability in the future.

During each of the three most recent fiscal years, we have incurred substantial operating losses due to the combination of declining orders for our products and significant decreases in our gross margin. While we have taken and will continue to take actions to moderate operating expenses, we cannot guarantee that we will be able to return to profitability through a combination of revenue stabilization and significant gross margin improvement. In addition, our revenue may decline for a number of reasons, including reduced demand for our products, increased competition or macroeconomic conditions, and if our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

Our future capital requirements will depend on many factors, including our rate of revenue growth or decline, the expansion or contraction of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and services, the overall macroeconomic conditions due to heightened inflation and reduced consumer confidence stemming from unstable geopolitical conditions, including the ongoing Russia-Ukraine and Israel-Hamas wars. In the event our future revenue or gross profit does not meet our expectations or our costs are higher than expected, we may eliminate or curtail expenses to mitigate the impact on working capital. Moreover, to the extent existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to extend the timing of repayment of or refinance our existing debt or raise additional funds through public or private equity or debt financing. In such cases, we may need additional financing to execute on our current or future business strategies. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

Significant reductions in consumer demand has caused, and may continue to cause, a decrease in revenue from sales of our products and additional costs reducing both gross margin and operating income.

Reductions in consumer demand for our products have caused a decrease in revenue from sales of our products. If we are not successful in increasing consumer demand, or if macroeconomic conditions impacting consumer demand do not improve, we will continue to experience adverse impacts to our revenue and profitability.

To ensure an adequate inventory supply, we must forecast inventory needs and place orders sufficiently in advance with our suppliers and contract manufacturers, based on our estimates of future demand for specific product SKUs by region. Failure to accurately forecast our needs has resulted, and may continue to result, in manufacturing delays, increased costs, or excess inventory. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products, changes in demand for the products of our competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. Our failure to accurately forecast consumer demand has resulted, and may continue to result, in excess inventory levels or a shortage of certain product models available for sale. Inventory levels in excess of consumer demand has resulted, and may continue to result, in increased promotional intensity to support the sale of excess inventory, which would cause and has caused our gross margins to suffer.

In addition, we do not have long-term, fixed price contracts with our contract manufacturers. As we reduce production orders with our contract manufacturers to meet demand, we face increased cost of goods sold as both our own manufacturing overhead as well as that of our suppliers is amortized over smaller production levels. In addition, as production decreases, we may not be able to maintain manufacturing relationships with some of our suppliers, which has caused us to exit production at certain contract manufacturers. The process of exiting production at certain contract manufacturers has caused us, and may continue to cause us, to incur additional costs related to unused tooling, components, relocation of materials and fixtures, and unrecouped non-recurring engineering.

We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

A number of companies have developed or are developing robots that will compete directly with our product offerings. Our competition includes established, well-known sellers of floor cleaning robots such as Dreame, Ecovacs, Roborock, Shark, Samsung, as well as new market entrants. Many current and potential competitors are larger in size and more broadly diversified with substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. We also face competition from manufacturers of lower-cost devices, which has, and may continue to, further drive down the average selling price in the marketplace for floor cleaning products and impact demand for our products as macroeconomic conditions result in consumers shifting towards lower-cost alternatives. Moreover, while we believe many customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we also compete with providers of traditional vacuum cleaners.

The global market for robots is highly competitive, rapidly evolving and subject to changing technologies, including the utilization of evolving AI technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, operating efficiency and customer support.

We expect that competition will continue to intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us have, and may continue to, introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure has resulted and will continue to result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

Many of our competitors have demonstrated an ability to rapidly replicate new features and innovations that we have introduced into the market, and therefore are able to offer products with similar capabilities to ours at lower prices. Other competitors have demonstrated the ability to innovate more rapidly than we have, and those innovations – particularly in the development of 2-in-1 robot vacuum cleaners and multi-function docks – have allowed competitors to offer products at premium price points as well as capture significant market share in certain geographic markets. In addition, some of our competitors aggressively discount their products and services in order to gain market share, which has resulted in pricing pressures, reduced profit margins and lost market share. In addition, new products often have lower volumes, lower selling prices or higher costs than products that have been sold for at least a year; any or all of those factors could negatively impact our gross margins and operating results.

We cannot assure you that our products will compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully has caused, and may continue to cause, our revenue and market share to decline, which has negatively impacted, and may continue to negatively impact, our results of operations and financial condition.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for consumer robots will increase, if at all. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross margin to regain and maintain profitability;

- maintain market share in our consumer market;

- attract and retain customers of our robots;

- attract and retain engineers and other highly-qualified personnel; and

- expand our product offerings beyond our existing robots.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Designing new robotic products is complex and requires significant resources, and our ability to remain competitive requires significant continued investment and the successful implementation of our operational strategies.

To remain competitive, we must continue to invest in developing tools and processes to improve the speed at which we are able to develop competitive products. Historically, we have made significant investments to develop tools and processes, including designing multiple hardware-based platforms and developing a reusable software architecture for use across those platforms. The development of multiple hardware platforms and a reusable software architecture requires the expenditure of significant resources that may not result in the designed efficiencies. As part of our 2024 operational restructuring plan, we plan to lower research and development expenditures by shifting to greater reliance on our manufacturing partners for lower-value commodity engineering work. Our manufacturing partners' efforts to implement such designs and developments may be unsuccessful and the speed of product development may not improve. Failure to improve the speed of product development, whether through our direct work or through the work of our manufacturing partners, could materially harm our business, results of operations and financial condition. In addition, any new product that we develop may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the market acceptance necessary to generate sufficient revenue. Our inability to reduce the cost to develop new products or product variants has substantially impacted, and may continue to substantially impact, our ability to offer products that compete favorably.

A critical component of our iRobot Elevate turnaround strategy is the development and launch of a revitalized product lineup beginning in 2025. Any delays or interruptions in the development, manufacture or shipment of our new products, or any failure to effectively ramp up the manufacturers of new products, would be likely to result in lost sales and revenue and damage our reputation in the market, both of which would harm our business and results of operations. In addition, failure to launch anticipated products in a timely fashion could result in failure to maintain a set of competitive products and materially harm our brand, business, results of operations and financial condition. Additionally, we may not realize the benefits of modifying our operations to increase the speed of product development, implementing our recent restructuring, increasing reliance on our partners for product development, which could result in a loss of potential revenue and increase our product return rate.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team or key technical employee might significantly delay or prevent the achievement of our business objectives, result in a loss of institutional know-how and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results. Also, increased turnover, particularly on the senior management team, with insufficient development of leadership talent and succession plans, could diminish employee confidence and increase risks for retaining key employees. Our failure to successfully attract well-qualified employees, retain and motivate existing employees or integrate new members of our senior management team and key employees, could materially and adversely affect our operations and our ability to execute our strategy. Leadership transitions and management changes can be inherently difficult to manage and may cause uncertainty or a disruption to our business or may increase the likelihood of turnover in key employees and senior management. In addition, recently appointed members of senior management may view our business differently than prior members, and have made and may continue to make changes to our strategic focus, operations, business plans, existing personnel and their responsibilities. We may not be able to properly manage such shifts in focus, and any changes to our business may not ultimately prove successful. Further, changes in our senior management team may be disruptive to our business, and any failure to successfully transition and assimilate key new hires or promoted employees could adversely affect our business and results of operations.

Most of our senior management team have turned over during the course of fiscal 2024. The Company believes that the execution of our iRobot Elevate strategy introduced during fiscal 2024 and led by the new management team will help facilitate the turnaround of our Company. However, these changes in our management team could cause retention and morale concerns among current employees, as well as operational risks. If this leadership transition is not successful, it could disrupt our business, affect our culture, cause employee retention concerns, be viewed negatively by our customers or investors, and affect our financial condition and operational results.

If we are unable to attract and retain additional skilled personnel, we may be unable to operate our business.

To execute our business stabilization plan and return to profitability, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots and engineers with expertise in artificial intelligence, machine learning, data science and cloud applications. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.

In addition, we have experienced increased employee turnover as a result of general market conditions, the impact of several reductions in force executed over the past several years, and the termination of the proposed acquisition by Amazon. These factors may cause additional attrition and affect the morale of our current employees and might adversely affect our reputation among job seekers. Significant or prolonged turnover or revised hiring priorities may negatively affect our operations and culture, as well as our ability to successfully maintain our processes and procedures. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain significant numbers of qualified individuals. Moreover, we may be forced to adjust salaries or other compensation in order to retain key talent. Job seekers and existing personnel often consider the value of the equity awards they receive in connection with their employment. The recent decline in our stock price may impact the actual or perceived value of our equity awards for current employees or new hires, and we may need to grant additional or larger equity awards to offer attractive compensation packages to hire and retain employees. If our retention efforts are not successful or our team member turnover rate continues to increase in the future, our business, results of operations and financial condition could be materially and adversely affected.

In 2024, we commenced and largely completed an operational restructuring plan to more closely align our cost structure with near-term revenue expectations and drive profitability. A critical component of our operational restructuring plan was the significant reduction of our overall global workforce. Completion of the restructuring plan may have continuing adverse effects on our workforce, including negative effects on employee morale, increased employee attrition, increased difficulty in hiring new employees, and diversion of management attention. Additionally, as we are operating our business with fewer employees, we face additional risks that we might not be able to execute on our strategic plans and product roadmap, which may have an adverse effect on our business, financial condition, and operating results.

If we are not successful in expanding our direct-to-consumer sales channel by driving consumer traffic and consumer purchases through our website, our business and results of operations could be harmed.

We continue to invest in our direct-to-consumer sales channel, primarily through our website and mobile app and the technology infrastructure used to support them. Our future growth relies in part on our ability to attract consumers to this channel, which requires significant expenditures in marketing, infrastructure and systems. If we are unable to drive traffic to, and increase sales through, our website and mobile app, our business and results of operations could be harmed. In addition, our efforts to carefully manage our cost structure may result in lower levels of investment in our direct-to-consumer infrastructure and systems. Our inability to adequately respond to these risks and uncertainties, successfully fund new infrastructure initiatives or maintain and expand our direct-to-consumer business via our website may have an adverse impact on our results of operations.

Our success depends nearly entirely on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current products or develop new consumer robots at competitive prices or in a timely manner, or if our products do not achieve broad market acceptance.

We primarily derive our revenue from consumer robot sales. For the foreseeable future, we expect that our revenue will be derived nearly entirely from sales of home floorcare products. Accordingly, our future success depends upon our ability to further penetrate the consumer home floorcare market, to enhance our current consumer products and to develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involves time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced robots, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

Any efforts to expand our product offerings beyond our current markets or to develop new products may not succeed, which could negatively impact our operating results.

Efforts to expand our product offerings beyond our current markets are limited and those efforts may not succeed and may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the market acceptance necessary to generate sufficient revenue. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

As a result of the restructuring plan, we have re-focused our product roadmap on our core robotic floorcare business and exited our non-floorcare offerings in education and air purifiers. In addition, because of our current fiscal constraints, our ability to support investments in other non-floorcare innovations is limited, and this lack of investment in the near-term could allow other companies to develop more competitive products to our non-floorcare innovations, which could impact our ability to compete against such products in the future.

We spend significant amounts on advertising and other marketing campaigns, which may not be successful or cost effective.

We spend significant amounts on advertising and other marketing campaigns, such as television, digital and print advertising, and social media, as well as increased promotional activities, to acquire new customers, and we expect to continue to spend significant amounts to increase awareness of our consumer robot products. For fiscal 2024, 2023 and 2022, sales and marketing expenses were $138.8 million, $199.3 million, and $290.1 million, respectively, representing approximately 20.4%, 22.4% and 24.5%, of our revenue, respectively. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to purchase our products, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive customer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting customers, we may not be able to recover our advertising spend, and our revenue may fail to meet our expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition increases. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to successfully maintain, promote, and position our brand and protect our reputation, or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we are audited by various federal, state, local and foreign authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and foreign taxes. Although we believe our approach to determine the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance, it is possible that a tax authority will take a final tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

The realization of our deferred tax assets ultimately depends on the existence of sufficient income in either the carryback or carryforward periods under the tax law. We have concluded that a valuation allowance on our U.S. and certain foreign jurisdictions net deferred tax assets continues to be appropriate. As of December 28, 2024, we had net deferred tax assets of $9.8 million. Due to significant estimates utilized in establishing a valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record a valuation allowance in future periods. Our results of operations would be impacted negatively if we determine that an additional valuation allowance is required in a future reporting period.

If our goodwill or long-lived assets become impaired, our operating results could be negatively impacted.

Our goodwill and long-lived assets, including intangible assets, are susceptible to valuation adjustments as a result of changes in various factors or conditions. We assess the potential impairment of goodwill on an annual basis. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we will be required to assess the potential impairment of goodwill and other intangible assets. Factors that could trigger an impairment of such assets include the following:

- changes in our organization or management reporting structure that could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit;

- significant under performance relative to historical or projected future operating results;

- significant changes in the strategy for our overall business;

- significant negative industry or economic trends;

- significant decline in our stock price for a sustained period; and

- our market capitalization declining to below net book value.

Future adverse changes in these or other unforeseeable factors could result in additional impairment charges that would impact our results of operations and financial position in the reporting period identified.

Our financial results could fluctuate substantially due to the accounting for the Term Loan that we measure at fair value.

We have elected to account for the Term Loan under ASC 825 "Financial Instruments." ASC 825 allows companies to account for certain financial assets and financial liabilities at fair value, with the change in fair value recognized in net income (loss) in each reporting period. The data used for the measurement must reflect assumptions that market participants would use in pricing the asset or liability. There is no current observable market for this debt instrument and, as such, we determine the fair value of the debt instrument using a discounted cash flow model. The valuation model uses various inputs, including the amount and timing of cash flows, expected interest rate and discount rate. Changes in the inputs for this valuation model may have a material impact on the estimated fair value of the debt instrument accounted for under the fair value option. The debt instrument accounted for under the fair value option may have a substantial effect on our balance sheet and statement of operations from quarter to quarter and it is difficult to predict the effect on our future financial results, since valuation of the debt instrument accounted for under the fair value option is based on factors largely outside of our control. The effects may cause our financial results to fluctuate materially, which may cause our stock price to decline. See Note 6 to our consolidated financial statements, *Fair Value Measurements,* for more information regarding the valuation of our outstanding debt.

Risks Related to our Dependence on Third Parties and Distribution Channels

We have transitioned primarily to a single contract manufacturer, and our reputation and results of operations would be harmed if the contract manufacturer fails to meet our requirements.

In recent years, we have increasingly depended on third-party contract manufacturers to produce our products. These contract manufacturers manage the supply chain for all of the raw materials and provide all facilities and labor required to manufacture our products. In 2025, we will primarily depend on a single contract manufacturer, Shenzhen 3irobotix Co., Ltd. d/b/a Picea ("Picea"), located in China and Vietnam, to manufacture our products. Our agreement with Picea is scheduled to expire on August 17, 2025, but it can be extended if both parties agree in writing. Either party has the option to terminate the agreement for convenience with 180 days' advance written notice.

If Picea terminates its arrangement with us or fails to provide the required manufacturing ramp up, production capacity, and product quality on a timely basis, there would be a disruption in manufacturing our products until replacement contract manufacturing services could be obtained or volume transferred to an alternative manufacturing partner, each of which is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing arrangements on acceptable terms or in a timely manner. Any significant interruption in manufacturing at Picea would reduce the supply of our products, which could cause a delay in fulfillment of our orders or breach of our agreements with distribution partners, which in turn would reduce our revenue. Any adverse change in Picea's financial or business conditions could disrupt our ability to supply our products.

Our reliance on contract manufacturers, including Picea, involves certain product supply risks, including the following:

- lack of direct control over production capacity and delivery schedules;

- lack of direct control over quality assurance, manufacturing yields and production costs;

- lack of enforceable contractual provisions over the production and costs of consumer products;

- risk of loss of inventory while in transit; and

- risk of increased shipping and air freight costs, including as a result of attacks on commercial ships.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, because our purchase contracts with contract manufacturers are typically denominated in U.S. dollars, changes in currency exchange rates may impact our contract manufacturers who operate in local currency, which may cause our suppliers to seek price concessions on future orders.

If critical components of our products, which we currently source from a small number of suppliers, become unavailable or if supply chain and shipping disruptions occur, we may experience cost increases and delays that could harm our business.

We and our outsourced manufacturers obtain hardware components, various subsystems, raw materials and batteries from a limited group of suppliers, some of which are sole suppliers. We do not have long-term agreements with these suppliers obligating them to continue to sell components or products to us. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. The supply of components and raw materials to us and our outsourced manufacturers, as well as our ability to efficiently receive inbound inventory and ship products to customers at customary costs, may be negatively affected by military conflicts, political or social instability or terrorism. For example, following the recent outbreak of conflict in the Middle East, there has been an increase in attacks on commercial ships transiting the Red Sea, disrupting an important global trade route. These disruptions have affected global ocean freight traffic, leading to shipping delays and higher freight costs. Although we have not yet experienced significant disruptions to our supply chain, continued or intensified hostilities in the Middle East or disruptions to other global trade routes could increase shipping times and ocean and air freight rates. This could adversely affect our delivery schedules, raise our costs, and harm our business, brand and financial and operating results. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.

In addition, our lack of long-term agreements with certain component suppliers has caused us to purchase certain long-lead-time components well in advance of consumer demand. This added inventory increases the strain on our liquidity, as well as the risk of inventory becoming excess or obsolete.

Conflicts with our channel and distribution partners could harm our business and operating results.

The expansion of our direct-to-consumer channel could alienate some of our channel partners and cause a reduction in product sales from these partners. Channel partners may perceive themselves to be at a disadvantage based on the direct-to-consumer sales offered through our website. Due to these and other factors, conflicts in our sales channels could arise and cause channel partners to divert resources away from the promotion and sale of our products. Any of these situations could adversely impact our business and results of operations.

If we fail to maintain or increase consumer robot sales through our distribution channels, our operating results would be negatively impacted.

We do not have long-term contracts regarding purchase volumes with any of our retail partners. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time prior to delivery, by our retail partners. A decision by a major retail partner, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our partners, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructuring, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail partner relationship with us or in a retail partner's financial position could cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to that partner's receivables or limit our ability to collect amounts related to previous purchases by that partner, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our consumer robot sales.

Risks Related to our Legal and Regulatory Environment

Significant developments in U.S. trade policies have had, and we expect will continue to have, a material adverse effect on our business, financial condition and results of operations.

There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade laws and regulations, trade policies, and tariffs. For example, effective February 4, 2025, the U.S. government implemented an additional 10% tariff on goods being imported from China and, in response, the Chinese government implemented a 15% tariff on certain goods being imported into China from the U.S. The new Presidential Administration has also announced additional 25% tariffs for goods imported into the U.S. from Mexico and Canada beginning in March 2025. We cannot predict what additional actions may ultimately be taken by the U.S. or other governments with respect to tariffs or trade relations, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The imposition of additional tariffs or other trade barriers could increase our costs in certain markets and may cause our customers to find alternative sourcing or could make it more difficult for us to sell our products in some markets or to some customers, which may result in declines in our sales and operating income.

Changes or proposed changes in U.S. or other countries' trade policies may result in restrictions and economic disincentives on international trade. Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. These tariffs, and other governmental action relating to international trade agreements or policies, may directly or indirectly adversely impact demand for our products, our costs, customers, suppliers, distributors, resellers and/or the U.S. economy or certain sectors thereof and, as a result, may adversely impact our business, financial condition and results of operations. It remains unclear what the U.S. or foreign governments will or will not do with respect to tariffs, international trade agreements and policies on a short-term or long-term basis. We cannot predict future trade policy, whether exclusions will be reinstated, or the terms of any new trade agreements and their impacts on our business. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. The new tariff increases on imports to the United States, including from China, should they be implemented and sustained for an extended period of time, would have a significant adverse effect on our supply chain and financial and operating results. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

In response to international trade policy, as well as other risks associated with concentrated manufacturing in China, we relocated a meaningful portion of our supply chain from China. We plan on manufacturing only a limited number of accessories in China that are U.S. bound, and no robots. Over time, we anticipate relocating the manufacture of these remaining accessories outside of China. Such relocation activities increase costs and risks associated with establishing new manufacturing facilities, and any additional or increased tariffs may nonetheless result in compression on our margin on products sold and pricing pressures on our products. Any additional or increased tariffs may in the future cause us to further increase prices to our customers which we believe has reduced, and in the future may reduce, demand for our products.

Global economic conditions and any associated impact on consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Continued economic uncertainty and reductions in consumer spending, particularly in certain international markets such as the European Union and Japan, may result in reductions in sales of our consumer robots. Additionally, disruptions in credit markets may materially limit consumer credit availability and restrict credit availability of our retail customers, which would also impact purchases of our consumer robots. Any reduction in sales of our consumer robots, resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

Because we are an increasingly global business that in fiscal 2024, 2023 and 2022 generated approximately 51.2%, 51.9%, and 48.0%, respectively, of our total revenue from sales to customers outside of the United States, we are subject to a number of additional risks including foreign currency fluctuations. These foreign currency fluctuations may make our products more expensive to our distributors and end customers, which in turn may impact sales directly or the ability or willingness of our partners to invest in growing product demand.

Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar could adversely affect the U.S. dollar value of our foreign currency-denominated sales and earnings, and lead us to raise international pricing, which may reduce demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the strengthening of the U.S. dollar, or for any other reason, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, a strengthening of foreign currencies relative to the U.S. dollar, while generally beneficial to our foreign currency-denominated sales and earnings, could cause us to reduce international pricing, and incur increased operating expenses, thereby limiting any benefit. Additionally, strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We are subject to a variety of U.S. and foreign laws and regulations that are central to our business; our failure to comply with these laws and regulations could harm our business or our operating results.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding consumer protection, advertising, electronic commerce, intellectual property, product liability, manufacturing, anti-bribery and anti-corruption, and economic or other trade prohibitions or sanctions. In the EU, recent changes to consumer protection laws and regulations have resulted in significant increases in the fines for non-compliance. We may also become subject to new EU laws mandating transparency for users of artificial intelligence systems.

The global nature of our business operations subjects us to domestic and foreign laws and regulations such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions. Our products are also subject to U.S. export controls, including the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls.

We are also subject to a variety of laws and regulations regarding information security and privacy. These current and future data privacy laws and regulations may impede our initiatives designed to deliver targeting marketing.

Given the increasing number of foreign laws to which we are subject and the high level of complexity of these laws, there is a risk that some provisions may be inadvertently breached by us or by our subsidiaries, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. If we incur liability for noncompliance under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, any negative publicity directed to us as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance efforts or other liabilities under these laws or regulations could harm our business and operating results.

We may incur costs in complying with changing tax laws in the United States and abroad, which could adversely impact our cash flow, financial condition and results of operations.

We are a U.S.-based company subject to taxes in multiple U.S. and foreign tax jurisdictions. Our profits, cash flow and effective tax rate could be adversely affected by changes in the tax rules and regulations in the jurisdictions in which we do business, unanticipated changes in statutory tax rates and changes to our global mix of earnings.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to legal and regulatory requirements relating to our products. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various European and Asian markets, and Canada. For fiscal 2024, 2023 and 2022, sales to non-U.S. customers accounted for 51.2%, 51.9%, and 48.0% of total revenue, respectively. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;

- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

- fewer legal protections for intellectual property;

- foreign and U.S. taxation issues, tariffs, and international trade barriers;

- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

- potential fluctuations in foreign economies;

- government currency control and restrictions on repatriation of earnings;

- fluctuations in the value of foreign currencies and interest rates;

- general economic and political conditions in the markets in which we operate;

- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future;

- changes in foreign currency exchange rates;

- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future; and

- our relationships with international distributors, some of whom may be operating without written contracts.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales to customers outside the United States are primarily denominated in Euro and Japanese Yen and fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

If we or any of our key suppliers, contract manufacturers, distributors or customers experience a local or regional disaster or other business continuity problem, such as an earthquake, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office and manufacturing facilities, and the proper functioning of computer, telecommunication and other related systems and operations. Our insurance may not adequately cover losses resulting from such disruptions. Any expansion of our operations in new geographic regions will increase the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks. For example, the COVID-19 pandemic impacted our supply chain and manufacturers, resulting in a disruption in manufacturing our products.

The effects of regulations relating to conflict minerals may adversely affect our business.

The SEC requires companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties to research, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. These requirements could adversely affect the sourcing, availability and pricing of such minerals if they are found to be used in the manufacture of our products. In addition, we continue to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks Related to our Intellectual Property and Technology

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Patents which may be granted to us in certain foreign countries may be subject to opposition proceedings brought by third parties or result in suits by us, which may be costly and result in adverse consequences for us. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. For example, on October 15, 2019, we initiated a patent infringement lawsuit in federal district court in Massachusetts against SharkNinja Operating LLC and its related entities ("SharkNinja") for infringement of five patents for technology related to robotic vacuum cleaners. During the third quarter of fiscal 2024, the litigation with SharkNinja was settled.

There is no guarantee that we will prevail on other patent infringement claims against third parties. We may be required to expend significant resources to monitor and protect our intellectual property rights. The intellectual property ownership and license rights, including copyright, surrounding AI technologies, which we are increasingly building into our products, have not been fully addressed by U.S. courts or other federal, state or foreign laws or regulations, and the use or adoption of AI technologies in our products and services may expose us to copyright infringement or other intellectual property misappropriation claims. In addition, any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

In addition, in the United States certain of our patents have been, and may continue to be, challenged by inter partes review or opposition proceedings. If our patents are subjected to inter partes review or opposition proceedings, we may incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available for our innovations.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

In the past we have faced multiple lawsuits based on claims of patent infringement. If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

In addition, we incorporate open source software into our products, and we may continue to incorporate open source software into our products in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our products that contained the open source software and required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business and financial condition.

Cybersecurity risks could adversely affect our business and disrupt our operations.

The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent cybersecurity incidents and data breaches, our devices, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to intentional or inadvertent insider personnel and vendor misconduct, cybersecurity risks, including cyber attacks such as viruses and worms, phishing attacks, distributed denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, and loss of consumer confidence. In addition, we have in the past and may in the future be the target of numerous attack vectors and methods, including email scams, social engineering, smishing, vishing, and identity spoofing, which attempt to acquire sensitive information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. These threats may be increased due to work-from-home policies implemented by us and our customers, suppliers and distributors. Any cyber attack that attempts to obtain our data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, operating results, and financial condition, be expensive to remedy, and damage our reputation. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. Further, our cyber insurance may not protect against all of the costs and liabilities arising from a cyber attack.

If we suffer cybersecurity incidents or data breaches involving the designs, schematics or source code for our products, our brand, business and financial results could be adversely affected.

We attempt to securely store our designs, schematics and source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. If we or our partners are subject to data security breaches or cybersecurity incidents, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our brand, business and financial results.

We operate our business in jurisdictions where intellectual property theft or compromise is common.

Currently, we maintain significant operations in Asia, where a majority of our products are manufactured. Subject to contractual confidentiality obligations, we are required to share significant product design materials with third-parties necessary for the design and manufacture of our products. We cannot be sure that our data or intellectual property will not be compromised through cyber-intrusion, theft or other means, particularly when the data or intellectual property is held by partners in foreign jurisdictions. Should our intellectual property be compromised, it may be difficult to enforce our rights in China and other foreign jurisdictions in which we operate.

We collect, store, process, and use customer data, including certain personal and robot-specific information, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any cybersecurity incidents, data breaches, or our actual or perceived failure to comply with such legal obligations could harm our business.

Our latest floor cleaning robots, as well as additional products in development, collect, store, process, and use certain customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our business. We collect, store, process, and use personal information and other user data, and we rely on third parties that are not directly under our control to do so as well. If we experience a cybersecurity incident, or if our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to or acquire sensitive user data, which may expose us to a risk of loss, litigation, or regulatory proceedings. Depending on the nature of the information compromised, in the event of a cybersecurity incident, data breach or other unauthorized access to or acquisition of our user data, we may also have obligations to notify users about the cybersecurity incident or data breach, and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the cybersecurity incident or data breach. In addition, the regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. For example, the EU GDPR, UK GDPR, and the CCPA impose significant requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance.

In the United States, at the federal level, failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the FTCA), 15 U.S.C § 45(a). The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. In addition, laws similar to the CCPA have been passed in numerous other states and other states have proposed new privacy laws. State laws are changing rapidly and there are discussions in the U.S. Congress of new comprehensive federal data privacy laws to which we could become subject to, if enacted.

With respect to the collection and processing of personal data relating to the European Union ("EU"), European Economic Area ("EEA") and United Kingdom ("UK"), we are subject to the EU General Data Protection Regulation ("EU GDPR"), the UK General Data Protection Regulation ("UK GDPR"), as well as applicable data protection laws in effect in the Member States of the EEA and in the UK (including the UK Data Protection Act 2018) which govern the processing of personal data in connection with (a) the offering of goods or services to/the monitoring of the behavior of individuals in the UK and EEA; or (b) the activities of any of our establishments in the UK or any EEA Member State. The UK's data protection regime is independent from but aligned to the EU's data protection regime. In this Annual Report on Form 10-K, references to "GDPR" encompasses both the EU GDPR and UK GDPR, unless specified otherwise.

The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, limiting retention periods for personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party service providers. The GDPR also imposes strict rules on the transfer of personal data to countries outside of the UK and EEA that do not ensure an adequate level of protection, including the United States in certain circumstances, unless derogation exists or a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses (SCCs) and the UK International Data Transfer Agreement or Addendum (UK IDTA) have been put in place, and transfer impact assessments conducted. Any inability to transfer personal data from the UK or EEA to the United States in compliance with data protection laws may impede our operations and may adversely affect our business and financial position. Following the UK's exit from the EU on January 31, 2020, or Brexit, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between these territories. For example, the UK introduced a Data (Use and Access) Bill into the UK legislative process with the intention for this bill to reform the UK's data protection regime following Brexit. If passed, the final version of the Data (Use and Access) Bill may have the effect of further altering the similarities between the UK and EEA data protection regimes and threaten the UK adequacy decision from the EU Commission allowing the free flow of personal data from the UK to the EEA, which may lead to additional compliance costs and could increase our overall risk. This lack of clarity on future UK laws and regulations and their interaction with those of the EEA could add legal risk, uncertainty, complexity, and cost to our handling of European personal data and our privacy and security compliance programs, and could require us to implement different compliance measures for the UK and EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States and the UK may result in fines up to €20 million (£17.5 million for the UK GDPR) or 4% of a company's global annual revenues for the preceding financial year, whichever is higher. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Complying with these European data protection laws may impose significant costs or otherwise require us to divert resources or implement changes to our business processes, and any actual or perceived non-compliance could result in significant penalties, claims and reputational damage.

Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. Moreover, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification and consumer privacy laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data.

Further, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. Russia adopted such a law in 2014, and a similar law became effective in China in November 2021. If other countries in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition. Regulators and legislators in the United States are also increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Biden Administration's executive order Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern as implemented by Department of Justice regulations issued in December 2024, prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to countries of concern, including China. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls.

Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems have and may continue to result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that we receive from third-party suppliers as well as our quality control procedures relating to our products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

We use artificial intelligence ("AI") in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We have in the past and may in the future incorporate AI solutions into our products and features, and these applications may continue to become increasingly important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed, or contains copyrighted or other protected material, and if our customers or others use this content to their detriment, we may be exposed to brand or reputational harm, competitive harm, and/or legal liability. Developing, testing and deploying AI systems may also increase the cost profile of our products due to the nature of the computing costs involved in such systems.

The rapid evolution of AI, including government regulation of AI, requires significant resources to develop, test and maintain our products and features to help us implement AI ethically in order to minimize unintended, harmful impact. A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of AI and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU's Artificial Intelligence Act ("AI Act") entered into force on August 1, 2024, with most provisions becoming effective on August 2, 2026. This legislation imposes significant obligations on providers and deployers of AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. The scope of requirements depends on legal and risk determinations that rely on novel legal provisions that have not yet been interpreted by courts or regulators, and non-compliance can lead to significant fines. Likewise, in the U.S., several states, including Colorado and California, passed laws that will take effect in 2026 to regulate various uses of AI. If we develop or use AI systems governed by these laws or regulations, we will need to meet higher standards of data quality, transparency, monitoring and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.

Our vendors may also incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. In addition, the use of AI applications may result in, cybersecurity incidents or data breaches that implicate the personal data of end users of such applications. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any such cybersecurity incidents or data breaches related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, increased research and development costs, or legal liability. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks Related to Ownership of our Common Stock

The market price of our common stock may fluctuate significantly.

The market price of our common stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, projections or speculation about our business or that of our competitors by the media or investment analysts or uncertainty about current global economic conditions. Recently, our stock price has significantly fluctuated and declined. The stock market, as a whole, also has experienced extreme price and volume fluctuations that have affected the market price of the common stock of many technology companies in ways that may have been unrelated to such companies' operating performance. In addition, the market price of our common stock may be, and we believe recently has been, significantly impacted by investors covering large short positions in our common stock. Furthermore, we believe the market price of our common stock should reflect future growth and profitability expectations. If we fail to meet these expectations, the market price of our common stock may significantly decline.

In addition, there are many other factors that may cause the market price of our common stock to fluctuate, including:

- loss of key personnel;

- actual or anticipated variations in our quarterly operating results, including fluctuations resulting from changes in foreign exchange rates, or the quarterly financial results of companies perceived to be similar to us;

- deterioration and decline in general economic, industry and/or market conditions;

- announcements of technological innovations or new products or services by us or our competitors;

- changes in estimates of our financial results or recommendations by market analysts;

- announcements by us or our competitors of significant projects, contracts, acquisitions, strategic alliances or joint ventures; and

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter in the future. These fluctuations may be due to numerous factors including:

- the size, timing and mix of orders from retail stores and distributors for our consumer robots;

- the mix of products that we sell in the period;

- disruption of supply of our products from our manufacturers;

- disruptions to our supply chain due to inclement weather, pandemics, labor disruptions, terrorism, hostile acts or other factors beyond our control;

- seasonality in the sales of our products;

- the timing of new product introductions;

- unanticipated costs incurred in the introduction of new products;

- costs and availability of labor and raw materials;

- costs of freight and tariffs;

- changes in our rate of returns for our consumer products;

- our ability to introduce new products and enhancements to our existing products on a timely basis; and

- warranty costs associated with our consumer products.

We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter are below our expectations, we might not be able to reduce operating expenses for that quarter. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;

- a classified board of directors so that not all members of our board are elected at one time;

- advance notice requirements for stockholder proposals and nominations;

- the inability of stockholders to act by written consent or to call special meetings;

- the ability of our board of directors to make, alter or repeal our by-laws; and

- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

Cybersecurity Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining cybersecurity measures designed to safeguard our information systems and protect the confidentiality, integrity, and availability of our data, including customer data. We have strategically integrated cybersecurity risk management into our broader risk management framework, and incorporate cybersecurity considerations into our decision-making processes. iRobot's IT department evaluates and addresses cybersecurity risks in alignment with our risk profile, business objectives, and operational needs. In support of these processes, we employ cybersecurity technologies, including automated tools, designed to monitor, identify, and address cybersecurity risks.

In addition, iRobot's internal audit team facilitates risk assessment activities and manages formal IT general controls, evidence collection, and attestation for SOX compliance. We also engage with a range of external experts, including cybersecurity assessors and consultants to support the evaluation and testing of our risk management systems. These third parties assist with the preparation of threat assessments and penetration tests, and consult on security enhancements.

As part of our cybersecurity risk management program, we also implement risk-based processes to oversee and evaluate third-party vendors. Pursuant to these processes, as appropriate, we conduct security assessments of third-party vendors prior to onboarding, as well as ongoing monitoring of critical third-party vendors.

Although risks from cybersecurity threats have to date not materially affected us, our business strategy, results of operations or financial condition, we have, from time to time, experienced threats to security incidents related to our and our third-party vendors' data and systems. For more information, please see the risk factor entitled *"Cybersecurity risks could adversely affect our business and disrupt our operations"* in Item 1A - Risk Factors.

Governance Related to Cybersecurity Risks

The Board of Directors ("Board") has delegated oversight of the Company's cybersecurity risk management program to the Audit Committee. The Audit Committee is composed of board members with diverse expertise, including in the areas of risk management, technology, and finance. The Audit Committee periodically provides input regarding cybersecurity topics and initiatives, including the results of assessments, and cybersecurity policies.

The Security Director and the Senior Director Infrastructure & IT Operations have primary responsibility for informing the Audit Committee on cybersecurity risks. They provide periodic briefings to the Audit Committee, which may include topics such as updates regarding the cybersecurity threat landscape, the status of ongoing cybersecurity-related initiatives and strategies, and regulatory requirements.

The Senior Director Infrastructure & IT Operations has primary responsibility for assessing, monitoring and managing our cybersecurity risks, informed by thirty years of experience focusing on cloud, cybersecurity, and privacy in leadership roles at public companies. The Security Director also has thirty years of experience in the software and security industry, with executive positions in product security, security intelligence and data science. In his capacity at iRobot, the Security Director implements and oversees information security processes and regularly informs the Chief Financial Officer and Senior Director Infrastructure & IT Operations of cybersecurity developments, including potential threats and risk management techniques.

ITEM 2.   *PROPERTIES*

Our corporate headquarters are located in Bedford, Massachusetts, where we lease approximately 250,000 square feet. This lease expires on April 30, 2030. We also lease smaller facilities around the world. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

ITEM 3.   *LEGAL PROCEEDINGS*

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations. See Footnote 14 to our consolidated financial statements for a description of certain of our legal proceedings.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not Applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on The Nasdaq Global Select Market under the symbol "IRBT." As of February 28, 2025, there were approximately 30,628,585 shares of our common stock outstanding held by approximately 180 stockholders of record.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. The Credit Agreement limits our and our subsidiaries' ability to pay dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report on Form 10-K.

Form 10-K

ITEM 6. **[*RESERVED*]**

Not Applicable.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Overview

iRobot is a leading global consumer robot company that designs and builds robots that empower people to do more. With over 30 years of AI and advanced robotics experience, we are focused on building thoughtful robots and developing intelligent home innovations that help make life better for millions of people around the world. iRobot's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation. Leveraging this portfolio, we plan to add new capabilities and expand our offerings to help consumers make their homes easier to maintain, more efficient, more secure and healthier places to live.

Since our founding in 1990, we have developed the expertise necessary to design, build, sell and support durable, high-performance robots through the close integration of software, electronics and hardware. Following the introduction of the Roomba RVC in 2002, we have sold over 50 million consumer robots worldwide to become a global, market-leading consumer robotics innovator with a strong presence in a number of major geographic regions worldwide. In recent years, we have seen increased competition with new product offerings in the robotic floorcare segment and have conceded some market share. We believe our iRobot Elevate strategy introduced during fiscal 2024 will help facilitate the turnaround of our Company.

In 2024, iRobot began a journey of transformation designed to rebuild our Company both financially and strategically. We initiated, and largely completed, an operational restructuring plan designed to more closely align our cost structure with near-term revenue expectations with the goal of improved profitability. Leveraging a new asset-light model, we began to streamline our supply chain to set us up for speed and scale, while relying on our partners and contract manufacturers to provide non-core engineering functions. We launched iRobot Labs where all innovation and development of our IP will reside with the expectation of optimizing our research and development organization to focus on key innovations and critical consumer needs throughout the home and beyond. We have continued to innovate across several core technology areas including robotic vacuums, robotic mops, robotic lawn mowers, general robotic software including AI and vision-enabled technologies and mobile applications for robotic floor cleaners. We anticipate our extensive patent portfolio will enable us to accelerate the time to market, while also reducing the costs, time and other risks associated with product development. These capabilities are amplified by our proprietary robot, cloud and iRobot OS. iRobot OS provides consumers with greater control over where, when and how our robots work, simple integration with other smart home devices, thoughtful recommendations to further enhance the cleaning experience, and provide control to improve overall cleaning performance. We believe that our expertise in robot design, engineering, and smart home technologies along with our targeted focus on understanding and addressing consumer needs, positions us well to capitalize on a wider range of robotic and smart home categories over time.

In 2024, we introduced Roomba Combo Essential robot, Roomba Combo 2 Essential robot + AutoEmpty dock and Roomba Combo 10 Max robot + AutoWash dock. The Roomba Combo Essential robots replace Roomba 600 series with an added mopping function, more suction power, longer battery life and intelligent iRobot OS automations. These robots make the 2-in-1 cleaning experience more accessible to customers given the lower price point. The Roomba Combo 10 Max robot + AutoWash dock is an advanced robot vacuum and mop which brings independent cleaning to a new level. The robot is engineered to powerfully vacuum and mop multiple floor types while the dock automatically refills and recharges the robot, washes and dries the mopping pad, empties debris and self-cleans. In March 2025, we announced the launch of Roomba Plus 405 Combo Robot + AutoWash Dock that asserts intense suction, deep scrubbing and a maintenance-free dock, and Roomba Plus 505 Combo Robot + AutoWash Dock, featuring PerfectEdge technology to get deep into corners and a hands-free, multi-function dock that automatically empties debris, washes and heat-dries mop pads and self-cleans when finished.

Our total revenue for fiscal 2024 was $681.8 million, declining 23.4% from revenue of $890.6 million in fiscal 2023. Geographically, domestic revenue declined by $95.8 million, or 22.4%, and international revenue declined by $112.9 million, or 24.4%. Continuing from 2023, our revenue performance was impacted by lower orders from retailers and distributors due in part to a decline in consumer sentiment and resultant spending. Our 2024 performance was also impacted by incremental promotional spending to stimulate sell-through during the holiday season prior to our 2025 new product launches. The overall market conditions continued to be challenging, and we saw aggressive competition in EMEA, Japan and the U.S. throughout fiscal 2024. In recent years, with increased competition in the floorcare segment, we have conceded some market share to the competitive entrants. Customer focused innovation, however, continues to be an opportunity to expand the RVC market segment. During 2024, we saw overall segment market growth in EMEA driven by the introduction and growing adoption of robotic floorcare products with multi-functional docks which can wash, dry and heat the mop pad allowing autonomy of cleaning over a longer period of time. We expect to more fully participate in the robotic floorcare with multi-functional docks market segment with our renewed emphasis on consumer-focused innovation under our Elevate Strategy and expected 2025 product launches. On March 11, 2025, we announced the launch of a suite of new floor cleaning robots featuring elevated, premium design, improved technology, advanced features and an upgraded Roomba Home app We are leveraging our brand

and recently launched products with better design and more competitive features to improve our competitiveness in multiple price segments. Revenue from mid-tier robots (with an MSRP between $300 and $499) and premium robots (with an MSRP of $500 or more) represented 80% of our total robot sales during fiscal 2024 versus 83% during fiscal 2023.

In fiscal 2024, we focused on managing our cash and executing on our near-term robotic floorcare roadmaps. We announced an operational restructuring plan that was designed to more closely align our cost structure with near-term revenue expectations with the goal of improved profitability. During fiscal 2024, we initiated an overall workforce reduction of approximately 440 employees, which represented 40% of our global workforce as of December 30, 2023. We ended fiscal 2024 with 541 employees versus 1,113 employees at the end of fiscal 2023. In addition to the reduction of our headcount, we exited several smaller offices during fiscal 2024 and signed an additional sublease agreement during fiscal 2024 to sublease a portion of our headquarters. During fiscal 2024, we also scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and engaged in minimal new hiring. These actions contributed to a total reduction of $126.4 million in operating expenses for fiscal 2024 as compared to the prior fiscal year, which excludes the one-time benefits of $75.2 million related to the Parent Termination Fee and $13.5 million related to the Litigation Settlement. During fiscal 2024, we continued to carefully manage our inventory to a level that aligns with current run rates and seasonality of the business.

In March 2022, the Section 301 List 3 Tariff Exclusion was reinstated, which eliminated the 25% tariff on Roomba products imported from China beginning on October 12, 2021 and continuing until December 31, 2022. This exclusion, which was subsequently extended until September 30, 2023 and then further extended until May 31, 2024, entitled us to a refund of approximately $32.0 million in tariffs paid. During fiscal 2022, we recognized a benefit of $11.7 million from tariff refunds as reduction to cost of product revenue related to tariffs paid on products imported after October 12, 2021 and sold during fiscal 2021.

Amendment to Credit Agreement

 On March 11, 2025, we entered into Amendment No. 1 to our credit agreement (the "Credit Agreement") with TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent (the "Agent") and the lenders party thereto (the "Lenders"). Pursuant to Amendment No. 1, the Lenders waived, until May 6, 2025 (the "Amendment Period"), our covenant obligations to (1) provide a report and opinion of our auditor with respect to our annual consolidated financial statements for fiscal year 2024 without an exception regarding our ability to continue as a going concern (the "Going Concern Covenant") and (2) maintain a minimum level of core assets (the "Minimum Core Assets Covenant" and, together with the Going Concern Covenant, the "Specified Covenants"). No event of default will occur under the Credit Agreement as a result of failure to comply with the Specified Covenants during the Amendment Period; however, we are still obligated to comply with the Specified Covenants after the end of the Amendment Period and if we do not, unless the Lenders further extend such waiver by the end of the Amendment Period, an event of default will occur. As noted elsewhere in this Annual Report on Form 10-K, the consolidated financial statements for the fiscal year ended December 28, 2024 included herein include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern; therefore, we would be in breach of the Going Concern Covenant and the Agent would be able to exercise all applicable remedies under the Credit Agreement but for Amendment No. 1 described above. As of the date of filing of this Annual Report on Form 10-K, we are in compliance with the Minimum Core Assets Covenant. In connection with Amendment No. 1, we returned to a controlled account for the benefit of the Agent and the Lenders the $40.0 million that we elected to withdraw from such controlled account during the third quarter of 2024 for the purchase of inventory, and the Agent deferred payment of the related $4.0 million use fee until the end of the Amendment Period. Amendment No. 1 also requires us to provide more frequent supplemental financial reporting to the Agent. Fees payable by us to the Lenders in connection with Amendment No. 1 include (1) $3.6 million (representing 2.0% of the aggregate principal amount of term loans outstanding), which will be paid in kind via an increase of the outstanding principal amount of the Term Loan and (2) issuing to the Lenders on the date of Amendment No. 1 warrants to purchase an aggregate of 1,840,503 shares of our common stock (equal to six percent of our outstanding common stock as of March 10, 2025), with an exercise price of $0.01 per share.

Termination of Merger Agreement

As previously disclosed, on August 4, 2022, we entered into the Original Merger Agreement with Amazon and Merger Sub providing for, among other things, the merger of Merger Sub with and into us, with us surviving the merger as a wholly owned subsidiary of Amazon. On July 24, 2023, iRobot, Amazon and Merger Sub entered into the Amendment. The Amendment adjusted the merger consideration to reflect the incurrence of the Term Loan (see Note 10 to our consolidated financial statements).

On January 28, 2024, we and Amazon mutually agreed to terminate the Merger Agreement and entered into a mutual termination agreement effective as of such date. The termination of the Merger Agreement was approved by our Board of Directors. In accordance with the terms of the Termination Agreement, Amazon made a cash payment to us in the previously agreed amount of $94.0 million on January 29, 2024. During the first quarter of fiscal 2024, as a result of the termination of the

Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon, we made a payment of $18.8 million for professional fees incurred in connection with the Transactions. In accordance with the terms of the Credit Agreement, we applied $35.0 million to repay a portion of the Term Loan. The remaining $40.0 million of the Parent Termination Fee was set aside as restricted cash to be used for future repayments of the Term Loan subject to our limited rights to utilize such amounts for the purchase of inventory. The Parent Termination Fee received net of professional fees paid was $75.2 million and was recorded during the first quarter of fiscal 2024 as a benefit in operating expense, which is classified in general and administrative expenses on the consolidated statements of operations.

Fiscal Periods

We operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, our fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter. As used in this Annual Report on Form 10-K, "fiscal 2024" refers to the 52-week fiscal year ending December 28, 2024, "fiscal 2023" refers to the 52-week fiscal year ended December 30, 2023, and "fiscal 2022" refers to the 52-week fiscal year ended December 31, 2022.

Key Financial Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements in accordance with GAAP, we use the following key metrics, including non-GAAP financial measures, to evaluate and analyze our core operating performance and trends, and to develop short-term and long-term operational plans. The most directly comparable financial measures to the following non-GAAP metrics calculated under U.S. GAAP are gross profit, gross margin, operating loss and operating margin. In fiscal 2024, 2023 and 2022, we had gross profit of $142.4 million, $196.4 million and $350.1 million, gross margin of 20.9%, 22.0%, and 29.6%, operating loss of ($103.0) million, ($264.1) million, and ($240.4) million and operating margin of (15.1)%, (29.7)% and (20.3)%, respectively. A summary of key metrics and certain non-GAAP financial measures for fiscal 2024, 2023 and 2022, is as follows:

	Fiscal Year Ended					
	December 28, 2024		December 30, 2023		December 31, 2022	
	(dollars in thousands, except average gross selling prices)					
	(unaudited, except for total revenue)					
Total Revenue	$	681,849	$	890,580	$	1,183,383
Non-GAAP Gross Profit	$	149,475	$	200,435	$	348,385
Non-GAAP Gross Margin		21.9 %		22.5 %		29.4 %
Non-GAAP Operating Loss	$	(117,837)	$	(198,775)	$	(172,594)
Non-GAAP Operating Margin		(17.3)%		(22.3)%		(14.6)%
Total robot units shipped (in thousands)		2,463		3,034		4,182
Average gross selling prices for robot units	$	340	$	360	$	337

Our non-GAAP financial measures reflect adjustments based on the following items. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations from these results, provided below, should be carefully evaluated.

Amortization of Acquired Intangible Assets: Amortization of acquired intangible assets consists of amortization of intangible assets including completed technology, customer relationships, and reacquired distribution rights acquired in connection with business combinations as well as any non-cash impairment charges associated with intangible assets in connection with our past acquisitions. Amortization charges for our acquisition-related intangible assets are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions.

Net Merger, Acquisition and Divestiture (Income) Expense: Net merger, acquisition and divestiture (income) expense primarily consists of transaction fees, professional fees, and transition and integration costs directly associated with mergers, acquisitions and divestitures, including with respect to the Merger. It also includes business combination adjustments including adjustments after the measurement period has ended. During the first quarter of fiscal 2024, the adjustment included the impact of the Termination Agreement and receipt of the Parent Termination Fee.

Stock-Based Compensation: Stock-based compensation is a non-cash charge relating to stock-based awards.

Tariff Refunds: Our exclusion from Section 301 List 3 tariff was reinstated in March 2022, which temporarily eliminated tariffs on our Roomba products imported from China beginning on October 12, 2021 until December 31, 2022. This temporary exclusion, which was subsequently extended until December 31, 2023, and then further extended until May 31, 2024, entitled us to a refund of all related tariffs previously paid since October 12, 2021. We exclude the refunds for tariff costs expensed during fiscal 2021 from our fiscal 2022 non-GAAP measures because those tariff refunds associated with tariff costs incurred in the past have no impact on our current period earnings.

Restructuring and Other: Restructuring charges are related to one-time actions associated with realigning resources, enhancing operational productivity and efficiency, or improving our cost structure in support of our strategy. Such actions are not reflective of ongoing operations and include costs primarily associated with severance and related costs, charges related to paused work unrelated to our core business, costs associated with the Chief Executive Officer transition and other non-recurring costs directly associated with resource realignments tied to strategic initiatives or changes in business conditions.

Gain/Loss on Strategic Investments: Gain/loss on strategic investments includes fair value adjustments, realized gains and losses on the sales of these investments and losses on the impairment of these investments.

Debt Issuance Costs: Debt issuance costs include various incremental fees and commissions paid to third parties in connection with the issuance of debt.

Income Tax Adjustments: Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. We regularly assess the need to record valuation allowances based on the non-GAAP profitability and other factors. We also exclude certain tax items, including the impact from stock-based compensation windfalls/shortfalls, that are not reflective of income tax expense incurred as a result of current period earnings.

We exclude these items from our non-GAAP measures to facilitate an evaluation of our current operating performance and comparisons to our past operating performance. These items may vary significantly in magnitude or timing and do not necessarily reflect anticipated future operating activities. In addition, we believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared with our peer companies.

The following table reconciles gross profit, operating loss, net loss and net loss per share on a GAAP and non-GAAP basis for fiscal 2024, 2023, and 2022:

	Fiscal Year Ended		
	December 28, 2024	**December 30, 2023**	**December 31, 2022**
	(in thousands, except per share amounts)		
GAAP Gross Profit	$ 142,357	$ 196,371	$ 350,093
Amortization of acquired intangible assets	—	1,166	2,812
Stock-based compensation	1,930	3,160	2,194
Tariff refunds	—	—	(11,727)
Net merger, acquisition and divestiture (income) expense	—	(262)	462
Restructuring and other	5,188	—	4,551
Non-GAAP Gross Profit	$ 149,475	$ 200,435	$ 348,385
GAAP Gross Margin	20.9 %	22.0 %	29.6 %
Non-GAAP Gross Margin	21.9 %	22.5 %	29.4 %
GAAP Operating Loss	$ (102,950)	$ (264,080)	$ (240,383)
Amortization of acquired intangible assets	1,543	6,532	15,361
Stock-based compensation	24,476	36,056	31,905
Tariff refunds	—	—	(11,727)
Net merger, acquisition and divestiture (income) expense	(74,813)	14,562	18,657
Restructuring and other	33,907	8,155	13,593
Non-GAAP Operating Loss	$ (117,837)	$ (198,775)	$ (172,594)
GAAP Operating Margin	(15.1)%	(29.7)%	(20.3)%
Non-GAAP Operating Margin	(17.3)%	(22.3)%	(14.6)%
GAAP Net Loss	$ (145,518)	$ (304,710)	$ (286,295)
Amortization of acquired intangible assets	1,543	6,532	15,361
Stock-based compensation	24,476	36,056	31,905
Tariff refunds	—	—	(11,727)
Net merger, acquisition and divestiture (income) expense	(74,813)	14,562	18,657
Restructuring and other	33,907	8,155	13,593
Loss on strategic investments	370	3,910	19,718
Debt issuance costs	583	11,837	—
Income tax effect	(3,067)	9,611	76,424
Non-GAAP Net Loss	$ (162,519)	$ (214,047)	$ (122,364)
GAAP Net Loss Per Diluted Share	$ (4.92)	$ (11.01)	$ (10.52)
Dilutive effect of non-GAAP adjustments	(0.57)	3.28	6.02
Non-GAAP Net Loss Per Diluted Share	$ (5.49)	$ (7.73)	$ (4.50)

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates and assumptions are based on historical experience and various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from our estimates.

The accounting policies, methods and estimates used to prepare our financial statements are described in Note 2, *Summary of Significant Accounting Policies,* of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. We consider the following accounting policies to be those that are most important to the portrayal of our financial condition and that require a higher degree of judgment:

- revenue recognition;

- goodwill and other long-lived assets;

- fair value of Term Loan; and

- accounting for income taxes.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns and other credits and incentives. Revenue is recognized only to the extent that it is probable that a significant reversal of revenue will not occur and when collection is considered probable.

Frequently, our contracts with customers contain multiple promised goods or services. Such contracts may include any of the following, the consumer robot, downloadable app, cloud services, accessories on demand, potential future unspecified software upgrades and extended warranties. For these contracts, we account for the promises separately as individual performance obligations if they are distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract.

Our contracts with customers may contain multiple promises to transfer products and services as described above. Determining whether products and services are considered distinct may require judgment.

Determining the standalone selling price ("SSP") for each distinct performance obligation requires judgment. We allocate revenue to all distinct performance obligations based on their relative SSPs. When available, we use observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. Our process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the facts and circumstances related to each performance obligation including, market data or the estimated cost of providing the products or services.

Determining the revenue recognition period for services requires judgment. Services and support are recognized over their service periods.

Estimating variable consideration such as product returns and sales incentives requires judgment. We provide limited rights of returns for direct-to-consumer sales generated through its online stores and certain resellers and distributors. We record an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and our expectation of future returns. In addition, we may provide other credits or incentives which are accounted for as variable consideration when estimating the amount of revenue to recognize. Where appropriate, these estimates take into consideration relevant factors such as our historical experience, current contractual requirements, specific known market events and forecasted inventory level in the channels. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. We regularly evaluate the adequacy of our estimates for product returns and other credits and incentives. Future market conditions and product transitions may require us to take action to change such programs and related estimates. When the variables used to estimate these reserves change, or if actual results differ significantly from the estimates, we would be required to increase or reduce revenue to reflect the impact.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but rather is assessed for impairment at the reporting unit level annually during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment exist. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit.

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets and intangible assets. We periodically evaluate the recoverability of other long-lived assets whenever events and changes in circumstances, such as reductions in demand or significant economic slowdowns in the industry, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

The impairment assessment of goodwill and other long-lived assets involves significant estimates and assumptions, which may be unpredictable and inherently uncertain. These estimates and assumptions include identification of reporting units and asset groups, long-term growth rates, profitability, estimated useful lives, comparable market multiples, and discount rates. Any changes in these assumptions could impact the result of the impairment assessment.

Fair Value of Term Loan

We elected to account for the Term Loan under Accounting Standards Codification ("ASC") No. 825 "Financial Instruments" using the fair value option. In valuing the Term Loan, we utilized the valuation from an independent third-party specialist, which uses a discounted cash flow valuation model. Estimates of the fair value are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows, expected interest rate volatility and the discount rate. Changes in these estimates and assumptions or the relationship between those assumptions impact our valuation as of the valuation date and may have a material impact on the valuation.

Accounting for Income Taxes

We are subject to income taxes in the United States and other foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis using enacted tax rates in effect in the years in which those temporary differences are expected to be recovered or settled in each jurisdiction. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all the deferred tax assets will not be realized. In making this assessment, we consider historical profitability, projected future taxable income, future reversals of existing taxable temporary differences, as well as feasible tax planning strategies in each jurisdiction. Based on our assessment, we have concluded that a full valuation allowance on our U.S. and certain foreign net deferred tax assets continues to be appropriate. We intend to continue maintaining a full valuation allowance on our U.S. and certain foreign deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that, based on technical merits, the position will be sustained upon examination by the tax authorities. The tax benefits of the position recognized in the financial statements are then measured based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. In addition, we recognize interest and penalties related to unrecognized tax benefits as a component of the income tax provision.

Overview of Results of Operations

The following table sets forth our results of operations for the periods shown (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	$ 681,849	$ 890,580	$ 1,183,383
Cost of revenue:			
Cost of product revenue	534,304	693,043	825,927
Restructuring and other	5,188	—	4,551
Amortization of acquired intangible assets	—	1,166	2,812
Total cost of revenue	539,492	694,209	833,290
Gross profit	142,357	196,371	350,093
Operating expenses:			
Research and development	93,283	143,526	165,222
Selling and marketing	138,828	199,304	290,073
General and administrative	(17,066)	104,100	113,590
Restructuring and other	28,719	8,155	9,042
Amortization of acquired intangible assets	1,543	5,366	12,549
Total operating expenses	245,307	460,451	590,476
Operating loss	(102,950)	(264,080)	(240,383)
Other expense, net	(42,190)	(28,975)	(21,300)
Loss before income taxes	(145,140)	(293,055)	(261,683)
Income tax expense	378	11,655	24,612
Net loss	$ (145,518)	$ (304,710)	$ (286,295)

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue:			
Cost of product revenue	78.4	77.9	69.8
Restructuring and other	0.7	0.0	0.4
Amortization of acquired intangible assets	0.0	0.1	0.2
Total cost of revenue	79.1	78.0	70.4
Gross margin	20.9	22.0	29.6
Operating expenses:			
Research and development	13.7	16.1	14.0
Selling and marketing	20.4	22.4	24.5
General and administrative	(2.5)	11.7	9.6
Restructuring and other	4.2	0.9	0.8
Amortization of acquired intangible assets	0.2	0.6	1.0
Total operating expenses	36.0	51.7	49.9
Operating loss	(15.1)	(29.7)	(20.3)
Other expense, net	(6.2)	(3.2)	(1.8)
Loss before income taxes	(21.3)	(32.9)	(22.1)
Income tax expense	0.0	1.3	2.1
Net loss	(21.3)%	(34.2)%	(24.2)%

Comparison of Years Ended December 28, 2024, December 30, 2023 and December 31, 2022

Revenue

We primarily derive our revenue from sales of our consumer robots and accessories directly to consumers through online stores and through our Home app and indirectly through retailers and distributors. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

The following table shows revenue for fiscal 2024, 2023 and 2022 (dollars in thousands):

	Fiscal Year Ended				
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Revenue	$ 681,849	$ 890,580	$ 1,183,383	$ (208,731)	$ (292,803)

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Revenue decreased 23.4% to $681.8 million in fiscal 2024 from $890.6 million in fiscal 2023. Geographically, in fiscal 2024, domestic revenue decreased $95.8 million, or 22.4%, while international revenue decreased $112.9 million, or 24.4%, which primarily reflected a 27.7% decrease in Japan and 24.5% decrease in EMEA. The decrease in revenue also reflected a 18.8% decrease in total robots shipped, as well as a 5.6% decrease in gross average selling price driven by product mix as we are leveraging our new product launches to the entry market. The decrease in revenue and robots shipped during fiscal 2024 was impacted by lower orders from retailers and distributors largely resulting from a decline in consumer sentiment, and continuing aggressive competition in the market, which required additional promotional activities and pricing adjustments.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Revenue decreased 24.7% to $890.6 million in fiscal 2023 from $1,183.4 million in fiscal 2021. Geographically, in fiscal 2023, domestic revenue decreased $186.6 million, or 30.3%, while international revenue decreased $106.2 million, or 18.7%, which primarily reflected a 21.4% decrease in Japan and 10.8% decrease in EMEA. The decrease in revenue also reflected a 27.5% decrease in total robots shipped, offset by a 6.8% increase in gross average selling price driven by product mix to our premium robots for fiscal 2023, compared to fiscal 2022. The decrease in revenue and robots shipped during fiscal 2023 was impacted by lower orders from retailers and distributors largely resulting from a decline in consumer sentiment, and resultant spending, as well as increased pricing competition in the market.

Cost of Product Revenue

Cost of product revenue primarily consists of product cost, including costs of our contract manufacturers for production and component product costs, inbound and outbound freight, import duties, tariffs, logistics and fulfillment costs, manufacturing and tooling equipment depreciation, hosting costs, warranty cost and excess and obsolete inventory write-downs. In addition, we include other expenses associated with supply chain logistics including personnel-related expenses. We outsource the manufacture of our products to contract manufacturers in Southern China, Vietnam and Malaysia. During 2024, we continued efforts to scale manufacturing capacity in Vietnam and we expect substantially all of our robotic floorcare products for U.S. import to be produced by our contract manufacturers outside of China. In addition, because our purchase contracts with our contract manufacturers in China, Vietnam and Malaysia are typically denominated in U.S. dollars, changes in currency exchange rates may impact our suppliers and increase our prices.

The following table shows cost of product revenue for fiscal 2024, 2023 and 2022 (dollars in thousands):

	Fiscal Year Ended				
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Cost of product revenue	$ 534,304	$ 693,043	$ 825,927	$ (158,739)	$ (132,884)
As a percentage of revenue	78.4 %	77.9 %	69.8 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Cost of product revenue decreased $158.7 million, or 22.9%, to $534.3 million in fiscal 2024, compared to $693.0 million in fiscal 2023. The decrease in cost was primarily driven by the 23.4% decrease in revenue and improved cost profile by new products launched in 2024 and cost reductions on existing products. The decrease was partially offset by adjustments for obsolete or excess inventory and losses on purchase commitments in fiscal 2024. During fiscal 2024, we finalized our 2025 product roadmap as part of our transition to a new contract manufacturing paradigm. As a result, we recorded charges totaling $26.6 million during fiscal 2024, including a $11.8 million non-cash reserve for obsolete or excess component inventory and a $14.8 million charge for losses on non-cancelable purchase commitments with our contract manufacturers and suppliers.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Cost of product revenue decreased $132.9 million, or 16.1%, to $693.0 million in fiscal 2023, compared to $825.9 million in fiscal 2022. The decrease in cost was primarily driven by the 24.7% decrease in revenue and lower product costs and ocean freight costs on new inventory purchased and sold during fiscal 2023 as we saw improvements in the industry-wide supply chain environment post-pandemic. The lower costs were offset by higher rework costs on our fiscal 2022 on-hand inventory to fulfill orders in fiscal 2023 as we continued to focus on reducing inventory. During fiscal 2023, the cost was also impacted by higher losses related to purchase commitments with our contract manufacturers and higher excess and obsolete inventory write-downs. During fiscal 2022, we recorded a $11.7 million benefit to cost of product revenue related to tariffs expensed in fiscal 2021.

Gross Profit

Our gross profit as a percentage of revenue, referred to as our gross margin, varies according to the mix of products sold, the channel mix through which we sell our products, the level of promotional activities, fluctuations of the impacts of our product and material cost saving initiatives, the foreign currency in which our products are sold, and tariff and duty costs imposed by governmental authorities.

The following table shows gross profit for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Gross profit	$ 142,357	$ 196,371	$ 350,093	$ (54,014)	$ (153,722)
Gross margin	20.9 %	22.0 %	29.6 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Gross profit decreased $54.0 million, or 27.5%, to $142.4 million (20.9% of revenue) in fiscal 2024 from $196.4 million (22.0% of revenue) in fiscal 2023. Gross margin decreased 1.1 percentage points driven by continued increases in promotional and pricing activities, lower leverage on our fixed costs due to decreased revenue, as well as charges related to non-cash reserve for obsolete or excess component inventory and losses on non-cancelable purchase commitments during fiscal 2024. The decrease in gross margin is partially offset by lower product costs from the improved cost profile of new products launched in 2024 and cost reductions on existing products as well as reduced people-related costs as a result of the restructuring activities during fiscal 2024. Although we have taken a wide range of actions to drive gross margin improvement through a multitude of product cost optimization, manufacturing and supply chain initiatives that have been implemented over the past few quarters, our ability to deliver sustainable gross margin improvement will largely depend on our ability to drive revenue growth and seasonality of our business.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Gross profit decreased $153.7 million, or 43.9%, to $196.4 million (22.0% of revenue) in fiscal 2023 from $350.1 million (29.6% of revenue) in fiscal 2022. Gross margin decreased 7.6 percentage points driven by continued increases in promotional and pricing activities, lower leverage on our fixed costs, higher rework costs on our on-hand inventory to fulfill orders as we continued to focus on reducing our inventory from fiscal 2022. The gross margin was also negatively impacted by higher losses related to purchase commitments with our contract manufacturers and higher excess and obsolete inventory write-downs during the year. In addition, during the first quarter of 2022, we recognized an $11.7 million benefit from tariff refunds. The decrease in gross margin is partially offset by lower product costs and ocean freight costs on new inventory purchased and sold during this fiscal year as we have seen improvements in the industry-wide supply chain environment post-pandemic, favorable impact from improved channel mix to our direct-to-consumer channel, as well as reduced people-related costs as a result of the restructuring activities.

Research and Development

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- contractors and consulting expenses;
- costs of components and test equipment used for product, tooling and prototype development; and
- occupancy and other overhead costs.

Our research and development team develops new software and hardware products as well as improves and enhances our existing software and hardware products to address customer demands and emerging trends. On January 29, 2024, following the termination of the Merger Agreement, we announced the implementation of an operational restructuring plan to drive profitability. This plan includes a reduction in workforce as well as shifting lower-value commodity engineering work with greater reliance on contract manufacturers. We will continue to invest in software intelligence, higher-value robotics, computer vision, machine learning and complex mechanical design to improve the core functionality of our robots. We are committed to consistently maintaining our high level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer markets as well as new markets for robots.

The following table shows research and development costs for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Research and development	$ 93,283	$ 143,526	$ 165,222	$ (50,243)	$ (21,696)
As a percentage of revenue	13.7 %	16.1 %	14.0 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Research and development expenses decreased $50.2 million, or 35.0%, to $93.3 million (13.7% of revenue) in fiscal 2024 from $143.5 million (16.1% of revenue) in fiscal 2023. This decrease was primarily due to a $38.7 million decrease in people-related costs and a $6.3 million decrease related to stock-based compensation associated with lower headcount resulting from the 2024 operating restructuring plan, as well as a $8.7 million decrease in program-related costs in fiscal 2024. During fiscal 2023, we reversed $1.8 million of costs for retention bonuses associated with the Merger and $1.5 million costs in short-term incentive compensation due to underperformance in fiscal 2023, both of which partially offset the decreases.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Research and development expenses decreased $21.7 million, or 13.1%, to $143.5 million (16.1% of revenue) in fiscal 2023 from $165.2 million (14.0% of revenue) in fiscal 2022. This decrease was primarily due to a $11.2 million decrease in people-related costs associated with lower headcount, a $6.4 million decrease in program-related costs, a $3.7 million decrease in retention bonuses associated with the Merger and a $1.8 million decrease in short-term incentive compensation cost due to underperformance in fiscal 2023. These decreases are partially offset by a $1.9 million increase related to stock-based compensation.

Selling and Marketing

Our selling and marketing expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;

- advertising, marketing and other brand-building costs;

- product display expenses;

- customer service costs; and

- technology subscription and cloud expenses.

On January 29, 2024, following the termination of the Merger Agreement, we announced the implementation of an operational restructuring plan to drive profitability. This announced plan included a reduction in workforce and is designed to target our selling and marketing expenditures to a level consistent with industry standards in the consumer products market by centralizing resources on more limited geographies and consolidate marketing efforts for efficiencies. Entering 2025, we continued to fund critical marketing, advertising and public relations efforts to build demand generation in ways that amplify the iRobot and applicable product brands, generate consumer interest in our products and perpetuate customer word-of-mouth to encourage repeat purchases by existing customers and inspire new customers to buy our products. Since we anticipate that market conditions will remain challenging into 2025, we plan to carefully align working media and other demand-generation activities.

The following table shows selling and marketing costs for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Selling and marketing	$ 138,828	$ 199,304	$ 290,073	$ (60,476)	$ (90,769)
As a percentage of revenue	20.4 %	22.4 %	24.5 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Selling and marketing expenses decreased by $60.5 million, or 30.3%, to $138.8 million (20.4% of revenue) in fiscal 2024 from $199.3 million (22.4% of revenue) in fiscal 2023. This decrease was primarily attributable to scaled back working media and other demand-generation activities totaling approximately $45.3 million as well as a $11.6 million decrease in people-related costs associated with lower headcount.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Selling and marketing expenses decreased by $90.8 million, or 31.3%, to $199.3 million (22.4% of revenue) in fiscal 2023 from $290.1 million (24.5% of revenue) in fiscal 2022. This decrease was primarily attributable to scaled back working media and other demand-generation activities totaling approximately $65.9 million as well as a $16.4 million decrease in people-related costs associated with lower headcount.

General and Administrative

Our general and administrative expenses consist primarily of:

- salaries and related costs for executives and administrative personnel;

- professional services costs;

- information systems and infrastructure costs;

- travel and related costs;

- occupancy and other overhead costs;

- IP litigation related costs; and

- acquisition-related costs associated with the Merger, including termination fees, legal fees and retention bonuses.

The following table shows general and administrative costs for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
General and administrative	$ (17,066)	$ 104,100	$ 113,590	$ (121,166)	$ (9,490)
As a percentage of revenue	(2.5)%	11.7 %	9.6 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

General and administrative expenses decreased by $121.2 million, or 116.4%, to ($17.1) million ((2.5)% of revenue) in fiscal 2024 from $104.1 million (11.7% of revenue) in fiscal 2023. This decrease was driven by receipt of the $94.0 million Parent Termination Fee, offset by a payment of $18.8 million for professional fees incurred in connection with the Transactions, a one-time benefit of $13.5 million related to the Litigation Settlement, and decreases of $7.6 million in people-related costs and $2.7 million in stock-based compensation associated with lower headcount resulting from the 2024 operational restructuring plan. The decrease is also attributable to $17.8 million of costs incurred in fiscal 2023 associated with the Merger which was terminated in January 2024.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

General and administrative expenses decreased by $9.5 million, or 8.4%, to $104.1 million (11.7% of revenue) in fiscal 2023 from $113.6 million (9.6% of revenue) in fiscal 2022. This decrease was driven by reductions of $4.5 million in people-related costs associated with lower headcount, $3.8 million in retention bonuses associated with the Merger, $3.5 million in intellectual property litigation costs, $2.0 million related to the allowance for credit losses as well as $1.0 million in short-term incentive compensation costs in fiscal 2023. During fiscal 2023 and 2022, we incurred $17.8 million and $15.3 million, respectively, in fees associated with the Merger which was terminated in January 2024.

Restructuring and Other

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Cost of revenue	$ 5,188	$ —	$ 4,551	$ 5,188	$ (4,551)
Operating expense	28,719	8,155	9,042	20,564	(887)
Total Restructuring and other	$ 33,907	$ 8,155	$ 13,593	$ 25,752	$ (5,438)
As a percentage of revenue	5.0 %	0.9 %	1.1 %		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

Restructuring and other expenses increased $25.8 million, or 315.8%, to $33.9 million (5.0% of revenue) in fiscal 2024 from $8.2 million (0.9% of revenue) in fiscal 2023. The increase was driven by the 2024 operational restructuring plan which began in March 2024 and includes $22.2 million of severance-related costs as well as other restructuring costs of $11.7 million, $9.4 million of which was associated with the write-offs and material liabilities related to our core floorcare business. In addition, we recorded CEO transition costs totaling $0.8 million, $2.1 million of which related to CEO search fees and cash compensation charges associated with the transition-related agreements with Colin Angle and Glen D. Weinstein, offset by modification adjustments of ($1.2) million related to their stock-based awards. The $8.2 million of restructuring and other expenses during fiscal 2023 was related to our previous restructuring plan initiated in February 2023.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

Restructuring and other expenses decreased $5.4 million, or 40.0%, to $8.2 million (0.9% of revenue) in fiscal 2023 from $13.6 million (1.1% of revenue) in fiscal 2022. The $8.2 million of restructuring and other expenses during fiscal 2023 was driven by the 2023 operational restructuring plan which began in February 2023 and included $4.0 million in asset write offs and impairment related to the plan to sublease portions of our headquarters in Bedford with the intent to reduce our global office footprint ("Facility restructuring"), as well as $3.6 million of severance-related costs. The $13.6 million of restructuring and other expenses during fiscal 2022 was related to $6.1 million in severance from the August 2022 restructuring, $4.0 million related to consolidation of warehouses and $3.4 million in asset write off and impairment related to the Facility restructuring plan.

Amortization of Acquired Intangible Assets

Amortization of acquired technology and reacquired distribution rights are recorded within cost of revenue whereas the amortization of acquired customer relationships, non-compete agreements and tradenames are recorded within operating expenses. Reacquired distribution rights are amortized on an accelerated basis, while all other intangible assets are amortized over their respective estimated useful lives on a straight-line basis, consistent with the pattern in which the economic benefits are being utilized.

The following table shows total amortization expense for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | | | | |
	December 28, 2024		December 30, 2023		December 31, 2022		$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Cost of revenue	$	—	$	1,166	$	2,812	$ (1,166)	$ (1,646)
Operating expense		1,543		5,366		12,549	(3,823)	(7,183)
Total amortization expense	$	1,543	$	6,532	$	15,361	$ (4,989)	$ (8,829)
As a percentage of revenue		0.2 %		0.7 %		1.3 %		

Amortization of acquired intangible assets during fiscal 2024 was primarily related to accelerated amortization on acquired intangible assets. Amortization of acquired intangible assets during fiscal 2023 and 2022 were primarily related to $4.9 million and $11.1 million, respectively, of recorded impairment loss on acquired intangible assets associated with the acquisition of Aeris Cleantec AG.

Other expense, net

Other expense, net includes interest income, interest expense, foreign currency gains (losses) as well as gains (losses) from strategic investments, debt issuance costs, and adjustments related to the change in fair value of debt. Other expense, net during fiscal 2024, 2023 and 2022 consists of the following (dollars in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Interest income	$ 7,926	$ 5,615	$ 1,408
Interest expense	(21,487)	(12,857)	(1,875)
Changes in fair value of Term Loan	(24,557)	(5,904)	—
Debt issuance costs	(583)	(11,837)	—
Loss on strategic investments	(370)	(3,910)	(19,718)
Other	(3,119)	(82)	(1,115)
Total other expense, net	$ (42,190)	$ (28,975)	$ (21,300)
As a percentage of revenue	(6.2)%	(3.2)%	(1.8)%

In connection with the Term Loan issued in July 2023, we incurred $0.6 million and $11.8 million of debt issuance costs, and $24.6 million and $5.9 million of non-cash charges due to change in fair value of our Term Loan, respectively, during fiscal 2024 and 2023. We also incurred cash interest expense during fiscal 2024 and 2023, which are partially offset by interest income due to higher yields on our cash and cash equivalents. In fiscal 2022, other expense included a net loss of $19.7 million from our strategic investments.

Income Tax Provision

The following table shows income tax provision for fiscal 2024, 2023 and 2022 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 28, 2024	December 30, 2023	December 31, 2022	$ Change 2024 vs. 2023	$ Change 2023 vs. 2022
Income tax provision	$ 378	$ 11,655	$ 24,612	$ (11,277)	$ (12,957)
As a percentage of pre-tax income	(0.3)%	(4.0)%	(9.4)%		

Year ended December 28, 2024 as compared to the year ended December 30, 2023

We recorded an income tax provision of $0.4 million and $11.7 million for fiscal 2024 and fiscal 2023, respectively. The $0.4 million income tax provision for fiscal 2024 resulted in an effective income tax rate of (0.3)%. The $11.7 million income tax provision for fiscal 2023 resulted in an effective income tax rate of (4.0)%.

Our effective income tax rate of (0.3)% for fiscal 2024 differed from the federal statutory tax rate of 21% primarily due to the recording of a full valuation allowance against our U.S. and certain foreign deferred tax assets. We have assessed, on a jurisdictional basis, the realization of our net deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax planning strategies and available sources of future taxable income. We have concluded that a valuation allowance on our U.S. net deferred tax assets continues to be appropriate. In addition, valuation allowances were established in certain foreign jurisdictions during fiscal 2023 considering cumulative taxable losses in recent years and uncertainty with respect to future taxable income. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

Year ended December 30, 2023 as compared to the year ended December 31, 2022

We recorded an income tax provision of $11.7 million and $24.6 million for fiscal 2023 and fiscal 2022, respectively. The $11.7 million income tax provision for fiscal 2023 resulted in an effective tax rate of (4.0)%. The $24.6 million income tax provision for fiscal 2022 resulted in an effective income tax rate of (9.4)%.

Our effective income tax rate of (4.0)% for fiscal 2023 differed from the federal statutory tax rate of 21% primarily due to the recording of a full valuation allowance against our U.S. and certain foreign deferred tax assets. We have assessed, on a jurisdictional basis, the realization of our net deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax planning strategies and available sources of future taxable income. We have concluded that a valuation allowance on our U.S. net deferred tax assets continues to be appropriate. In addition, valuation allowances were established in certain foreign jurisdictions during fiscal 2023 considering cumulative taxable losses in recent years and uncertainty with respect to future taxable income. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

Liquidity and Capital Resources

At December 28, 2024, our cash and cash equivalents were $134.3 million. We also had $3.6 million in restricted cash, $2.4 million of which is used for collateral for our credit card program and to secure outstanding letters of credit and is included in other assets on the consolidated balance sheets. As part of the Termination Agreement and receipt of the Parent Termination Fee, $40.0 million of the fee was set aside as restricted cash to be used for future repayment of the Term Loan subject to our limited rights to utilize such amounts for the purchase of inventory during the third quarters of 2024 and 2025. During the third quarter of 2024, we elected to draw down $40.0 million of the restricted cash. See Note 10, *Debt*, for additional information. Our working capital, which represents our total current assets less total current liabilities, was $70.3 million as of December 28, 2024, compared to $178.3 million as of December 30, 2023. Cash and cash equivalents held by our foreign subsidiaries totaled $18.4 million as of December 28, 2024. The undistributed earnings of our foreign subsidiaries remain permanently reinvested outside of the United States as of December 28, 2024.

On January 28, 2024, we and Amazon mutually agreed to terminate the Merger Agreement and entered into a mutual termination agreement effective as of such date. In accordance with the terms of the Termination Agreement, Amazon made a cash payment to us in the previously agreed amount of $94.0 million on January 29, 2024. During the first quarter of 2024, as a result of the termination of the Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon, we made a payment of $18.8 million for professional fees incurred in connection with the Transactions.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion, and only invest periodically in leasehold improvements a portion of which is often reimbursed by the landlords of these facilities. Accordingly, our capital spending is generally limited to leasehold improvements, business applications software and computer and equipment. With the shift to the new contract manufacturing paradigm in 2024, we are spending significantly less on tooling and machinery than in previous periods. During the fiscal years ended December 28, 2024 and December 30, 2023, we spent $0.1 million and $2.9 million, respectively, on capital expenditures.

Our strategy for delivering consumer products to our distributors and retail customers gives us the flexibility to provide container shipments directly from our contract manufacturers in Southern China, Vietnam and Malaysia to our customers or, alternatively, allows our distributors and certain retail customers to take possession of product on a domestic basis. Accordingly, our inventory consists of goods shipped to our third-party logistics providers for the fulfillment of distributor, retail and direct-to-consumer sales. Our contract manufacturers are also responsible for purchasing and stocking components required for the production of our products, and they typically invoice us when the finished goods are shipped.

Cash used in operating activities

Year ended December 28, 2024

Net cash used in our operations for the fiscal year ended December 28, 2024 was $33.2 million, of which the principal components were our net loss of $145.5 million, partially offset by the non-cash charges of $78.6 million and the cash inflow of $33.7 million from change in working capital. The change in working capital was driven by net cash inflows of $59.0 million from inventory, $27.1 million from accounts receivable and $22.0 million from other assets, partially offset by net cash outflow of $74.4 million from accounts payable and accrued expenses and other liabilities. During fiscal 2024, the net cash used in operating activities benefited from the one-time receipts of the Parent Termination Fee, net of professional fees paid of $75.2 million, as a result of the termination of the Merger Agreement, and the $13.5 million related to the Litigation Settlement.

Year ended December 30, 2023

Net cash used in our operations for the fiscal year ended December 30, 2023 was $114.8 million, of which the principal components were our net loss of $304.7 million, partially offset by the non-cash charges of $85.7 million and the cash inflow of $104.2 million from changes in working capital. The change in working capital was driven by the reduction in inventory. During 2023, we continued to carefully manage our inventory to a level that better aligns with current run rates and seasonality of our business reducing days in inventory from 95 days at end of fiscal 2022 to 56 days at the end of fiscal 2023. As of December 30, 2023, our inventory balance was $152.5 million, a reduction of $132.8 million from the end of fiscal 2022.

Cash used in investing activities

Year ended December 28, 2024

Net cash used in investing activities for the fiscal year ended December 28, 2024 was $0.3 million and related to the purchase of computers and software and the purchase of investments.

Year ended December 30, 2023

Net cash used in investing activities for the fiscal year ended December 30, 2023 was $3.1 million, primarily related to the purchase of machinery and tooling for new products.

Cash (used in) provided by financing activities

Year ended December 28, 2024

Net cash used in financing activities for the fiscal year ended December 28, 2024 was $16.7 million, primarily related to the $34.9 million repayment of the Term Loan as a result of the termination of the Merger Agreement. During fiscal 2024, we sold an aggregate of 1.9 million shares under the ATM Agreement and received net proceeds of $19.3 million.

Year ended December 30, 2023

Net cash provided by financing activities for the fiscal year ended December 30, 2023 was $185.4 million, primarily related to proceeds from the Term Loan of $188.2 million, net of $11.8 million of debt issuance costs.

Debt

Term Loan

On July 24, 2023, we entered into a Credit Agreement (the "Credit Agreement") by and among us, as borrower, each lender from time to time party thereto and TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent, providing for a $200.0 million senior secured term loan credit facility (the "Term Loan"). During fiscal 2023, we received total proceeds from the Term Loan of $188.2 million, net of $11.8 million of debt issuance costs. During the first quarter of 2024, as a result of the termination of the Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon on January 29, 2024, $35.0 million of such Parent Termination Fee was used immediately to repay a portion of the Term Loan. The Term Loan matures on July 24, 2026 with additional terms more fully described in Note 10 to our consolidated financial statements.

Lines of Credit

As of December 28, 2024, we had letters of credit outstanding of $1.4 million with Bank of America, N.A. The letters of credit were collateralized with a cash deposit.

We have an unsecured guarantee line of credit with Mizuho, Bank Ltd., available to fund import tax payments up to an aggregate outstanding amount of 250.0 million Japanese Yen. As of December 28, 2024, we had no outstanding balance under the guarantee line of credit.

ATM Equity Offering

In February 2024, we entered into an ATM Equity Offering Sales Agreement (the "ATM Agreement") with BofA Securities, Inc. ("BofA") pursuant to which we may offer and sell, from time to time, at our option, up to an aggregate of $100.0 million in shares of Common Stock through BofA, as sales agent, in an "at the market" offering. Under the ATM Agreement, shares will be offered and sold pursuant to an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission. BofA will receive a commission up to 3.00% of the aggregate gross sales proceeds of any Common Stock sold through BofA under the ATM Agreement.

During fiscal 2024, we sold an aggregate of 1.9 million shares under the ATM Agreement and received net proceeds of $19.3 million. The issuance costs incurred in connection with the offering were $1.1 million during the twelve months ended December 28, 2024. As of December 28, 2024, $79.6 million remained available for further sale under the ATM Agreement. As of the date of filing this annual report on Form 10-K, we have suspended any sales of our common stock pursuant to the ATM Agreement unless and until we file a new shelf registration statement on Form S-3 with the Securities and Exchange Commission.

Liquidity Risks and Uncertainties

After a surge in demand of robotic floorcare products during the pandemic, the segment experienced notable shifts driven by changes in consumer behavior and macro-economic factors. Since 2022, we faced declining revenue due to weaker demand from a decline in consumer sentiment, increased pricing competition in the market, and economic pressures resulting in significant operating losses and negative cash flows from operations. Total operating loss was $264.1 million in fiscal 2023 and $240.4 million in fiscal 2022. On January 28, 2024, we and Amazon mutually agreed to terminate the Merger Agreement. In response to declining sales and the termination of the Merger Agreement, we effected leadership changes and announced a restructuring plan designed to significantly reduce operating expenses, improve gross margin and reduce cash used in operations.

As part of the 2024 restructuring plan, we commenced and completed an overall workforce reduction of approximately 440 employees, which represented 40% of our global workforce as of December 30, 2023. In addition to the reduction of our headcount, we exited several smaller offices during fiscal 2024 and signed an additional sublease agreement during fiscal 2024 to sublease a portion of our headquarters. During fiscal 2024, we also scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and engaged in minimal new hiring. These actions, along with the one-time benefits of $75.2 million related to the Parent Termination Fee and $13.5 million related to an intellectual property litigation settlement, resulted in a reduction of $215.1 million in operating expense during fiscal 2024. Total operating loss was reduced by $161.1 million to $103.0 million in fiscal 2024 despite revenue decline of 23%.

Inventory has consumed a significant amount of cash and we continue to manage our inventory level carefully to ensure efficiency in our working capital. As of December 28, 2024, our inventory totaled $76.0 million, compared with $152.5 million a year ago. We plan to continue to carefully manage our inventory to a level that aligns with near-term revenue expectations and the seasonality of the business. As of December 28, 2024, our cash and cash equivalents totaled $134.3 million, compared with $185.1 million a year ago. During the third quarter of fiscal 2024, we elected to draw down $40.0 million of the restricted cash to purchase inventory.

As of December 28, 2024, we have an outstanding term loan of $200.6 million under the fair value accounting. The Term Loan matures on July 24, 2026 and bears interest and a minimum guaranteed return on the Term Loan that ranges between 1.30x and 1.75x of the principal in accordance with the provisions within the Credit Agreement. The minimum guaranteed return range is based on the date on which it is paid. The Credit Agreement contains a financial covenant that we will not permit our consolidated core assets (comprising cash, accounts receivable and inventory), measured on the last day of each fiscal month, to be less than $200.0 million. As of December 28, 2024, we were in compliance with the covenants under the Term Loan.

On March 11, 2025, we announced the largest product launch in our history. The new products are expected to be margin-accretive due to lower product costs as compared to our legacy products and should begin to support year-over-year revenue growth. We plan to leverage that top-line growth with our lower cost structure to drive improved profitability, achieve gross-margin expansion and improved cash flow from operations in fiscal 2025.

Management has considered and assessed our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Management's assessment includes the preparation of cash flow forecasts considering the annualized savings from the completed restructuring actions and improved cash flow from operations driven by the new product launch in March 2025. While management's cash flow forecast shows sufficient cash and core assets to allow us to maintain our debt covenant compliance, as well as our liquidity and operations in the ordinary course for at least 12 months from the issuance of these financial statements, the forecast depends heavily on the assumption of a successful new product launch in 2025 achieving topline growth and improved profitability.

There can be no assurance that the new product launches will be successful due to potential factors, including, but not limited to: continued reduced demand for our products due to consumer sentiment or competition; challenging macroeconomic conditions that further constrain consumer demand; uncertainties surrounding tariff policy imposed by the administration; and we may continue to experience adverse impacts to revenue and profitability. Given these uncertainties and the implication they may have on the projected cash flow, there is substantial doubt about our ability to continue as a going concern for a period of at least 12 months from the date of issuance of the consolidated financial statements.

As a result, the auditor report on the consolidated financial statements for the year ended December 28, 2024 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern, resulting in breach of the Going Concern Covenant. On March 11, 2025, we entered into Amendment No. 1 to our Credit Agreement. Pursuant to Amendment No. 1, the Agent waived, until May 6, 2025, any event of default under our Credit Agreement arising out of our non-compliance with covenants relating to (1) the Going Concern Covenant and (2) the Minimum Core Assets Covenant. In connection with the Amendment No. 1, we returned the $40.0 million withdrawn from restricted cash during the third quarter of 2024 to the restricted account.

Our Board of Directors has initiated a formal strategic review to evaluate a broad range of alternatives, including, but not limited to, exploring a potential sale or strategic transaction and refinancing our debt. There can be no assurance that the exploration of strategic alternatives will result in any agreements or transactions. Additional actions within our control to maintain our liquidity and operations include optimizing our production volumes with contract manufacturers by reducing inventory supply forecast for cancellable purchase orders, further reducing discretionary spending in all areas of the business and realigning resources through ongoing attrition without rehiring activity. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under the Term Loan, leases for office space, inventory related purchase obligations, and minimum contractual obligations. Other obligations consist primarily of subscription services. The following table describes our commitments to settle contractual obligations in cash as of December 28, 2024 (in thousands):

| | Payments Due by Period | | | | |
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Payments on Term Loan [1]	$ 19,980	$ 248,344	$ —	$ —	$ 268,324
Operating leases [2]	4,835	9,073	8,887	1,551	24,346
Minimum contractual payments	15,167	6,000	125	—	21,292
Inventory-related purchase obligations [3]	25,686	—	—	—	25,686
Other obligations	991	—	—	—	991
Total	$ 66,659	$ 263,417	$ 9,012	$ 1,551	$ 340,639

(1) Payments in Less than 1 Year represent cash interest using an effective cash interest rate of 10.99% per annum as of January 31, 2025. Payments in 1 to 3 Years represent principal and estimated minimum guaranteed return on Term Loan using 1.7x. Amounts exclude approximately $3.6 million in fees payable (representing 2.0% of the aggregate principal amount of Term Loan outstanding) to the Lenders in connection with Amendment No. 1, which will be paid in kind via an increase of the outstanding principal amount of the Term Loan.

(2) Operating leases obligations include cash inflows from existing contractual facility subleases through April 2030 as of December 28, 2024.

(3) Includes estimated obligations under purchase orders related to inventory. Excludes purchase orders that can be cancelled without penalty.

As of December 28, 2024, we had outstanding purchase orders aggregating approximately $126.1 million. The purchase orders are typically related to the purchase of inventory and marketing and media spend in the normal course of business. Included in these outstanding purchase orders is $61.7 million related to inventory purchases at our contract manufacturers, of which $25.7 million are not cancellable without penalty.

We utilize contract manufacturers to build our products and some of our accessories. These contract manufacturers manage the supply of components, capacity and resources to build products based on a forecasted production plan, which typically covers a rolling 12-month period. During the normal course of business, and in order to ensure adequate supply, we enter into purchase commitments with contract manufacturers and suppliers. In certain instances, these purchase commitments allow us the option to cancel, reschedule and/or adjust the supply requirements based on our business needs for a period of time before the order is due to be fulfilled. In some instances, these purchase commitments are not cancellable in the event of a change in demand or other circumstances, such as where the contract manufacturer and/or supplier has built products, semi-finished products or procured and/or ordered unique, iRobot-specific designs, and/or specific non-cancellable, non-returnable components based on the provided forecasts. If we cancel all or part of the orders, or materially reduce forecasted orders, in certain circumstances we may be liable to our contract manufacturers and/or suppliers for the cost of the excess components purchased by our contract manufacturers based on the forecasted production plan and the purchase terms of its component suppliers. During fiscal 2024, we finalized our 2025 product roadmap as part our transition to a new contract manufacturing paradigm. As a result, we evaluated our component inventory on-hand and non-cancelable purchase commitments with our contract manufacturers and suppliers and recorded charges totaling $26.6 million in cost of product revenue in fiscal 2024. These charges included a $11.8 million non-cash reserve for obsolete or excess component inventory and a $14.8 million charge for losses on non-cancellable purchase commitments. The loss on purchase commitments is included in accrued expenses on the consolidated balance sheets.

Recently Issued Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements for a description of certain recently issued accounting standards which may impact our financial statements in future reporting periods.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Exchange Rate Sensitivity

Our international revenue and expenses are denominated in multiple currencies, including British Pounds, Canadian Dollars, Chinese Renminbi, Euros and Japanese Yen. As such, we have exposure to adverse changes in exchange rates associated with the revenue and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international revenue.

In addition to international business conducted in foreign currencies, we have international revenue denominated in U.S. dollars. As the U.S. dollar strengthens or weakens against other currencies, our international distributors may be impacted, which could affect their profitability and our ability to maintain current pricing levels on our international consumer products.

We historically entered into derivative instruments that were designated as cash flow hedges to reduce our exposure to foreign currency exchange risk in sales. These contracts had a maturity of three years or less. As of December 30, 2023, we had outstanding cash flow hedges with a total notional value of $114.4 million. We do not currently use foreign exchange contracts or derivatives that are designated as cash flow hedges to hedge any foreign currency exposures for accounting purposes.

We enter into economic hedges that are not designated as hedges from an accounting standpoint to reduce or eliminate the effects of foreign exchange rate changes typically related to short term trade receivables and payables. These contracts have maturities of approximately one month. At December 28, 2024 and December 30, 2023, we had outstanding economic hedges with a total notional value of $28.1 million and $252.0 million, respectively.

Based on transactions denominated in currencies other than the U.S. dollar as of December 28, 2024, a hypothetical change of 10% would have resulted in an impact on revenue of approximately $24 million for the twelve months ended December 28, 2024.

Interest Rate Sensitivity

The interest expense on the Term Loan will generally fluctuate with movements of interest rates. To date, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not have a material impact on our consolidated financial statements.

At December 28, 2024, we had unrestricted cash and cash equivalents of $134.3 million. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means a change in prevailing interest rates may cause the fair market value of the investment to fluctuate. To minimize this risk in the future, we have the ability to invest in a variety of securities including, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of December 28, 2024, all of our cash and cash equivalents were held in demand deposits and money market funds.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

iROBOT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iRobot Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of iRobot Corporation and its subsidiaries (the "Company") as of December 28, 2024 and December 30, 2023, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 28, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Product Returns

As described in Notes 2 and 3 to the consolidated financial statements, the Company provides limited rights of returns for direct-to-consumer sales generated through its online stores and certain resellers and distributors. The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and management's expectation of future returns. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. As of December 28, 2024, the Company had reserves for product returns of $14.6 million.

The principal considerations for our determination that performing procedures relating to the allowance for product returns is a critical audit matter are (i) the significant judgment by management in developing the allowance for product returns related to management's expectation of future returns; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the allowance for product returns and management's expectation of future returns.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of the allowance for product returns. These procedures also included, among others (i) testing management's process for developing the allowance for product returns, (ii) evaluating the appropriateness of management's approach to calculate the allowance for product returns, (iii) testing the completeness and accuracy of underlying historical sales and returns data used by management to develop the allowance for product returns, and (iv) evaluating the reasonableness of management's expectation of future returns based on historical experience by customer by product.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 12, 2025

We have served as the Company's auditor since 1999.

iROBOT CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 28, 2024	December 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 134,303	$ 185,121
Restricted cash	1,259	—
Accounts receivable, net	49,865	79,387
Inventory	76,029	152,469
Other current assets	27,046	48,513
Total current assets	288,502	465,490
Property and equipment, net	15,835	40,395
Operating lease right-of-use assets	14,322	19,642
Deferred tax assets	9,817	8,512
Goodwill	167,288	175,105
Intangible assets, net	3,212	5,044
Other assets	17,161	19,510
Total assets	$ 516,137	$ 733,698
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 106,367	$ 178,318
Accrued expenses	100,597	97,999
Deferred revenue and customer advances	11,280	10,830
Total current liabilities	218,244	287,147
Term loan	200,604	201,501
Operating lease liabilities	21,598	27,609
Other long-term liabilities	14,452	20,954
Total long-term liabilities	236,654	250,064
Total liabilities	454,898	537,211
Commitments and contingencies (Note 14)		
Preferred stock, 5,000 shares authorized and none outstanding	—	—
Common stock, $0.01 par value; 100,000 shares authorized; 30,629 and 27,964 shares issued and outstanding, respectively	306	280
Additional paid-in capital	333,188	290,755
Accumulated deficit	(250,813)	(105,295)
Accumulated other comprehensive (loss) income	(21,442)	10,747
Total stockholders' equity	61,239	196,487
Total liabilities and stockholders' equity	$ 516,137	$ 733,698

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	$ 681,849	$ 890,580	$ 1,183,383
Cost of revenue:			
Cost of product revenue	534,304	693,043	825,927
Restructuring and other	5,188	—	4,551
Amortization of acquired intangible assets	—	1,166	2,812
Total cost of revenue	539,492	694,209	833,290
Gross profit	142,357	196,371	350,093
Operating expenses:			
Research and development	93,283	143,526	165,222
Selling and marketing	138,828	199,304	290,073
General and administrative	(17,066)	104,100	113,590
Restructuring and other	28,719	8,155	9,042
Amortization of acquired intangible assets	1,543	5,366	12,549
Total operating expenses	245,307	460,451	590,476
Operating loss	(102,950)	(264,080)	(240,383)
Other expense, net	(42,190)	(28,975)	(21,300)
Loss before income taxes	(145,140)	(293,055)	(261,683)
Income tax expense	378	11,655	24,612
Net loss	$ (145,518)	$ (304,710)	$ (286,295)
Net loss per share:			
Basic	$ (4.92)	$ (11.01)	$ (10.52)
Diluted	$ (4.92)	$ (11.01)	$ (10.52)
Number of shares used in per share calculations:			
Basic	29,600	27,676	27,214
Diluted	29,600	27,676	27,214

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net loss	$ (145,518)	$ (304,710)	$ (286,295)
Other comprehensive (loss) income, net of tax:			
Net foreign currency translation adjustments	(10,490)	9,210	(5,853)
Net unrealized gains on cash flow hedges	3,213	2,978	39,578
Net gains on cash flow hedge reclassified into earnings	(15,419)	(24,373)	(23,286)
Change in fair value of term loan due to instrument-specific credit risk	(9,493)	4,403	—
Total comprehensive loss	$ (177,707)	$ (312,492)	$ (275,856)

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Stockholders' Equity
	Shares	Value				
Balance at January 1, 2022	27,006	$ 270	$ 222,653	$ 485,710	$ 8,090	$ 716,723
Issuance of common stock under employee stock plans	126	1	4,718			4,719
Vesting of restricted stock units	321	3	(3)			—
Stock-based compensation			31,905			31,905
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(30)	—	(1,775)			(1,775)
Other comprehensive income					10,439	10,439
Net loss				(286,295)		(286,295)
Balance at December 31, 2022	27,423	$ 274	$ 257,498	$ 199,415	$ 18,529	$ 475,716
Issuance of common stock under employee stock plans	9	—	9			9
Vesting of restricted stock units	601	6	(6)			—
Stock-based compensation			36,056			36,056
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(69)	—	(2,802)			(2,802)
Other comprehensive loss					(7,782)	(7,782)
Net loss				(304,710)		(304,710)
Balance at December 30, 2023	27,964	$ 280	$ 290,755	$ (105,295)	$ 10,747	$ 196,487
Vesting of restricted stock units	819	8	(8)			—
Stock-based compensation			24,476			24,476
CEO transition costs related to stock-based awards			(807)			(807)
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(51)	(1)	(506)			(507)
Issuance of common stock, net of issuance costs	1,897	19	19,278			19,297
Other comprehensive loss					(32,189)	(32,189)
Net loss				(145,518)		(145,518)
Balance at December 28, 2024	30,629	$ 306	$ 333,188	$ (250,813)	$ (21,442)	$ 61,239

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities:			
Net loss	$ (145,518)	$ (304,710)	$ (286,295)
Adjustments to reconcile net loss to net cash provided in operating activities:			
Depreciation and amortization	21,667	32,791	47,869
Loss on equity investment	370	3,910	19,718
Stock-based compensation	24,476	36,056	31,905
Provision for inventory excess and obsolescence	13,489	6,378	2,888
Change in fair value of term loan	24,557	5,904	—
Debt issuance costs expensed under fair value option	583	11,837	—
Deferred income taxes, net	(2,391)	6,563	18,799
Other	(4,140)	(17,694)	(1,003)
Changes in operating assets and liabilities — (use) source, excluding effects of acquisition			
Accounts receivable	27,122	(11,748)	94,750
Inventory	58,952	119,332	46,511
Other assets	21,966	13,941	52,029
Accounts payable	(70,970)	(4,604)	(73,598)
Accrued expenses and other liabilities	(3,385)	(12,749)	(43,594)
Net cash used in operating activities	(33,222)	(114,793)	(90,021)
Cash flows from investing activities:			
Additions of property and equipment	(118)	(2,862)	(12,325)
Purchase of investments	(136)	(233)	(3,150)
Sales and maturities of investments	—	—	17,723
Net cash (used in) provided by investing activities	(254)	(3,095)	2,248
Cash flows from financing activities:			
Proceeds from employee stock plans	—	9	4,719
Income tax withholding payment associated with restricted stock vesting	(507)	(2,802)	(1,775)
Proceeds from issuance of common stock, net of issuance costs	19,297	—	—
Repayment of term loan	(34,947)	—	—
Proceeds from term loan	—	200,000	—
Payment of debt issuance costs	(583)	(11,837)	—
Net cash (used in) provided by financing activities	(16,740)	185,370	2,944
Effect of exchange rate changes on cash, cash equivalents and restricted cash	280	2,456	1,321
Net (decrease) increase in cash, cash equivalents and restricted cash	(49,936)	69,938	(83,508)
Cash, cash equivalents and restricted cash at beginning of period	187,887	117,949	201,457
Cash, cash equivalents and restricted cash, at end of period	$ 137,951	$ 187,887	$ 117,949
Supplemental disclosure of cash flow information			
Cash paid for income taxes, net of refunds	$ —	$ 6,117	$ 8,489
Cash paid for interest	$ 22,386	$ 6,522	$ 1,714
Cash, cash equivalents and restricted cash, at end of period			
Cash and cash equivalents	$ 134,303	$ 185,121	$ 117,949
Restricted cash	1,259	—	—
Restricted cash, current (included in other current assets)	—	1,000	—
Restricted cash, non-current (included in other assets)	2,389	1,766	—
Cash, cash equivalents and restricted cash, at end of period	$ 137,951	$ 187,887	$ 117,949

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

iRobot Corporation ("iRobot" or the "Company") designs, builds and sells robots and home innovations that make life better. The Company's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation. iRobot's durable and high-performing robots are designed using the close integration of software, electronics and hardware. The Company's revenue is primarily generated from product sales through a variety of distribution channels, including chain stores and other national retailers, through the Company's own website and app, dedicated e-commerce websites, the online arms of traditional retailers and through value-added distributors and resellers worldwide.

Termination of Merger Agreement

As previously disclosed, on August 4, 2022, the Company entered into an Agreement and Plan of Merger (the "Original Merger Agreement") with Amazon.com, Inc., a Delaware corporation ("Parent" or "Amazon"), and Martin Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Amazon ("Merger Sub"), providing for, among other things, the merger of Merger Sub with and into iRobot, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger", and, together with the other transactions contemplated by the Merger Agreement (as defined below), (the "Transactions"). On July 24, 2023, iRobot, Amazon and Merger Sub entered into an amendment to the Original Merger Agreement (the "Amendment", and the Original Merger Agreement, as amended and supplemented by the Amendment, the "Merger Agreement"). The Amendment adjusted the merger consideration to reflect the incurrence of the Term Loan (see Note 10, *Debt,* for additional information).

On January 28, 2024, the Company and Amazon mutually agreed to terminate the Merger Agreement and entered into a mutual termination agreement effective as of such date (the "Termination Agreement"). The termination of the Merger Agreement was approved by the Company's board of directors ("Board"). In accordance with the terms of the Termination Agreement, Amazon made a cash payment to the Company in the previously agreed amount of $94.0 million (the "Parent Termination Fee") on January 29, 2024. During the first quarter of fiscal 2024, as a result of the termination of the Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon, the Company made a payment of $18.8 million for professional fees incurred in connection with the Transactions. In accordance with the terms of the Credit Agreement (as defined below), the Company applied $35.0 million to repay a portion of the Term Loan. The remaining $40.0 million of the Parent Termination Fee was set aside as restricted cash to be used for future repayments of the Term Loan subject to limited rights of the Company to utilize such amounts for the purchase of inventory. See Note 10, *Debt*, for additional information. The Parent Termination Fee received net of professional fees paid was $75.2 million and was recorded during the first quarter of fiscal 2024 as a benefit in general and administrative expenses on the consolidated statements of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Foreign Currency Translation

The accompanying consolidated financial statements include those of iRobot and its subsidiaries, after elimination of all intercompany balances and transactions. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In addition, certain prior year amounts have been reclassified to conform to the current year presentation, including separate presentation of restructuring and other costs on the consolidated statements of operations. These reclassifications have no material effect on the reported financial results.

For the Company's subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at period-end foreign exchange rates. Revenues and expenses are translated into U.S. dollars at the average foreign exchange rates for the period. Translation adjustments are excluded from the determination of net loss and are recorded in accumulated other comprehensive loss, a separate component of stockholders' equity.

The Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters end on the Saturday that falls closest to the last day of the third month of each quarter. As used in the Annual Report on Form 10-K, "fiscal 2024" refers to the 52-week fiscal year ending December 28, 2024, "fiscal 2023" refers to the 52-week fiscal year ended December 30, 2023, and "fiscal 2022" refers to the 52-week fiscal year ended December 31, 2022.

Liquidity Risks and Uncertainties

After a surge in demand of robotic floorcare products during the pandemic, the segment experienced notable shifts driven by changes in consumer behavior and macro-economic factors. Since 2022, the Company faced declining revenue due to weaker demand from a decline in consumer sentiment, increased pricing competition in the market, and economic pressures resulting in significant operating losses and negative cash flows from operations. Total operating loss was $264.1 million in fiscal 2023 and $240.4 million in fiscal 2022. On January 28, 2024, the Company and Amazon mutually agreed to terminate the Merger Agreement. In response to declining sales and the termination of the Merger Agreement, iRobot effected leadership changes and announced a restructuring plan designed to significantly reduce operating expenses, improve gross margin and reduce cash used in operations.

As part of the 2024 restructuring plan, the Company commenced and completed an overall workforce reduction of approximately 440 employees, which represented 40% of its global workforce as of December 30, 2023. In addition to the reduction of its headcount, the Company exited several smaller offices during fiscal 2024 and signed an additional sublease agreement during fiscal 2024 to sublease a portion of its headquarters. During fiscal 2024, the Company also scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and engaged in minimal new hiring. These actions, along with the one-time benefits of $75.2 million related to the Parent Termination Fee and $13.5 million related to an intellectual property litigation settlement, resulted in a reduction of $215.1 million in operating expense during fiscal 2024. Total operating loss was reduced by $161.1 million to $103.0 million in fiscal 2024 despite revenue decline of 23%.

Inventory has consumed a significant amount of cash and the Company continues to manage its inventory level carefully to ensure efficiency in its working capital. As of December 28, 2024, the Company's inventory totaled $76.0 million, compared with $152.5 million a year ago. The Company plans to continue to carefully manage its inventory to a level that aligns with near-term revenue expectations and the seasonality of the business. As of December 28, 2024, the Company's cash and cash equivalents totaled $134.3 million, compared with $185.1 million a year ago. During the third quarter of fiscal 2024, the Company elected to draw down $40.0 million of the restricted cash to purchase inventory.

As of December 28, 2024, the Company has an outstanding term loan of $200.6 million under the fair value accounting. The Term Loan matures on July 24, 2026 and bears interest and a minimum guaranteed return on the Term Loan that ranges between 1.30x and 1.75x of the principal in accordance with the provisions within the Credit Agreement. The minimum guaranteed return range is based on the date on which it is paid. The Credit Agreement contains a financial covenant that the Company will not permit its consolidated core assets (comprising cash, accounts receivable and inventory), measured on the last day of each fiscal month, to be less than $200.0 million. As of December 28, 2024, the Company was in compliance with the covenants under the Term Loan.

On March 11, 2025, the Company announced the largest product launch in iRobot's history. The new products are expected to be margin-accretive due to lower product costs as compared to its legacy products and should begin to support year-over-year revenue growth. The Company plans to leverage that top-line growth with its lower cost structure to drive improved profitability, achieve gross-margin expansion and improved cash flow from operations in fiscal 2025.

Management has considered and assessed its ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Management's assessment includes the preparation of cash flow forecasts considering the annualized savings from the completed restructuring actions and improved cash flow from operations driven by the new product launch in March 2025. While management's cash flow forecast shows sufficient cash and core assets to allow it to maintain its debt covenant compliance, as well as its liquidity and operations in the ordinary course for at least 12 months from the issuance of these financial statements, the forecast depends heavily on the assumption of a successful new product launch in 2025 achieving topline growth and improved profitability.

There can be no assurance that the new product launches will be successful due to potential factors, including, but not limited to: continued reduced demand for its products due to consumer sentiment or competition; challenging macroeconomic conditions that further constrain consumer demand; uncertainties surrounding tariff policy imposed by the new Presidential administration; and the Company may continue to experience adverse impacts to revenue and profitability. Given these uncertainties and the implication they may have on the projected cash flow, there is substantial doubt about the Company's ability to continue as a going concern for a period of at least 12 months from the date of issuance of the consolidated financial statements.

As a result, the auditor report on the consolidated financial statements for the year ended December 28, 2024 includes an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern, resulting in breach of the Going Concern Covenant (as defined below). On March 11, 2025, the Company entered into Amendment No. 1 to the Credit Agreement. Pursuant to Amendment No. 1, the Agent (as defined below) waived, until May 6, 2025, any event of default under the Credit Agreement arising out of the Company's non-compliance with covenants relating to (1) the Going

Concern Covenant and (2) the Minimum Core Assets Covenant (as defined below). In connection with the Amendment No. 1, the Company returned the $40.0 million withdrawn from restricted cash during the third quarter of 2024 to the restricted account.

The iRobot Board of Directors has initiated a formal strategic review to evaluate a broad range of alternatives, including, but not limited to, exploring a potential sale or strategic transaction and refinancing the Company's debt. There can be no assurance that the exploration of strategic alternatives will result in any agreements or transactions. Additional actions within our control to maintain our liquidity and operations include optimizing our production volumes with contract manufacturers by reducing inventory supply forecast for cancellable purchase orders, further reducing discretionary spending in all areas of the business and realigning resources through ongoing attrition without rehiring activity. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses. These estimates and judgments, include but are not limited to, revenue recognition, including variable consideration and other obligations such as sales incentives and product returns; impairment of goodwill and long-lived assets; valuation of non-marketable equity investments; valuation of debt; valuation of performance-based awards with market conditions; inventory excess and obsolescence; loss on purchase commitments; loss contingencies; and accounting for income taxes and related valuation allowances. The Company bases its estimates and assumptions on historical experience, market participant fair value considerations, projected future cash flows, current economic conditions, and various other factors that the Company believes are reasonable under the circumstances. Actual results and outcomes may differ from the Company's estimates and assumptions.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash and cash equivalents. The Company invests its excess cash primarily in money market funds or demand deposit accounts of major financial institutions. Accordingly, its cash and cash equivalents are subject to minimal market risk. At December 28, 2024 and December 30, 2023, cash and cash equivalents totaled $134.3 million and $185.1 million, respectively. These cash and cash equivalents are carried at cost, which approximates fair value.

The Company's restricted cash balances totaled $3.6 million as of December 28, 2024, $2.4 million of which is used as collateral for the Company's credit card program and to secure outstanding letters of credit and is included in other assets on the consolidated balance sheets. As part of the Termination Agreement and receipt of the Parent Termination Fee, $40.0 million of the fee was set aside in a restricted account to be used for future repayment of the Term Loan subject to limited rights of the Company to utilize such amounts for the purchase of inventory during the third quarters of 2024 and 2025. During the third quarter of fiscal 2024, the Company elected to draw down $40.0 million of the restricted cash. See Note 10, *Debt*, for additional information.

Allowance for Credit Losses

The Company maintains an allowance for credit losses for accounts receivable using an expected loss model that requires the use of forward-looking information to calculate credit loss estimate. The expected loss methodology is developed through consideration of factors including, but not limited to, historical collection experience, current customer credit ratings, customer concentrations, current and future economic and market conditions and age of the receivable. The Company reviews and adjusts the allowance for credit losses on a quarterly basis. Accounts receivable balances are written off against the allowance when the Company determines that the balances are not recoverable. As of December 28, 2024 and December 30, 2023, the Company had an allowance for credit losses of $3.0 million and $2.7 million, respectively. Bad debt expense recorded in general and administrative expenses in the consolidated statements of operations during fiscal 2024, 2023 and 2022 was immaterial.

Accounts receivable allowances

Allowance for product returns: The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and the Company's expectation of future returns.

Allowance for other credits and incentives: The Company records an allowance related to customer incentives such as discounts, promotions, price protection and other support programs. The allowance is based on specific terms and conditions included in customer agreements, specific programs and sell-through expectations, historical experience and other factors.

Activity related to accounts receivable allowances was as follows (in thousands):

		Fiscal Year Ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Allowance for product returns						
Balance at beginning of period	$	24,650	$	49,151	$	56,839
Provision		29,902		25,948		41,969
Deduction		(39,950)		(50,449)		(49,657)
Balance at end of period	$	14,602	$	24,650	$	49,151
Allowance for other credits and incentives						
Balance at beginning of period	$	95,340	$	106,519	$	101,606
Provision		194,277		262,230		269,187
Deduction		(225,344)		(273,409)		(264,274)
Balance at end of period	$	64,273	$	95,340	$	106,519

Inventory

Inventory primarily consists of finished goods and, to a lesser extent, components, which are purchased from contract manufacturers. Inventory is stated at the lower of cost or net realizable value with cost being determined using the standard cost method, which approximates actual costs determined on the first-in, first-out basis. Inventory costs primarily consist of materials, inbound freight, import duties, and other handling fees. The Company writes down its inventory for estimated obsolescence or excess inventory based upon assumptions around market conditions and estimates of future demand including consideration of product life cycle status, product development plans and current sales levels. Inventory write-downs and losses on purchase commitments are recorded in cost of product revenue. Net realizable value is the estimated selling price less estimated costs of completion, disposal and transportation. Adjustments to reduce inventory to net realizable value are recognized in cost of product revenue and have not been significant for the periods presented.

During the second quarter of fiscal 2024, the Company finalized its 2025 product roadmap as part of its transition to a new contract manufacturing paradigm. As a result, the Company evaluated its component inventory on-hand and non-cancelable purchase commitments with its contract manufacturers and suppliers, and recorded charges in cost of product revenue of $18.4 million and $8.2 million during the second and fourth quarters of fiscal 2024, respectively. The $18.4 million charge included a $10.3 million non-cash reserve for obsolete or excess component inventory and a $8.1 million charge for losses on non-cancellable purchase commitments. The $8.2 million charge was recorded due to a decrease in supply plan from the second quarter and included a $1.5 million non-cash reserve for obsolete or excess component inventory and a $6.7 million charge for losses on non-cancellable purchase commitments. During fiscal 2024, 2023 and 2022, the Company recorded adjustments totaling $13.5 million, $6.4 million and $2.9 million, respectively, for obsolete or excess inventory.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Computer and equipment	2-5 years
Furniture and fixtures	5
Machinery and tooling	2-5
Business applications software	3-7
Leasehold improvements	Lesser of economic benefit period or term of lease

Expenditures for additions and improvements that extend the useful lives of property and equipment are capitalized. Repairs, maintenance costs and losses associated with disposals or retirements are charged to expense as incurred.

Capitalization of Cloud Computing Arrangements

The Company incurs costs to implement cloud computing arrangements that are hosted by third-party vendors. Implementation costs incurred during the application development stage are capitalized until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the term of the associated hosting arrangement and are recognized as an operating expense within the consolidated statements of operations. During fiscal 2024 and 2023, the Company recorded amortization expenses of $1.9 million and $2.2 million, respectively, for these implementation costs. Capitalized costs were $3.0 million and $5.0 million as of December 28, 2024 and December 30, 2023, respectively, and are reported as a component of other assets on the Company's consolidated balance sheets.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but rather is assessed for impairment at the reporting unit level annually during the fourth quarter of each fiscal year or more frequently if the Company believes indicators of impairment exist. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit.

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets and intangible assets. The Company periodically evaluates the recoverability of other long-lived assets whenever events and changes in circumstances, such as reductions in demand or significant economic slowdowns in the industry, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

The impairment assessment of goodwill and other long-lived assets involves significant estimates and assumptions, which may be unpredictable and inherently uncertain. These estimates and assumptions include identification of reporting units and asset groups, long-term growth rates, profitability, estimated useful lives, comparable market multiples, and discount rates. Any changes in these assumptions could impact the result of the impairment assessment. There was no impairment of goodwill during fiscal 2024, 2023 and 2022. During the first quarter of 2024, the Company identified a triggering event as a result of the termination of the Merger Agreement. The Company performed a quantitative assessment of goodwill using the market capitalization approach and a discounted cash flow analysis. The discounted cash flow analysis involved significant estimates and assumptions such as discount rate, projected future revenues, projected future operating margins and terminal growth rates. The Company concluded that the fair value exceeded the carrying value at the triggering event date, which resulted in no impairment of goodwill. The Company also performed its annual goodwill impairment analysis on October 5, 2024 by completing a quantitative assessment using the market capitalization approach and concluded that there was no impairment.

The Company also performed an impairment assessment on its long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows, which were generally income from sublease arrangements, cash flows from projected future revenues, or the liquidation value. During fiscal 2024, 2023 and 2022, the Company incurred impairment charges of $0.9 million, $4.0 million and $3.4 million, respectively, related to the facility restructuring plan discussed within Note 4, *Restructuring and Other Charges*. During fiscal 2023, the Company recorded an impairment charge of $4.9 million related to the acquired intangible assets associated with the acquisition of Aeris Cleantec AG ("Aeris"), which is incremental to the impairment charge of $11.1 million recognized during fiscal 2022 on the acquired Aeris intangible assets.

Strategic Investments

The Company holds non-marketable equity securities as part of its strategic investments portfolio. The Company classifies the majority of these securities as equity securities without readily determinable fair values and measures these investments at cost, less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. These investments are valued using significant unobservable inputs or data in an inactive market and the valuation requires the Company's judgment due to the absence of market prices and inherent lack of liquidity. The Company monitors non-marketable equity investments for impairment indicators, such as deterioration in the investee's financial condition and business forecasts and lower valuations in recent or proposed financings. The estimated fair value is based on quantitative and qualitative factors including, but not limited to, subsequent financing activities by the investee and projected discounted cash flows. The Company performs an assessment on a quarterly basis to assess whether triggering events for impairment exist and to identify any observable price changes. The Company recorded impairment charges of $0.4 million and $3.9 million in fiscal 2024 and 2023, respectively, related to investments in non-marketable equity securities. Changes in fair value of non-marketable equity investments are recorded in other expense, net on the consolidated statements of operations. At December 28, 2024 and December 30, 2023, the Company's equity securities without readily determinable fair values totaled $11.1 million and $11.4 million, respectively, and are included in other assets on the consolidated balance sheets.

Warranty

The Company generally provides a one-year warranty on all of its products except in countries where a two-year warranty is required against defects in materials and workmanship. The Company's standard warranty provides for repair or replacement of the associated products during the warranty period. The Company records estimated warranty costs in cost of product revenue in the period the related revenue is recognized based on historical experience, expectations of future costs to repair or replace including freight and knowledge of specific product failures outside the Company's historical experience. Actual results could differ from these estimates, which could cause increases or decreases to the warranty reserves in future periods.

Financial Instruments and Hedging Activities

The Company utilizes derivative instruments to partially offset its financial risks to foreign exchange risk. The Company does not engage in speculative hedging activity. Cash flow hedge amounts that are included in the assessment of hedge effectiveness are deferred in accumulated other comprehensive loss until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges are recognized as a component of net sales in the same period as the related revenue is recognized. Absent meeting these criteria, changes in fair value are recognized in other expense, net, in the consolidated statements of operations. The Company may also enter into non-designated foreign currency contracts to offset a portion of the foreign currency exchange gains and losses generated by the remeasurement of certain assets and liabilities denominated in non-functional currencies. Changes in fair value are recognized in other expense, net, in the consolidated statements of operations.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The fair value is established based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. These tiers include:

- Level 1 - observable inputs such as quoted prices for identical instruments in active markets;

- Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 - inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing and discounted cash flow models. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

Stock-Based Compensation

The Company accounts for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. The Company issues equity incentive awards in the form of restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs"). The fair value for RSUs is based on the closing share price of the Company's common stock on the date of grant. PSUs are aligned to specified performance targets such as financial metrics, the relative returns of the Company's common stock ("TSRs") or the volume weighted average price ("VWAP") during the performance period. The fair value of PSUs aligned to specified performance metrics is determined based on the number of units expected to vest upon achievement of the performance conditions. The fair value for PSUs aligned to the TSR and the VWAP is based on a Monte Carlo simulation model. The Company recognizes stock-based compensation as an expense on a straight-line basis, over the requisite service period. The Company accounts for forfeitures as they occur, rather than applying an estimated forfeiture rate.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Advertising Expense

Advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 28, 2024, December 30, 2023 and December 31, 2022 advertising expense totaled $50.7 million, $87.7 million and $146.6 million, respectively.

Income Taxes

The Company accounts for its income taxes using the asset and liability method, under which the Company recognizes the amount of taxes payable or refundable for the current year. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis using enacted tax rates in effect in the years in which those temporary differences are expected to be recovered or settled in each jurisdiction. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that the related benefits will not be realized. In assessing the recoverability of its deferred tax assets, the Company evaluates all available evidence, both positive and negative, to assess whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset that exceeds the amount for which it is more likely than not that the Company will realize a benefit, the Company establishes a valuation allowance. A valuation allowance was maintained and or established in the U.S. and in certain foreign jurisdictions during fiscal 2024 and 2023. The Company expects to continue to record a valuation allowance against these assets until sufficient positive evidence exists to support its reversal. As of December 28, 2024 and December 30, 2023, the Company had a valuation allowance of $220.9 million and $178.6 million, respectively.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the income tax provision.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable and cash and cash equivalents. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 28, 2024 and December 30, 2023, one customer accounted for 15.1% and 17.3%, respectively, of the Company's accounts receivable balance. For the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, there was one customer that accounted for 10% or more of total revenue, representing 22.2%, 24.0% and 22.6%, of the Company's total revenue, respectively.

The Company maintains its cash in bank deposit accounts and money market funds at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. These deposits may be redeemed upon demand, and management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

As of December 28, 2024, the financial institutions that accounted for 10% or more of total cash and cash equivalents were as follows:

	December 28, 2024	December 30, 2023
Institution A	59%	58%
Institution B	20%	14%
Institution C	20%	14%
Institution D	*	14%
*Cash and cash equivalents were less than 10%		

Concentration of Supplier

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers for the distribution of its products. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to customers on time, if at all. For the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, approximately 67%, 79% and 51%, respectively, of the Company's finished goods purchased during each year were from one vendor.

Net loss per share:

Basic loss per share is calculated using the Company's weighted-average outstanding common shares. Diluted loss per share is calculated using the Company's weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents the calculation of both basic and diluted net loss per share (in thousands, except per share amounts):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net loss	$ (145,518)	$ (304,710)	$ (286,295)
Weighted-average shares outstanding	29,600	27,676	27,214
Basic and diluted loss per share	$ (4.92)	$ (11.01)	$ (10.52)

Employee stock awards representing approximately 2.6 million, 0.8 million and 0.9 million shares of Common Stock for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively, were excluded from the computation of diluted earnings per share as their effect would have been antidilutive.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures." This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The Company adopted the standard in the fourth quarter of 2024, and there was no material impact on its consolidated financial statements. See Note 17 to the consolidated financial statements for further detail.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses." This ASU requires public business entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. Adoption of this ASU should be applied prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of this standard will have on the disclosures included in the notes to the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures." This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures for fiscal 2025.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

3.   **Revenue Recognition**

The Company primarily derives its revenue from the sale of consumer robots and accessories. The Company sells products directly to consumers through online stores and indirectly through resellers and distributors. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns and other credits and incentives. Revenue is recognized only to the extent that it is probable that a significant reversal of revenue will not occur and when collection is considered probable. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from revenue. Shipping and handling expenses are considered fulfillment activities and are expensed as incurred.

Frequently, the Company's contracts with customers contain multiple promised goods or services. Such contracts may include any of the following, the consumer robot, downloadable app, cloud services, accessories on demand, potential future unspecified software upgrades and extended warranties. For these contracts, the Company accounts for the promises separately as individual performance obligations if they are distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, the Company considers a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract.

The Company allocates revenue to all distinct performance obligations based on their relative stand-alone selling prices ("SSPs"). When available, the Company uses observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect the Company's best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. The Company's process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the facts and circumstances related to each performance obligation including market data or the estimated cost of providing the products or services. The transaction price allocated to the robot is recognized as revenue at a point in time when control is transferred, generally as title and risk of loss pass, and when collection is considered probable. The transaction price allocated to services and support is deferred and recognized over their service periods. For contracts with a duration of greater than one year, the transaction price allocated to performance obligations that are unsatisfied as of December 28, 2024 and December 30, 2023 was $12.2 million and $18.4 million, respectively.

The Company's products generally carry a one-year or two-year limited warranty that promises customers that delivered products are as specified. The Company does not consider these assurance-type warranties as a separate performance obligation and therefore, the Company accounts for such warranties under ASC 460, "Guarantees." For contracts with the right to upgrade to a new product after a specified period of time, the Company accounts for this trade-in right as a guarantee obligation under ASC 460. The total transaction price is reduced by the full amount of the trade-in right's fair value and the remaining transaction price is allocated between the performance obligations within the contract.

The Company provides limited rights of returns for direct-to-consumer sales generated through its online stores and certain resellers and distributors. The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and the Company's expectation of future returns. In addition, the Company may provide other credits or incentives which are accounted for as variable consideration when estimating the amount of revenue to recognize. Where appropriate, these estimates take into consideration relevant factors such as the Company's historical experience, current contractual requirements, specific known market events and forecasted inventory level in the channels. Overall, these reserves reflect the Company's best estimates, and the actual amounts of consideration ultimately received may differ from the Company's estimates. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. As of December 28, 2024, the Company had reserves for product returns of $14.6 million and other credits and incentives of $64.3 million. As of December 30, 2023, the Company had reserves for product returns of $24.6 million and other credits and incentives of $95.3 million. The Company regularly evaluates the adequacy of its estimates for product returns and other credits and incentives. Future market conditions and product transitions may require the Company to take action to change such programs and related estimates. When the variables used to estimate these reserves change, or if actual results differ significantly from the estimates, the Company increases or reduces revenue to reflect the impact. During fiscal 2024 and 2023, changes to these estimates related to performance obligations satisfied in prior periods were not material.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by geographical region (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
United States	$ 332,695	$ 428,531	$ 615,107
EMEA	182,214	241,221	270,451
Japan	119,012	164,699	209,552
Other	47,928	56,129	88,273
Total revenue	$ 681,849	$ 890,580	$ 1,183,383

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers (in thousands):

	December 28, 2024	December 30, 2023
Accounts receivable, net	$ 49,865	$ 77,112
Unbilled receivables	—	3,006
Contract liabilities	16,353	18,702

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities include deferred revenue associated with services and extended warranty plans as well as prepayments received from customers in advance of the satisfaction of its performance obligations. During fiscal 2024 and 2023, the Company recognized $11.3 million and $14.5 million, respectively, of the contract liability balance as revenue upon transfer of the products or services to customers.

4. Restructuring and Other Charges

During the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, the Company recorded restructuring and other charges of $33.9 million, $8.2 million and $13.6 million, respectively, in the consolidated statements of operations.

The components of restructuring and other charges were as follows (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Cash restructuring charges:			
Severance and other personnel costs	$ 22,229	$ 3,599	$ 6,146
Other restructuring costs	2,726	521	4,021
CEO transition costs	2,053	—	—
Total cash charges	27,008	4,120	10,167
Non-cash charges:			
Asset write offs	8,119	4,035	3,426
CEO transition costs related to stock-based awards	(1,220)	—	—
Total non-cash charges	6,899	4,035	3,426
Total restructuring and other charges	$ 33,907	$ 8,155	$ 13,593
Restructuring and other charges:			
Cost of revenue	$ 5,188	$ —	$ 4,551
Operating expenses	28,719	8,155	9,042
Total restructuring and other charges	$ 33,907	$ 8,155	$ 13,593

In August 2022, the Company initiated a restructuring of its operations designed to realign its cost structure with near-term revenue and cash flow generation, advance key strategy priorities, increase efficiencies and improve its profitability going forward, and reduced its workforce by approximately 100 employees. In addition, the Company approved a plan to market portions of its headquarters with the intent to reduce its global office footprint ("Facility restructuring"). As a result of execution of the sublease agreements, the Company recognized impairment losses of $3.4 million on its long-lived assets associated with the subleased space.

As a follow-on action to the 2022 restructuring plan and in anticipation that market conditions would remain challenging in 2023, the Company initiated a new restructuring program during February 2023 to further reduce its workforce by approximately 85 employees. During fiscal 2023, the Company also recognized impairment losses of $4.0 million on its long-lived assets associated with the subleased space under the Facility restructuring plan.

On January 29, 2024, following the termination of the Merger Agreement, the Company announced an operational restructuring plan ("2024 Restructuring Plan") which included a reduction in headcount. As of December 28, 2024, approximately 440 employees have been notified, with $22.2 million of restructuring cost recorded during fiscal 2024. These charges consist primarily of employee termination benefits including severance, payroll taxes and other benefits.

In addition, the 2024 Restructuring Plan includes actions to pause work unrelated to the Company's core floorcare business and, as a result, during fiscal 2024 the Company recorded restructuring costs of $9.4 million. These charges consist of accelerated depreciation and write-offs on certain fixed assets, as well as write-offs on material liabilities at contract manufacturers due to discontinuation of programs.

In conjunction with the termination of the Merger Agreement, Colin Angle, the Company's then-Chief Executive Officer, stepped down as an officer of the Company and from his position as chairman of the Board effective January 28, 2024. The Board appointed Glen D. Weinstein, the Company's then Executive Vice President and Chief Legal Officer, as Interim Chief Executive Officer while a search was conducted for a permanent CEO. On May 6, 2024, the Company appointed Gary S. Cohen as the Company's Chief Executive Officer. Gary S. Cohen succeeded Glen D. Weinstein as the principal executive officer of the Company. Glen D. Weinstein provided transition services as a Company employee during the transition period. CEO transition costs represent costs incurred for CEO search fees and charges associated with the transition-related agreements with Colin Angle and Glen D. Weinstein which include compensation during the transition period as well as adjustments for modification of stock-based awards.

The following table presents a roll-forward of cash restructuring-related liabilities associated with the 2024 Restructuring Plan, which is included within accounts payable and accrued expenses in the consolidated balance sheet (in thousands):

	Severance and other personnel costs	Other restructuring costs	CEO transition costs	Total
Balance as of December 30, 2023	$ —	$ —	$ —	$ —
Charges	22,229	2,726	2,053	27,008
Cash payments	(20,304)	(1,269)	(1,715)	(23,288)
Balance as December 28, 2024	$ 1,925	$ 1,457	$ 338	$ 3,720

The Company expects to incur up to $1.3 million of severance related charges associated with the 2024 Restructuring Plan during the first quarter of fiscal 2025. The Company expects the majority of the people-related balance to be paid within fiscal 2025, and the remaining balance to be paid within the first quarter of fiscal 2026.

5. **Leases**

The Company's leasing arrangements primarily consist of operating leases for its facilities which include corporate, sales and marketing and research and development offices and equipment under various non-cancelable lease arrangements. The operating leases expire at various dates through 2030. The Company currently has two sublease agreements for space at its headquarters. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease obligation at the present value of lease payments over the term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term. The Company's leases typically include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. The Company does not separate lease and non-lease components of contracts and excludes all variable lease payments from the measurement of right-of-use assets and lease liabilities. The Company's variable lease payments generally include usage based nonlease components. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company's existing leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments. At December 28, 2024, the Company's weighted average discount rate was 4.42%, while the weighted average remaining lease term was 5.16 years. At December 30, 2023, the Company's weighted average discount rate was 4.17%, while the weighted average remaining lease term was 5.95 years.

The components of lease expense were as follows (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Operating lease cost	$ 4,487	$ 6,024	$ 6,622
Variable lease cost	3,444	2,582	3,644
Sublease income	(2,027)	(1,276)	—
Right-of-use asset impairment	1,034	3,048	2,268
Total lease cost	$ 6,938	$ 10,378	$ 12,534

Supplemental cash flow information related to leases was as follows (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 6,052	$ 7,781	$ 8,187
Right-of-use assets obtained in exchange for operating lease liabilities (non-cash)	$ 811	$ 683	$ —
Right-of-use assets related to operating lease modifications (non-cash)	$ (1,883)	$ —	$ —

Maturities of operating lease liabilities and sublease payments were as follows as of December 28, 2024 (in thousands):

	Operating Lease Payments	Sublease Payments	Net
2025	$ 5,801	$ (966)	$ 4,835
2026	5,855	(1,033)	4,822
2027	5,315	(1,064)	4,251
2028	5,474	(1,096)	4,378
2029	5,638	(1,129)	4,509
Thereafter	1,936	(385)	1,551
Total minimum lease payments	$ 30,019	$ (5,673)	$ 24,346
Less: imputed interest	3,524		
Present value of future minimum lease payments	$ 26,495		
Less: current portion of operating lease liabilities (Note 9)	4,897		
Long-term lease liabilities	$ 21,598		

Form 10-K

6. Fair Value Measurements

Fair Value Measurements - Recurring Basis

The Company's financial assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	Fair Value Measurements as of December 28, 2024		
	Level 1	Level 2	Level 3
Assets:			
Money market funds	$ 59,717	$ —	$ —
Restricted cash, current	1,259	—	—
Restricted cash, non-current (Note 2)	2,389	—	—
Derivative instruments (Note 11)	—	438	—
Total assets measured at fair value	$ 63,365	$ 438	$ —
Liabilities:			
Term loan (unpaid principal of $179,447) (Note 10)	$ —	$ —	$ 200,604
Total liabilities measured at fair value	$ —	$ —	$ 200,604

	Fair Value Measurements as of December 30, 2023		
	Level 1	Level 2	Level 3
Assets:			
Money market funds	$ 117,652	$ —	$ —
Restricted cash, current	1,000	—	—
Restricted cash, non-current (Note 2)	1,766	—	—
Derivative instruments (Note 11)	—	3,999	—
Total assets measured at fair value	$ 120,418	$ 3,999	$ —
Liabilities:			
Term loan (unpaid principal of $200,000) (Note 10)	$ —	$ —	$ 201,501
Derivative instruments (Note 11)	—	7,643	—
Total liabilities measured at fair value	$ —	$ 7,643	$ 201,501

The following table provides a summary of changes in fair value of our Level 3 instrument for twelve months ended December 28, 2024 (in thousands):

Balance at December 30, 2023	$ 201,501
Repayment	(34,947)
Change in fair value	34,050
Balance at December 28, 2024	$ 200,604

As discussed further in Note 10 to the consolidated financial statements, the Company elected to recognize the Term Loan under the fair value option. The fair value of the Term Loan as of December 28, 2024 has been determined based on a discounted cash flow model, which represents Level 3 measurements. Fair value estimates using probability-weighted scenarios which include assumptions that are highly subjective and require judgements regarding significant matters, such as the amount and timing of future cash flows, expected interest rate volatility and the discount rate. The use of different assumptions could have a material effect on the fair value estimates.

Fair Value Measurements - Nonrecurring Basis

The Company measures the fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During fiscal 2024, as a result of the execution of an amendment to one of its sublease agreements, the Company determined that indicators of impairment existed related to the long-lived assets associated with the subleased space. The right-of-use asset was measured and written down to fair value on a nonrecurring basis as a result of impairment. The fair value measurement was determined using a discounted cash flow method and was classified within Level 3 of the fair value hierarchy. The Company recognized an impairment charge of $0.9 million related to the right-of-use asset and recorded it as a non-cash restructuring and other charge on its consolidated statement of operations in fiscal 2024. The fair value of the remaining right-of-use asset was $0.9 million. See Note 2, *Summary of Significant Accounting Policies*, and Note 8, *Goodwill and Other Intangible Assets*, for additional information.

The Company's non-marketable equity securities are investments in privately held companies without readily determinable fair values and the carrying value of these non-marketable equity securities are remeasured to fair value based on price changes from observable transactions of identical or similar securities of the same issuer or for impairment. At December 28, 2024 and December 30, 2023, the Company's equity securities without readily determinable fair values totaled $11.1 million and $11.4 million, respectively, and are included in other assets on the consolidated balance sheets. See Note 2 to the consolidated financial statements, *Summary of Significant Accounting Policies,* for additional information.

7.   Property and Equipment

Property and equipment consists of the following (in thousands):

	December 28, 2024	December 30, 2023
Computer and equipment	$ 8,111	$ 10,713
Furniture and fixtures	6,247	6,954
Machinery and tooling	68,421	93,387
Leasehold improvements	23,869	26,544
Business applications software	15,393	15,956
Other	4,037	5,734
Subtotal	126,078	159,288
Less: accumulated depreciation	110,243	118,893
Property and equipment, net	$ 15,835	$ 40,395

As of December 28, 2024 and December 30, 2023, the net book value of capitalized internal-use software costs was $0.7 million and $1.4 million, respectively, which are included within business applications software.

Depreciation expense for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 was $20.1 million, $26.3 million, and $32.5 million, respectively, which included amortization expense of $0.8 million, $1.4 million and $2.2 million, respectively, for capitalized internal-use software.

In fiscal 2024, the Company finalized its 2025 product roadmap as part of its transition to a new contract manufacturing paradigm. As a result, the Company evaluated its component inventory on-hand and non-cancelable purchase commitments with its contract manufacturers as described in Note 2, and also reviewed the Company-owned fixed assets located at these contract manufacturers. The Company determined that the useful lives of the tooling and machinery should be updated to better reflect the remaining period of use through early 2025, and has applied the change prospectively during the fourth quarter of fiscal 2024. The Company recognized an additional $5.2 million of accelerated depreciation into cost of product revenue in the consolidated statement of operations during fiscal 2024.

8.   Goodwill and Other Intangible Assets

The following table summarizes the activity in the carrying amount of goodwill and intangible assets for fiscal 2024 and 2023 (in thousands):

	Goodwill	Intangible assets
Balance as of December 31, 2022	$ 167,724	$ 11,260
Amortization	—	(6,532)
Effect of foreign currency translation	7,381	316
Balance as of December 30, 2023	175,105	5,044
Amortization	—	(1,543)
Effect of foreign currency translation	(7,817)	(289)
Balance as of December 28, 2024	$ 167,288	$ 3,212

Intangible assets consisted of the following (in thousands):

	December 28, 2024			December 30, 2023		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Completed technology	$ 26,900	$ 26,900	$ —	$ 26,900	$ 26,900	$ —
Tradename	100	100	—	100	100	—
Customer relationships	9,372	6,160	3,212	10,121	5,077	5,044
Reacquired distribution rights	28,786	28,786	—	30,684	30,684	—
Non-competition agreements	240	240	—	254	254	—
Total	$ 65,398	$ 62,186	$ 3,212	$ 68,059	$ 63,015	$ 5,044

Amortization expense related to acquired intangible assets was $1.5 million, $6.5 million and $15.4 million for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

During fiscal 2024 and 2023, the Company evaluated its long-lived assets, including intangible assets, for indicators of impairment. There was no impairment of long-lived assets in fiscal 2024. In fiscal 2023, the Company determined indicators of impairment existed for the asset group associated with the Company's acquisition of Aeris, including reduction of the asset group's forecasts as well as its negative operating cash flows and operating losses. The Company concluded the fair value of the asset group associated with the Company's acquisition of Aeris was below its carrying value. Therefore, the Company recorded a $4.9 million impairment loss on this intangible asset in fiscal 2023. The impairment loss was recorded in amortization of acquired intangible assets under operating expenses on the consolidated statement of operations.

The estimated future amortization expense related to current intangible assets in each of the five succeeding fiscal years is expected to be as follows (in thousands):

	Operating Expenses
2025	$ 533
2026	533
2027	533
2028	533
2029	533
Thereafter	547
Total	$ 3,212

9.   **Accrued Expenses**

Accrued expenses consist of the following (in thousands):

	December 28, 2024		December 30, 2023	
Accrued returns and sales incentives	$	20,949	$	12,897
Accrued warranty		18,233		24,625
Accrued manufacturing and logistics cost		16,504		5,462
Accrued compensation and benefits		12,322		14,809
Accrued taxes payable		9,641		8,927
Current portion of operating lease liabilities		4,897		5,216
Restructuring-related liabilities		4,219		678
Accrued interest		3,647		4,498
Derivative liability		—		7,276
Accrued merger related liabilities		—		4,721
Accrued other		10,185		8,890
	$	100,597	$	97,999

10.   Debt

Term Loan

On July 24, 2023, the Company entered into a Credit Agreement (the "Credit Agreement") by and among the Company, as borrower, each lender from time to time party thereto and TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent, providing for a $200.0 million senior secured term loan credit facility (the "Term Loan"). Total proceeds from the Term Loan were $188.2 million, net of $11.8 million of debt issuance costs. The Term Loan matures on July 24, 2026.

The Term Loan bears interest at a rate per annum equal to, at the Company's option, (i) a rate based on term SOFR plus a credit spread adjustment plus a 9.00% spread or (ii) a rate based on the base rate plus a rate adjustment plus an 8.00% spread. A portion of each spread equal to 2.5% is paid-in-kind by capitalizing such option into principal of the Term Loan. In the event of repayment, prepayment or acceleration of all or any portion of the Term Loan, the Company is required to pay to the lenders an additional amount which represents a minimum guaranteed return on the Term Loan that ranges between 1.30x and 1.75x of the principal in accordance with the provisions within the Credit Agreement. The minimum guaranteed return range is based on the date on which it is paid. The Credit Agreement provides for mandatory prepayments of borrowings under certain circumstances, including non-ordinary course asset sales and incurrence of other indebtedness, subject to customary exceptions.

The Credit Agreement contains customary affirmative covenants, including financial statement reporting requirements and delivery of compliance certificates. The Credit Agreement also contains customary negative covenants that limit the Company's and its subsidiaries' ability to, among other things, grant or incur liens, incur additional indebtedness, make certain restricted investments or payments, including payment of dividends on its capital stock and payments on certain permitted indebtedness, enter into certain mergers and acquisitions or engage in certain asset sales, subject in each case to certain exceptions. In addition, the Credit Agreement contains a financial covenant that the Company will not permit its consolidated core assets (comprising cash, accounts receivable and inventory), measured on the last day of each fiscal month, to be less than $250.0 million which amount is subject to increase or decrease upon certain triggers related to the payment or non-payment of any termination fees under the Merger Agreement (or fees in lieu of such termination fees) and the occurrence or non-occurrence of the Merger.

During the first quarter of 2024, as a result of the termination of the Merger Agreement and receipt of the Parent Termination Fee of $94.0 million from Amazon on January 29, 2024, $35.0 million of such Parent Termination Fee was used immediately to repay a portion of the Term Loan, and $40.0 million of the Parent Termination Fee was set aside in a restricted account to be used for future repayments of the Term Loan subject to limited rights of the Company to utilize such amounts for the purchase of inventory in the third quarters of fiscal 2024 and 2025. The $35.0 million repayment was applied to the principal, interest and the 1.4x minimum guaranteed return, reducing the principal balance of the loan to $176.1 million. With the termination of the Merger Agreement and the $35.0 million repayment, the applicable minimum guaranteed return ranges between 1.4x and 1.7x of the principal and the consolidated core assets financial covenant is reduced to $200.0 million. To access the $40.0 million of restricted cash for inventory purchases, on the day of such election, the Company must certify to its lenders that the Company has pro forma consolidated core assets of $275.0 million and no default or event of default under the Credit Agreement. During the third quarter of fiscal 2024, the Company elected to draw down $40.0 million of the restricted cash. As of December 28, 2024, the Company was in compliance with the covenants under the Term Loan.

On March 11, 2025, the Company entered into Amendment No. 1 to the Credit Agreement. See Note 18, *Subsequent Events*, for additional details.

The Credit Agreement also contains customary events of default (subject to certain exceptions, thresholds and grace periods), such as the failure to pay obligations when due, breach of certain covenants, including the financial covenant, cross-default or cross-acceleration of certain indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events involving the Company. The occurrence of an event of default may result in the termination of the Credit Agreement and acceleration of repayment obligations with respect to any outstanding loans or letters of credit under the Term Loan.

The obligations under the Term Loan are guaranteed by the Company and certain of its subsidiaries located in the United States, United Kingdom, Japan, France and Spain. In addition, the obligations under the Term Loan are secured by a first priority lien on substantially all tangible and intangible property of the Company and the guarantors and pledges of the equity of certain subsidiaries, in each case subject to certain exceptions, limitations and exclusions from the collateral.

Upon issuance, the Company elected to account for the Term Loan under the fair value option. The primary reason for electing the fair value option is for simplification and cost-benefit considerations of accounting for the Term Loan at fair value in its entirety versus bifurcation of the embedded features. The fair value of the Term Loan was determined using a discounted cash flow model which represents Level 3 measurements. The significant assumptions used in the discounted cash flow model include the amount and timing of future cash flows, expected interest rate volatility and the discount rate.

Under the fair value election, debt issuance costs are expensed as incurred, and the debt liability is subsequently valued at fair market value, including paid-in-kind interest, during each reporting period until its settlement.

The Company's outstanding debt as of December 28, 2024 was as follows (in thousands):

	Classification	Term Loan
Term loan at fair value at issuance		$ 200,000
Change in fair value of term loan due to instrument-specific credit risk	Other comprehensive gain	(4,403)
Remaining changes in fair value	Other expense, net	5,904
Term Loan at fair value as of December 30, 2023		201,501
Repayment		(34,947)
Change in fair value of term loan due to instrument-specific credit risk	Other comprehensive loss	9,493
Remaining changes in fair value	Other expense, net	24,557
Term Loan at fair value as of December 28, 2024		$ 200,604

During fiscal 2024 and 2023, the Company recorded $21.5 million and $10.6 million, respectively, of interest expense in other expense, net on the consolidated statements of operations related to the quarterly cash interest, $3.6 million of which is unpaid and included in accrued expenses on the consolidated balance sheet as of December 28, 2024. The interest expense was calculated using the rate based on term SOFR plus a credit spread adjustment plus a 9.00% spread.

Lines of Credit

The Company has a cash collateralized line for letters of credit with Bank of America, N.A. As of December 28, 2024, the Company had letters of credit outstanding of $1.4 million.

The Company has an unsecured guarantee line of credit with Mizuho, Bank Ltd., available to fund import tax payments up to an aggregate outstanding amount of 250.0 million Japanese Yen. As of December 28, 2024, the Company had no outstanding balance under the guarantee line of credit.

11.   Derivative Instruments and Hedging Activities

The Company operates internationally and, in the normal course of business, is exposed to fluctuations in foreign currency exchange rates. The foreign currency exposures typically arise from transactions denominated in currencies other than the functional currency of the Company's operations, primarily the British Pound, Canadian Dollar, Euro and Japanese Yen. The Company historically entered into derivative instruments that were designated as cash flow hedges to reduce its exposure to foreign currency exchange risk in sales. The Company exited its last cash flow hedges during February 2024. At December 28, 2024, the Company had no outstanding cash flow hedges. As of December 30, 2023, the Company had outstanding cash flow hedges with a total notional value of $114.4 million.

The Company enters into economic hedges that are not designated as hedges from an accounting standpoint to reduce foreign currency exchange risks related to short term trade receivables and payables. These contracts typically have maturities of approximately one month. As of December 28, 2024 and December 30, 2023, the Company had outstanding foreign currency economic hedges with a total notional value of $28.1 million and $252.0 million, respectively.

During fiscal 2024, 2023 and 2022, the Company terminated foreign currency forward contracts with a notional value of $102.9 million, $151.7 million and $436.1 million, respectively, resulting in a net cash proceeds of $2.7 million, a net cash payment of $2.5 million and net cash proceeds of $51.7 million, respectively, which were recognized within cash used in operating activities in the consolidated statements of cash flows. Amounts previously recorded in AOCI were frozen at the time of termination, and will be recognized in earnings when the original forecasted transaction occurs.

The fair values of derivative instruments were as follows (in thousands):

| | | Fair Value | |
	Classification	December 28, 2024	December 30, 2023
Derivatives not designated as hedging instruments:			
Foreign currency forward contracts	Other current assets	$ 438	$ 2,929
Foreign currency forward contracts	Accrued expenses	—	4,586
Derivatives designated as cash flow hedges:			
Foreign currency forward contracts	Other current assets	$ —	$ 1,070
Foreign currency forward contracts	Accrued expenses	—	2,690
Foreign currency forward contracts	Long-term liabilities	—	367

Gain (loss) associated with derivative instruments not designated as hedging instruments were as follows (in thousands):

| | | Fiscal year ended | | |
	Classification	December 28, 2024	December 30, 2023	December 31, 2022
Gain (loss) recognized in income	Other expense, net	$ 2,225	$ (121)	$ 2,951

The following tables reflect the effect of derivatives designated as cash flow hedging for the years ended (in thousands):

| | Gain recognized in OCI on Derivative (1) | | |
| | Fiscal year ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Foreign currency forward contracts	$ 3,213	$ 2,978	$ 43,735

(1) The amount represents the change in fair value of derivative contracts due to changes in spot rates.

	Gain recognized in earnings on cash flow hedging instruments					
	December 28, 2024		**December 30, 2023**		**December 31, 2022**	
	Revenue		**Revenue**		**Revenue**	
Consolidated statements of operations in which the effects of cash flow hedging instruments are recorded	$	681,849	$	890,580	$	1,183,383
Gain on cash flow hedging relationships:						
Foreign currency forward contracts:						
Amount of gain reclassified from AOCI into earnings	$	15,419	$	24,373	$	27,285

12. Stockholders' Equity

Preferred Stock

The Company has authorized 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share. None of the preferred shares were issued and outstanding as of December 28, 2024 and December 30, 2023.

Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

ATM Equity Offering

In February 2024, the Company entered into an ATM Equity Offering Sales Agreement (the "ATM Agreement") with BofA Securities, Inc. ("BofA") pursuant to which the Company may offer and sell, from time to time, at the Company's option, up to an aggregate of $100.0 million in shares of Common Stock through BofA, as sales agent, in an "at the market" offering. Under the ATM Agreement, shares will be offered and sold pursuant to an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission. BofA will receive a commission up to 3.00% of the aggregate gross sales proceeds of any Common Stock sold through BofA under the ATM Agreement.

During fiscal 2024, the Company sold an aggregate of 1.9 million shares under the ATM Agreement and received net proceeds of $19.3 million. The issuance costs incurred in connection with the offering were $1.1 million during the twelve months ended December 28, 2024. As of December 28, 2024, $79.6 million remained available for further sale under the ATM Agreement. As of the date of filing this annual report on Form 10-K, the Company has suspended any sales of its common stock pursuant to the ATM Agreement unless and until the Company files a new shelf registration statement on Form S-3 with the Securities and Exchange Commission.

13. Stock-Based Compensation

The Company has awards outstanding under two stock incentive plans: the 2015 Stock Option and Incentive Plan (the "2015 Plan") and the 2018 Stock Option and Incentive Plan (the "2018 Plan" and together with the 2015 Plan, the "Plans"). The 2018 Plan is the only one of the two plans under which new awards may currently be granted. Under the 2018 Plan, which became effective on May 23, 2018, 1,750,000 shares were initially reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, and dividend equivalent rights. On May 21, 2020, the stockholders approved an amendment to the 2018 Plan to increase the number of aggregate shares authorized for issuance to 2,495,000 shares, an increase of 745,000 shares. On May 27, 2022, the stockholders approved an amendment to the 2018 Plan to increase the number of aggregate shares authorized for issuance to 3,395,000 shares, an increase of 900,000 shares. On May 23, 2024, the stockholders approved an amendment to the 2018 Plan to increase the number of aggregate shares authorized for issuance to 4,295,000 shares, an increase of 900,000 shares. Stock awards returned to the Plans, as a result of their cancellation or termination are automatically made available for issuance under the 2018 Plan. As of December 28, 2024, there were 691,751 shares available for future grant under the 2018 Plan. The Company has also granted inducement awards outside of the Plans pursuant to the "inducement exception" provided under Nasdaq Listing Rule 5635(c)(4). During fiscal 2024, the Company granted 1.2 million restricted stock units to new hires as inducements to such employees entering into employment with the Company. The Company recognized $24.5 million,

$36.1 million and $31.9 million of stock-based compensation expense during the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Stock-based compensation breaks down by expense classification as follows (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Cost of revenue	$ 1,930	$ 3,160	$ 2,194
Research and development	6,100	12,391	10,473
Selling and marketing	4,452	5,843	6,358
General and administrative	11,994	14,662	12,880
Total	$ 24,476	$ 36,056	$ 31,905

Time-based Restricted Stock Units

Time-based restricted stock units entitle the holder to a specific number of shares of common stock upon vesting, typically over a one or three year period. As of December 28, 2024, the unamortized compensation costs associated with restricted stock units was $19.2 million with a weighted-average remaining recognition period of 1.47 years.

The following table summarizes the time-based restricted stock unit activity for fiscal 2024, 2023 and 2022:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2022	1,003,216	$ 77.85
Granted	638,554	54.26
Vested	(321,443)	78.10
Forfeited	(187,227)	73.45
Outstanding at December 31, 2022	1,133,100	65.21
Granted	1,001,090	42.10
Vested	(567,696)	61.99
Forfeited	(212,895)	61.24
Outstanding at December 30, 2023	1,353,599	50.09
Granted	2,295,146	8.52
Vested	(804,203)	42.36
Forfeited	(685,530)	37.57
Outstanding at December 28, 2024	2,159,012	$ 12.76

The aggregate intrinsic value of vested RSUs was $7.4 million, $22.6 million and $17.9 million, during the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively. The aggregate intrinsic value of outstanding time-based restricted stock units at December 28, 2024 was $17.2 million based on the Company's closing stock price on December 28, 2024 of $7.95, with a weighted average remaining contractual term of 0.89 years.

Performance-Based Restricted Stock Units

The Company grants performance-based restricted stock units ("PSUs") to certain of its employees that vest on the satisfaction of service and performance or market conditions. The performance conditions are based on certain financial performance targets within a one year performance period, and therefore awards generally cliff vest at the end of a one year performance period. The market conditions are based on either the relative TSRs compared to a certain index for each performance period, or the VWAP exceeds certain thresholds for each performance period, and therefore awards vest at the end of each performance period. The number of shares actually vested may range from 0% to 200% of the target number of PSUs granted based on the actual achievement of the conditions.

The unamortized fair value as of December 28, 2024 associated with performance based restricted stock units was $3.9 million with a weighted-average remaining recognition period of 1.81 years.

The following table summarizes the performance-based restricted stock unit activity for fiscal 2024, 2023 and 2022:

	Number of Shares Underlying PSU	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2022	285,122	$ 78.92
Granted	153,676	57.94
Vested	—	—
Forfeited	(71,616)	97.31
Outstanding at December 31, 2022	367,182	66.55
Granted	—	—
Vested	(32,669)	49.30
Forfeited	(180,620)	54.07
Outstanding at December 30, 2023	153,893	84.87
Granted	775,295	7.03
Vested	(7,162)	59.06
Forfeited	(132,684)	88.30
Outstanding at December 28, 2024	789,342	$ 8.07

The aggregate intrinsic value of vested PSUs was $0.1 million, $1.4 million and $0.0 million, during the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively. The aggregate intrinsic value of outstanding PSUs was $6.3 million based on the Company's closing stock price on December 28, 2024 of $7.95 with a weighted average remaining contractual term of 1.81 years.

14.   Commitments and Contingencies

Legal Proceedings

From time to time and in the ordinary course of business, the Company is subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations. For the following litigation matter, a liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made.

On March 8, 2024, purported Company shareholder Dylan Das filed a putative class action in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, captioned Dylan Das v. iRobot Corporation, et al., No. 2:24-cv-02138. The parties agreed to transfer the case to the U.S. District Court for the District of Massachusetts. An amended complaint was filed on July 19, 2024. The complaint alleges violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended and Rule 10b-5 thereunder based on allegedly false and misleading statements and omissions concerning the likelihood of regulatory approval of the Merger and its impact on the Company's financial performance. The complaint seeks, among other things, unspecified compensatory damages, including interest, in connection with the Company's allegedly inflated stock price, attorneys' fees and costs, and unspecified equitable/injunctive relief. On September 3, 2024, the Company filed a motion to dismiss with the Court. On January 27, 2025, the Court granted the Company's motion to dismiss and therefore dismissed the amended complaint with prejudice. On February 24, 2025, the plaintiff in this matter appealed the Court's dismissal to the U.S. Court of Appeals for the First Circuit. On June 8, 2024, purported Company shareholder Anthony Wren filed a shareholder derivative complaint in the U.S. District Court for the District of Massachusetts against the Company, certain of its current and former members of the Board, and certain of its officers, captioned Anthony Wren, derivatively on behalf of iRobot Corp. v. iRobot Corporation, et al., No. 1:24-cv-11498. The parties filed a stipulation staying this action until final resolution on the Motion to Dismiss. Given the uncertainty of litigation, the preliminary stage of the shareholder derivative action and the legal standards that must be met for, among other things, success on the merits, the Company cannot estimate the reasonably possible loss or range or loss, if any, that may result from this action.

Form 10-K

Commitments to Suppliers

The Company utilizes contract manufacturers to build its products and some of its accessories. These contract manufacturers manage the supply of components, capacity and resources to build products based on a forecasted production plan, which typically covers a rolling 12-month period. During the normal course of business, and in order to ensure adequate supply, the Company enters into purchase commitments with contract manufacturers and suppliers. In certain instances, these purchase commitments allow the Company the option to cancel, reschedule and/or adjust the supply requirements based on its business needs for a period of time before the order is due to be fulfilled. In some instances, these purchase commitments are not cancellable in the event of a change in demand or other circumstances, such as where the contract manufacturer and/or supplier has built products, semi-finished products or procured and/or ordered unique, iRobot-specific designs, and/or specific non-cancellable, non-returnable components based on the provided forecasts. If the Company cancels all or part of the orders, or materially reduces forecasted orders, in certain circumstances the Company may be liable to its contract manufacturers and/or suppliers for the cost of the excess components purchased by its contract manufacturers based on the forecasted production plan and the purchase terms of its component suppliers. During fiscal 2024, the Company finalized its 2025 product roadmap as part of its transition to a new contract manufacturing paradigm. As a result, the Company evaluated its component inventory on-hand and non-cancelable purchase commitments with its contract manufacturers and suppliers and recorded charges totaling $26.6 million in cost of product revenue in fiscal 2024. These charges included a $11.8 million non-cash reserve for obsolete or excess component inventory and a $14.8 million charge for losses on non-cancellable purchase commitments. The loss on purchase commitments is included in accrued manufacturing and logistics cost on the consolidated balance sheets (Note 9).

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company had no liabilities recorded for these agreements as of December 28, 2024 and December 30, 2023, respectively.

Warranty

The Company provides warranties on most products and has established a reserve for warranty obligations based on estimated warranty costs. The reserve is included as part of accrued expenses (Note 9) in the accompanying consolidated balance sheets.

Activity related to the warranty accrual was as follows (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Balance at beginning of period	$ 24,625	$ 27,379	$ 32,019
Provision	14,393	18,706	22,155
Warranty claims	(20,785)	(21,460)	(26,795)
Balance at end of period	$ 18,233	$ 24,625	$ 27,379

15. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). Eligible US employees may make tax-deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $1.8 million, $3.3 million and $3.9 million for the plan years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution through April of 2024. In May 2024, the employer contribution was decreased to 25% of the first six percent of employee contributions for the remainder of 2024. Accordingly, each employee participating is entitled up to a maximum of 2.0% of his or her eligible annual payroll.

16.   Income Taxes

Loss before income taxes was as follows (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Domestic	$ (123,494)	$ (269,764)	$ (238,685)
Foreign	(21,646)	(23,291)	(22,998)
Loss before income taxes	$ (145,140)	$ (293,055)	$ (261,683)

The components of income tax expense were as follows (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Current			
Federal	$ (853)	$ 6,416	$ (1,738)
State	119	(955)	743
Foreign	3,575	1,071	7,118
Total current income tax (benefit) provision	$ 2,841	$ 6,532	$ 6,123
Deferred			
Federal	$ —	$ (643)	$ 18,991
State	—	64	10,652
Foreign	(2,463)	5,702	(11,154)
Total deferred income tax (benefit) provision	(2,463)	5,123	18,489
Total income tax provision	$ 378	$ 11,655	$ 24,612

The reconciliation of statutory federal income tax to the income tax expense is as follows (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Statutory federal income tax	$ (30,479)	$ (61,542)	$ (54,953)
State taxes (net of federal benefit)	(4,587)	(8,255)	(6,314)
Federal and state credits	(3,224)	(8,268)	(9,473)
Excess tax expenses from stock-based compensation	6,115	3,220	1,813
Foreign-derived intangible income	—	—	(1,364)
Executive compensation	388	1,053	541
Foreign tax rate differential	(492)	1,046	1,416
Change in valuation allowance	34,920	78,727	91,905
Deductible and non-deductible transaction costs	(4,301)	3,654	2,711
Changes in unrecognized tax benefit	1,194	2,677	326
Other	844	(657)	(1,996)
	$ 378	$ 11,655	$ 24,612

The components of net deferred tax assets were as follows (in thousands):

	December 28, 2024	December 30, 2023
Deferred tax assets:		
Tax credits and net operating loss carryforwards	$ 129,216	$ 93,302
Capitalized research and development	53,254	49,684
Revenue reserves	10,620	14,949
Accruals and other liabilities	14,376	15,589
Operating lease liabilities	7,158	7,785
Stock-based compensation	2,600	4,196
Interest expense	13,314	3,312
Other	6,385	7,530
Total deferred tax assets	236,923	196,347
Valuation allowance	(220,867)	(178,568)
Total deferred tax assets, net of valuation allowance	16,056	17,779
Deferred tax liabilities:		
Intangible assets	897	1,635
Operating lease right-of-use assets	4,094	4,592
Other	1,297	3,407
Total deferred tax liabilities	6,288	9,634
Net deferred tax assets	$ 9,768	$ 8,145

The Company has assessed, on a jurisdictional basis, the realization of its net deferred tax assets, including the ability to carry back net operating losses, the existence of taxable temporary differences, the availability of tax planning strategies and available sources of future taxable income. The Company has concluded that a valuation allowance on its U.S. net deferred tax assets continues to be appropriate. In addition, valuation allowances were established in certain foreign jurisdictions during fiscal 2023 considering cumulative taxable losses in recent years and uncertainty with respect to future taxable income. The change in valuation allowance for all of fiscal 2024 was $42.3 million. As of December 28, 2024, and December 30, 2023, the Company had a valuation allowance of $220.9 million and $178.6 million, respectively. A valuation allowance is a non-cash charge, and does not limit the Company's ability to utilize its deferred tax assets, including its ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

As of December 28, 2024, the Company has federal net operating loss carryforwards of $312.2 million. Of this amount, $310.8 million have an indefinite carryforward period, while $1.4 million are subject to expiration beginning in 2037. The Company has state net operating loss carryforwards of $294.2 million, which begin to expire in 2027, and foreign net operating loss carryforwards of $51.2 million. As of December 28, 2024, the Company has federal research and development tax credit carryforwards of $14.6 million and state research and development tax credit carryforwards of $27.4 million, which will expire beginning in 2043 and 2031, respectively. Under the Internal Revenue Code and state law, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of these tax carryforwards which can be utilized in future years.

The following table summarizes changes in the valuation allowance for fiscal 2024, 2023 and 2022 (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Balance at beginning of period	$ 178,568	$ 99,444	$ 13,136
Charges to costs and expenses	37,305	73,238	82,630
Charges to other accounts	4,994	5,886	3,678
Balance at end of period	$ 220,867	$ 178,568	$ 99,444

The following table summarized the activity related to the Company's gross unrecognized tax benefits excluding interest and penalties (in thousands):

| | Fiscal Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Balance at beginning of period	$ 11,648	$ 9,606	$ 9,842
Increase for tax positions related to the current year	2,241	539	1,117
Increase for tax positions related to prior years	76	1,888	672
Decrease related to settlement with taxing authorities	—	—	(1,412)
Decrease for lapses of statute of limitations	(1,295)	(385)	(613)
Balance at end of period	$ 12,670	$ 11,648	$ 9,606

The Company accrues interest and, if applicable, penalties for any uncertain tax positions as a component of income tax expense. As of December 28, 2024 and December 30, 2023, there were $1.9 million and $1.8 million in accrued interest, respectively, and there were no material accrued penalties. Significant judgment is required in evaluating its uncertain tax positions and determining its provision for income taxes. The Company does not expect a significant change in the amount of unrecognized tax benefits within the next 12 months. If all of the Company's unrecognized tax benefits as of December 28, 2024 were to become recognizable in the future, it would affect its effective tax rate by $6.7 million, inclusive of interest and penalties.

The Company conducts business in a number of jurisdictions and, as such is subject to taxation in the United States (federal and state) and foreign jurisdictions. The statute of limitations for examinations by the Internal Revenue Service (the "IRS") and state tax authorities is closed for fiscal years prior to fiscal 2018. All federal and state carryforward attributes generated to date, including fiscal 2018 and earlier, may still be adjusted upon examination by the federal or state tax authorities if they either have been or will be used in a period for which the statute of limitations is still open.

As of December 28, 2024, the Company continues to assert that the unremitted foreign earnings, as well as the capital in its foreign subsidiaries, are permanently reinvested and therefore no deferred taxes or withholding taxes have been provided. At December 28, 2024, the Company has unremitted foreign earnings for which any unrecognized deferred tax liability on these unremitted earnings would be immaterial.

17. Industry Segment, Geographic Information and Significant Customers

The Company's consumer robots are offered to consumers through a variety of distribution channels, including chain stores and other national retailers, through the Company's own website and app, dedicated e-commerce websites, the online arms of traditional retailers, and through value-added distributors and resellers worldwide.

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis to make key operating decisions and assess performance. The CODM evaluates operating performance and decides how to allocate resources based on consolidated net income (loss) that is reported on the consolidated statements of operations as well as non-GAAP gross profit and non-GAAP operating income (loss). The CODM manages business activities by considering budget-to-actual analysis and developing short-term and long-term operational plans. The CODM does not review assets in evaluating operating performance, and therefore, such information is not presented.

The following table presents selected financial information with respect to the Company's single operating segment for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022 (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	$ 681,849	$ 890,580	$ 1,183,383
Less:			
Cost of revenue	539,492	694,209	833,290
Research and development	93,283	143,526	165,222
Working marketing	52,150	87,844	149,945
Other selling and marketing	86,678	111,460	140,128
General and administrative	(17,066)	104,100	113,590
Restructuring and other	28,719	8,155	9,042
Amortization of intangible assets	1,543	5,366	12,549
Other expense, net	(42,190)	(28,975)	(21,300)
Income tax expense	378	11,655	24,612
Net loss	$ (145,518)	$ (304,710)	$ (286,295)

Geographic Information

For the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, sales to non-U.S. customers accounted for 51.2%, 51.9% and 48.0% of total revenue, respectively.

The following table provides information about revenue by geographical region (in thousands):

	Fiscal Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
United States	$ 332,695	$ 428,531	$ 615,107
EMEA	182,214	241,221	270,451
Japan	119,012	164,699	209,552
Other	47,928	56,129	88,273
Total revenue	$ 681,849	$ 890,580	$ 1,183,383

Significant Customers

For the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, there was one customer that accounted for 10% or more of total revenue, representing 22.2%, 24.0% and 22.6%, of total revenue, respectively.

18. Subsequent Events

On March 11, 2025, the Company entered into Amendment No. 1 to the Credit Agreement with TCG Senior Funding L.L.C., an affiliate of The Carlyle Group, as administrative agent and collateral agent (the "Agent") and the lenders party thereto (the "Lenders"). Pursuant to Amendment No. 1, the Lenders waived, until May 6, 2025 (the "Amendment Period"), the Company's covenant obligations to (1) provide a report and opinion of the auditor with respect to the Company's annual consolidated financial statements for fiscal year 2024 without a qualification regarding the Company's ability to continue as a going concern (the "Going Concern Covenant") and (2) maintain a minimum level of core assets (the "Minimum Core Assets Covenant" and, together with the Going Concern Covenant, the "Specified Covenants"). No event of default will occur under the Credit Agreement as a result of failure to comply with the Specified Covenants during the Amendment Period, provided that the Company is still obligated to comply with the Specified Covenants after the end of the Amendment Period and if the Company does not, an Event of Default will occur. See Note 2 *Liquidity Risks and Uncertainties* for further information. As of the date of filing of this annual report on Form 10-K, the Company is in compliance with the Minimum Core Assets Covenant. In connection with Amendment No. 1, the Company returned to a controlled account for the benefit of the Agent and the Lenders the $40.0 million that it elected to withdraw from such controlled account during the third quarter of 2024 for the purchase of inventory, and the Agent deferred payment of the related $4.0 million use fee until the end of the Amendment Period. Amendment No. 1 also requires the Company to provide more frequent supplemental financial reporting to the Agent. Fees payable by us to the Lenders in connection with Amendment No. 1 include (1) $3.6 million (representing 2.0% of the aggregate principal amount of term loans outstanding), which will be paid in kind via an increase of the outstanding principal amount of the Term Loan and (2) issuing to the Lenders on the date of Amendment No. 1 warrants to purchase an aggregate of 1,840,503 shares of the Company's common stock (equal to six percent of our outstanding common stock as of March 10, 2025), with an exercise price of $0.01 per share.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of December 28, 2024, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 28, 2024 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 28, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 28, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. **OTHER INFORMATION**

During the fiscal quarter ended December 28, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item, including with respect to trading arrangements and policies, is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 28, 2024. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11.   *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 28, 2024.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 28, 2024.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 28, 2024.

ITEM 14.   *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Our independent public accounting firm is PricewaterhouseCoopers LLP, Boston, Massachusetts, PCAOB Auditor ID 238.

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 28, 2024.

Form 10-K

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

   (a)   The following are filed as part of this Annual Report on Form 10-K:

   1.   **Financial Statements**

   The following consolidated financial statements are included in Item 8:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets at December 28, 2024 and December 30, 2023

   Consolidated Statements of Operations for the Years ended December 28, 2024, December 30, 2023 and December 31, 2022

   Consolidated Statements of Comprehensive Loss for the Years ended December 28, 2024, December 30, 2023 and December 31, 2022

   Consolidated Statements of Stockholders' Equity for the Years ended December 28, 2024, December 30, 2023 and December 31, 2022

   Consolidated Statements of Cash Flows for the Years ended December 28, 2024, December 30, 2023 and December 31, 2022

   Notes to Consolidated Financial Statements

   2.   **Financial Statement Schedules**

   All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

   3.   **Exhibits — See item 15(b) of this report below**

   (b) Exhibits

   The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit Number	Description
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2	Amended and Restated By-laws of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 9, 2016 and incorporated by reference herein)
3.3	First Amendment to the Amended and Restated By-laws of iRobot Corporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 5, 2022 and incorporated by reference herein)
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2	Description of the Registrant's securities registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on February 13, 2020 and incorporated by reference herein)
10.1†	Form of Amended and Restated Indemnification Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2020 (File No. 001-36414) and incorporated by reference herein)
10.2†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.3†	Employment Agreement by and between the Registrant and Gary S. Cohen, dated as of April 25, 2024 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 7, 2024 and incorporated herein)
10.4†	Form of Performance-Based Restricted Stock Unit Award Agreement, dated as of May 28, 2024, by and between the Registrant and Gary S. Cohen (filed as Exhibit 99.2 to the Registrant's Form S-8 filed on May 28, 2024 and incorporated herein)
10.5†	Form of Restricted Stock Unit Award Agreement, dated as of May 28, 2024, by and between the Registrant and Gary S. Cohen (filed as Exhibit 99.3 to the Registrant's Form S-8 filed on May 28, 2024 and incorporated herein)

10.6†	Employment Agreement by and between the Registrant and Jeff Engel, dated as of August 7, 2024 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 7, 2024 and incorporated herein)
10.7†	Form of Performance-Based Restricted Stock Unit Award Agreement, dated as of August 7, 2024, by and between the Registrant and Jeff Engel (filed as Exhibit 99.1 to the Registrant's Form S-8 filed on August 7, 2024 and incorporated herein)
10.8†	Form of Restricted Stock Unit Award Agreement, dated as of August 7, 2024, by and between the Registrant and Jeff Engel (filed as Exhibit 99.2 to the Registrant's Form S-8 filed on August 7, 2024 and incorporated herein)
10.9†	Employment Agreement by and between the Registrant and Karian Wong, dated as of November 4, 2024 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2024 and incorporated herein)
10.10†	Employment Agreement by and between the Registrant and Jules Connelly, dated as of November 4, 2024 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 6, 2024 and incorporated herein)
10.11†	Form of Restricted Stock Unit Award Agreement, by and between the Registrant and Jules Connelly (filed as Exhibit 99.1 to the Registrant's Form S-8 filed on November 11, 2024 and incorporated herein)
10.12†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.13†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.14	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (as amended through the eighth amendment)
10.15	Ninth Amendment to Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of January 28, 2022 (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2022 and incorporated by reference herein)
10.16†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.17†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.18#	Manufacturing Services Agreement between the Registrant and Kin Yat Industrial Company Limited, dated as of January 22, 2014 (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2018 and incorporated by reference herein)
10.19†	2015 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2015 and incorporated by reference herein)
10.20†	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2015 Stock Option Incentive Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2016 and incorporated by reference herein)
10.21†	iRobot Corporation 2017 Employee Stock Purchase Plan (filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2017 and incorporated by reference herein)
10.22†	iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on June 7, 2018 (File No. 333-225482) and incorporated by reference herein)
10.23†	iRobot Corporation Senior Executive Incentive Compensation Plan as Amended and Restated (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 30, 2019 and incorporated by reference herein)
10.24†	Amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 on June 30, 2020 (File No. 333-239573) and incorporated by reference herein)
10.25†	Second Amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 1, 2022 and incorporated by reference herein)
10.26†	Third Amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 23, 2024 and incorporated by reference herein)

10.27+	Credit Agreement, dated as of July 24, 2023, by and among iRobot Corporation, as borrower, each lender from time to time party thereto, and TCG Senior Funding L.L.C., as administrative agent and collateral agent (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 25, 2023 and incorporated by reference herein)
10.28	Termination Agreement, dated as of January 28, 2024, by and among Amazon.com, Inc., Martin Merger Sub, Inc. and the iRobot Corporation (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 29, 2024 and incorporated by reference herein)
10.29†	Transitional Services and Separation Agreement dated as of January 28, 2024, by and between the Registrant and Colin Angle (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 29, 2024 and incorporated by reference herein)
10.30†	Interim Employment Agreement dated as of January 28, 2024, by and between the Registrant and Glen Weinstein (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 26, 2024 and incorporated by reference herein)
10.31†	Transition Services and Separation Agreement dated as of November 4, 2024, by and between the Registrant and Julie Zeiler (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 6, 2024 and incorporated by reference herein)
10.32†	Transition Services and Separation Agreement dated as of November 4, 2024, by and between the Registrant and Russell Campanello (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 6, 2024 and incorporated by reference herein)
19.1*	Statement of Company Policy & Procedures on Insider Trading and Disclosure
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	iRobot Corporation Compensation Recovery Policy (filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2023 and incorporated by reference herein)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)

† Indicates a management contract or any compensatory plan, contract or arrangement.

\# Confidential treatment requested for portions of this document.

\#\# Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request.

\+ Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

** Furnished herewith

ITEM 16. *FORM 10-K SUMMARY*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/ Gary Cohen

Gary Cohen
Chief Executive Officer

Date: March 12, 2025

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary Cohen and Karian Wong, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on March 12, 2025.

Signature	Title(s)
/s/ GARY COHEN Gary Cohen	Chief Executive Officer (Principal Executive Officer)
/s/ ANDREW MILLER Andrew Miller	Chairman of the Board
/s/ KARIAN WONG Karian Wong	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)
/s/ KAREN M. GOLZ Karen M. Golz	Director
/s/ RUEY-BIN KAO Ruey-Bin Kao	Director
/s/ MICHAEL J. LOPARCO Michael J. Loparco	Director
/s/ EVA MANOLIS Eva Manolis	Director
/s/ JULIEN MININBERG Julien Mininberg	Director
/s/ MICHELLE V. STACY Michelle V. Stacy	Director

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Corporate Offices
8 Crosby Drive
Bedford, Massachusetts 01730
Phone: 781.430.3000

Transfer Agent
Computershare Trust
Company, Inc.
P.O. Box 505000
Louisville, KY 40233
(800) 962-4284
International +1 (781) 575-3120

Legal Counsel
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Phone: 617.570.1000

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
101 Seaport Boulevard
Boston, Massachusetts 02110
Phone: 617.530.5000

Common Stock Information
Our common stock is traded on the Nasdaq Global Select Market under the symbol "IRBT."

Investor Information
Karian Wong
Executive Vice President and Chief Financial Officer
investorrelations@irobot.com

A copy of our financial reports, stock quotes, news releases, SEC filings, as well as information on our products is available in the Investor Relations section of www.irobot.com

Board Members

Gary Cohen
Director

Neal Goldman
Director

Karen Golz
Director, Audit Committee Chair

Dr. Ruey-Bin Kao
Director

Michael Loparco
Director

Eva Manolis
Director, Nominating and Corporate Governance Committee Chair

Andrew Miller
Chairman of the Board

Julien Mininberg
Director

Michelle Stacy
Director, Compensation and Talent Committee Chair

Executive Team

Gary Cohen
Chief Executive Officer

Jean Jacques Blanc
Executive Vice President and Chief Commercial Officer

Jules Connelly
Senior Vice President and Chief Human Resources Officer

Jeffrey Engel
President and Chief Operating Officer

Kevin Lanouette
Senior Vice President, General Counsel and Secretary

Karian Wong
Executive Vice President and Chief Financial Officer

iRobot Mission

Empowering People To Do More



Corporate Headquarters

8 Crosby Drive
Bedford, MA 01730
USA

Phone: 781.430.3000

iRobot.com
info@irobot.com